     As filed with the Securities and Exchange Commission on April 8, 1999
                                                     Registration No. 333-
   =========================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ---------------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                             ---------------------

                         FIRSTAMERICA AUTOMOTIVE, INC.
            (Exact name of Registrant as specified in its charter)

              Delaware                               88-0206732
   (State or other jurisdiction of                 (I.R.S. Employer
   incorporation or organization)                 Identification No.)

                              601 Brannan Street
                       San Francisco, California  94107
                                (415) 284-0444
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                              -------------------
                                Thomas A. Price
                     President and Chief Executive Officer
                         FirstAmerica Automotive, Inc.
                              601 Brannan Street
                           San Francisco, CA  94107
                                (415) 284-0444
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

        Gregory M. Gallo, Esq.                  Valerie Ford Jacob, Esq.
         Andrew D. Zeif, Esq.           Fried, Frank, Harris, Shriver & Jacobson
   Gray Cary Ware & Freidenrich LLP                One New York Plaza
          400 Hamilton Avenue                    New York, New York 10004
   Palo Alto, California 94301-1825                    (212) 859-8000
            (650) 328-6561

                              -------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                              -------------------

     If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              -------------------

                        CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                  Proposed Maximum
          Title of Each Class of                     Aggregate                     Amount of
      Securities to be Registered/(a)/            Offering Price(b)            Registration  Fee/(b)/
------------------------------------------------------------------------------------------------------------
  Common Stock ($0.00001 par value)                 $100,000,000                      $27,800
============================================================================================================

(a) This Registration Statement covers the sale of shares of common stock, par value $.00001 per share, by the Registrant and by selling stockholders.
(b) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) promulgated under the Securities Act.
                             --------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this prospectus is not complete and may be changes. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities andit is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             Subject to Completion
                 Preliminary Prospectus dated April    , 1999

P R O S P E C T U S
-------------------

                                                Shares

                        [FIRSTAMERICA AUTOMOTIVE LOGO]

                                 Common Stock
                               ________________

     This is FirstAmerica Automotive, Inc.'s initial public offering of common
stock.  We are selling                   of the shares and certain of our
stockholders are selling                     of the shares.

     We expect the public offering price to be between $          and $
per share. Currently, no public market exists for the shares. We intend to apply to list our common stock on the New York Stock Exchange under the symbol "FAA."

     Investing in our common stock involves risks which are described in the "Risk Factors" section beginning on page 11 of this prospectus.

                                ________________

                                                                           Per Share                   Total
                                                                       ------------------         ----------------
Public offering price...............................................           $                         $

Underwriting discount...............................................           $                         $

Proceeds, before expenses, to FirstAmerica Automotive...............           $                         $

Proceeds, before expenses, to the selling stockholders..............           $                         $

     The Underwriters may also purchase up to an additional shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We expect that the shares of common stock will be ready for delivery in New
York, New York on or about               , 1999.

                                ________________

     Merrill Lynch & Co.

                          Donaldson, Lufkin & Jenrette

                                                   BancBoston Robertson Stephens

                                ________________

        The date of this prospectus is                          , 1999.

               [FIRSTAMERICA AUTOMOTIVE INC. LOGO APPEARS HERE]


     [MAP OF WESTERN UNITED STATES APPEARS HERE HIGHLIGHTING WHERE FIRSTAMERICA AUTOMOTIVE HAS DEALERSHIPS, ASSUMING THE PENDING ACQUISITIONS ARE COMPLETED.]


             Dealership                                       Brands                    Location
--------------------------------------              -------------------------     -------------------
San Francisco Bay Area:
     Serramonte Auto Plaza:                                  Nissan                    Colma, CA
                                                             Isuzu                     Colma, CA
                                                             Dodge                     Colma, CA
                                                             Mitsubishi                Colma, CA
     Lexus of Serramonte                                     Lexus                     Colma, CA
     Melody Toyota                                           Toyota                    San Bruno, CA
     Marin Nissan                                            Nissan                    San Rafael, CA
     Concord Nissan                                          Nissan                    Concord, CA
     Concord Toyota                                          Toyota                    Concord, CA
     Concord Honda                                           Honda                     Concord, CA
     Serramonte Honda                                        Honda                     Colma, CA
     Dublin Volkswagen/Dodge                                 Volkswagen, Dodge         Dublin, CA
     Dublin Nissan                                           Nissan                    Dublin, CA
     First Dodge - Marin(a)                                  Dodge                     San Rafael, CA

San Jose/Silicon Valley:
     Stevens Creek Nissan                                    Nissan                    Santa Clara, CA
     Capitol Nissan                                          Nissan                    San Jose, CA

Los Angeles Area:
     Beverly Hills BMW                                       BMW                       Beverly Hills, CA
     Volkswagen of Woodland Hills                            Volkswagen                Woodland Hills, CA

San Diego Area:
     Poway Dodge                                             Dodge                     Poway, CA
     Poway Honda                                             Honda                     Poway, CA
     Poway Toyota                                            Toyota                    Poway, CA
     Ritchey Fipp Chevrolet                                  Chevrolet                 Poway, CA
-----------------------------------------

(a)      Acquisition is pending.

                               TABLE OF CONTENTS


                                                                                                                Page
                                                                                                                ----
Summary.............................................................................................              5
Risk Factors........................................................................................             11
Dilution............................................................................................             22
1998, 1999 and Pending Acquisitions.................................................................             23
Use of Proceeds.....................................................................................             25
Dividend Policy.....................................................................................             25
Capitalization......................................................................................             26
Selected Historical Consolidated Financial Data.....................................................             27
Unaudited Pro Forma Consolidated Financial Data.....................................................             28
Management's Discussion and Analysis of Financial Condition and Results of Operations...............             33
Business............................................................................................             44
Management..........................................................................................             66
Certain Transactions................................................................................             75
Principal and Selling Stockholders..................................................................             77
Description of Capital Stock........................................................................             79
Shares Eligible for Future Sale.....................................................................             82
Underwriting........................................................................................             84
Legal Matters.......................................................................................             87
Experts.............................................................................................             87
Where You Can Find More Information About Us........................................................             87
Manufacturers' Disclaimer...........................................................................             87
Index to Consolidated Financial Statements..........................................................            F-1


                          FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements, which are subject to risks and uncertainties and assumptions about our business, include, among other things:

     .  our potential acquisitions of vehicle dealerships;

     .  our financing plans;

     .  trends affecting our financial condition or results of operations; and

     .  our business strategies.

     These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from these forward-looking statements. Some of the risks and uncertainties that could adversely affect our actual results and performance include:

     .  intense competition in the retail automotive industry;

     .  our relationships with manufacturers and these manufacturers' success;

     . our ability to identify and complete new acquisitions of vehicle dealerships;

     .  our success in integrating acquired vehicle dealerships;

     .  realization of cost savings from economies of scale;

     . the cyclical, seasonal and local nature of vehicle sales and the level of consumer spending on vehicles and vehicle-related products and services; and

     .  our debt levels.

     These and additional factors that could negatively affect our future financial condition and operations are discussed under the heading "Risk Factors" on page 11 and in other parts of this prospectus. You are urged to consider these factors carefully before investing in our common stock. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

     All forward-looking statements made by us in this prospectus are qualified by the cautionary statement above.


                                _______________

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities (1) in any jurisdiction where the offer or sale is not permitted; (2) where the person making the offer is not qualified to do so; or (3) to any person who can not legally be offered the securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.


                                _______________

     This prospectus includes statistical data regarding the automotive retailing industry. Unless otherwise indicated, this data is taken from information published by the following sources and we have not independently verified this data:

     . a division of Intertec Publishing Corp. in its "Ward's Automotive Yearbook" and "Ward's Dealer Business;"

     . Crain's Communications, Inc. in its "Automotive News" and "1998 Market Data Book;"

     .  the U.S. Census Bureau;

     . the Industry Analysis Division of the National Automobile Dealers Association in its "Industry Analysis and Outlook" and "Automotive Executive Magazine" publications;

     . the California Motor Car Dealers Association in its "Economic Impact Report" for 1998 and 1999;

     .  the Polk Company in its "Auto Tracker Statistical Report;"

     . the Center for Continuing Study of the California Economy in its "California Economic Growth 1999 Edition;" and

     .  CNW Marketing/Research, Bandon, Oregon.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the "Risk Factors" section and our consolidated financial statements. Unless we indicate otherwise, all information in this prospectus reflects the reclassification of our Class A, Class B and Class C common stock into a single class of common
stock, our            for           stock split prior to the completion of this
offering and assumes that the underwriters do not exercise their over-allotment option.

                         FIRSTAMERICA AUTOMOTIVE, INC.

     We are a leading automotive retailer and consolidator. We currently operate in four major metropolitan markets in California, and are focusing our consolidation strategy in the western United States. We generate revenues primarily through the sale and lease of new and used vehicles, service and parts sales, financing fees, extended service warranty sales, after-market product sales and collision repair services. We sell 10 domestic and foreign brands, consisting of BMW, Chevrolet, Dodge, Honda, Isuzu, Lexus, Mitsubishi, Nissan, Toyota and Volkswagen through 19 new vehicle dealerships, assuming completion of our pending acquisitions. For the year ended December 31, 1998 we had pro forma revenue of $890.8 million and pro forma operating income of $21.7 million.

     We believe California's strong demographics provide significant opportunities for future expansion. California accounted for more than 10 percent of new vehicle registrations in the United States in 1998. In addition, the metropolitan markets where we do business are projected to have population growth of more than double the national average and personal income growth over 30% higher than the national average through 2005. Our Chairman and Chief Executive Officer have each been operating dealerships in California for over 25 years, which we believe provides us with a competitive advantage in these demographically favorable markets.

     Our innovative executive management team has developed and is executing several new initiatives:

     . We created the "Auto Factory" division to implement an efficient used vehicle inventory control system at our dealerships. Auto Factory centralizes the wholesale disposal of used vehicles on a company-wide basis and the procurement, reconditioning and management of used vehicle inventory on a regional basis.

     . We currently market a full range of automobiles and related products and services through the Internet which may be purchased at our dealerships. Over 10% of our December 1998 new vehicle sales resulted from leads generated through the Internet.

     . We created a "Dealer Services" division to maximize cost savings by centralizing and consolidating the purchasing power of our dealerships for the procurement of finance and insurance products, or F&I, extended warranty service contracts and aftermarket products.

Company Strengths

Focused Acquisition Strategy. We apply a systematic approach to all of our acquisitions in which we analyze numerous factors including:

     .  Opportunity to expand market share and optimize product mix;

     .  Return on investment and earnings per share;

     .  Manufacturer relationship and support of acquisitions;

     .  Quality of location and facilities;

     .  Operational and cultural fit with our organization; and

     .  Reputation and experience of existing management.

     We focus on acquiring dealerships in contiguous markets to maximize the benefits of our corporate infrastructure and existing presence in a particular region. We seek (1) "platform" acquisitions which are generally established, profitable, well managed multiple franchise dealerships located in metropolitan or high-growth suburban markets, and (2) "tuck-in" acquisitions which are typically single franchise dealerships that will allow us to take advantage of the buying power of our dealerships in a region and provide greater breadth of products and services in our markets. We believe that by acquiring and integrating platforms with experienced existing management, we will be able to effectively operate the dealerships with a management team that understands the local market. We believe "tuck-ins" enable us to obtain cost efficiencies on a regional level in areas including facility and personnel utilization, vendor consolidation and advertising.

Extensive Experience and Ability to Integrate and Improve Acquisitions. Our executive officers have substantial experience in successfully integrating and improving businesses they have acquired, collectively having acquired and integrated more than 50 dealerships during their careers.

A Leader in the California Market. We currently operate all of our dealerships in California, which has the following characteristics:

     . Approximately 26 million people, or 77.4% of the total California population, reside in the Los Angeles, San Diego and San Francisco Bay areas, the regions where we currently operate dealerships. From 1990 to 1998, California's population grew by 12.7% compared to the nation's overall population growth of 8.6%.

     . California had 1.6 million new vehicle registrations, or more than 10% of the nation's total in 1998.

     . From 1994 to 1998, personal income levels in California increased 3.9% per year compared to the national average of 3.1%.

Used Vehicle Inventory Management. In an effort to increase the profitability and efficiency of our used vehicle business, we created the Auto Factory division. Auto Factory complements our acquisition strategy by enabling us to improve the used vehicle inventory management process of our acquired dealerships and provides competitive advantages over small dealers in the used vehicle business. Some of the operations and benefits provided by Auto Factory include:

     . Opportunistic, large purchases of off-lease, rental and fleet vehicles on a company-wide basis;

     . Wholesale auctions on a centralized basis to maximize our profit on used vehicle sales. Our gross margin for wholesale sales of our own used vehicles increased to 5.1% in 1998 from 0.4% in 1997;

     . Regional reconditioning centers and market-driven redistribution of used vehicles.

Centralized Corporate Infrastructure with Decentralized Operations. We have developed a corporate infrastructure that centralizes executive management functions while maintaining an entrepreneurial environment at the dealership level. This allows us to provide superior customer service and region-specific responsiveness to the market.

High Levels of Customer Service. We provide high levels of customer service. Our sales department focuses on providing customers with an unpressured, informative shopping experience. Our service departments seek to provide our customers with a professional and reliable service experience. Our goal is to build long-term relationships with our customers and to create significant repeat and referral business, potentially in our higher margin products and services. Beyond establishing strong consumer loyalty, our focus on customer satisfaction also engenders good relations with manufacturers. To keep management focused on customer satisfaction, we include consumer satisfaction results as a component of our incentive compensation program.

Experienced Management Team. We are focused on employing highly skilled and experienced individuals at every level of our organization. We obtain a large number of skilled and experienced employees from the management of acquired dealerships. Our Chairman, Chief Executive Officer and Chief Operating Officer have, on average, 32 years of experience in the automotive retailing industry. We also have two regional vice presidents and three regional general managers who have, on average, 18 years of automotive retailing experience. We believe this first-hand operating experience will enable us to continue to acquire and integrate dealerships into our organization effectively.

Business Strategy

Growth Through Acquisitions. We intend to capitalize on the continuing consolidation of the highly fragmented automotive retailing industry. In 1998, the approximately 22,600 new vehicle dealerships in the U.S. generated more than $500 billion in total sales revenue and sold more than 30 million new and used vehicles. In that year the largest 100 dealership groups generated approximately $62 billion in total vehicle sales revenue, comprising less than 15% of the industry total. We believe that our management's strong reputation will assist us in continuing to successfully acquire and integrate dealerships.

Benefits of Scale. We intend to improve the performance of our existing and acquired dealerships by consolidating our purchasing power to reduce our costs. We believe we can improve earnings of acquired dealerships by eliminating duplicative functions and services and implementing best practices, including used vehicle inventory management. Other benefits include improved terms on bank and floor plan financing and savings from centralized procurement of products and services.

Take Advantage of Regional Presence. We believe there are significant opportunities and benefits from operating clusters of dealerships in contiguous areas. We encourage the sharing of resources and have implemented technology initiatives that allow us to effectively cross-sell products and services by referring customers to our other dealerships. Direct benefits of our regional focus include:

     . Reduced advertising costs. We are able to reduce regional advertising costs by creating multi-dealership advertisements and increasing our buying power with advertising agencies and publications.

     . Personnel utilization. We are able to utilize the same personnel to perform various administrative functions for multiple dealerships.

     . Regional inventory management. As a result of regionally centralized procurement, reconditioning, inventory management and wholesale disposal of used vehicles, we have reduced our inventory holding costs and increased our wholesale used vehicle gross margins.

Expand High Margin Activities. We will continue to focus on expanding our higher margin businesses, including sales of used vehicles, finance and insurance, warranties and service and parts sales. We believe that we will have significant opportunities to improve these areas in dealerships we acquire.

Capitalize on Market Trends. Part of our strategy is to maintain a competitive advantage by adapting to new trends. We have implemented several initiatives to capitalize on current market trends, including:

     . Marketing through the Internet. Over 10% of our December 1998 new vehicle sales resulted from leads generated through the Internet. We believe that many of these sales are incremental to our traditional dealership business.

     . Proprietary database technology. We have developed a proprietary database of customer information, which allows us to provide higher levels of customer service and maximize our cross-selling opportunities.

     . Focus on luxury brands. Several luxury manufacturers are now designing products which are affordable to a broader range of consumers. As these products provide higher margins and greater retention of service customers, we are focused on increasing our percentage of sales of luxury brands.

Train, Develop and Motivate Employees. We have invested substantial resources in developing training programs at all levels of our organization to insure the highest quality service for our customers. We believe that it is critical to motivate management to achieve our overall objectives and we have devised an incentive system that provides partial compensation in the form of stock options and a stock purchase plan for employees.

1998, 1999 and Pending Acquisitions

     We have grown, and will continue to grow, primarily through dealership acquisitions. With our extensive experience in managing and acquiring dealerships, we believe we are able to increase the profitability of acquired dealerships by increasing revenues, eliminating certain cost elements and implementing our best practices. Listed below are our 1998, 1999 and pending acquisitions which we expect to complete upon consummation of this offering.

                                                                                                   1998 Pro Forma Revenue(a)
       Dealership                                 Brands                  Location                       (in millions)
------------------------------               ----------------     --------------------------       -------------------------
Beverly Hills BMW                                BMW                   Beverly Hills, CA                   $81.1
Serramonte Honda                                 Honda                 Colma, CA                            29.2
Concord Toyota                                   Toyota                Concord, CA                          67.0
Volkswagen of Woodland Hills                     Volkswagen            Woodland Hills, CA                   13.8
Ritchey Fipp Chevrolet                           Chevrolet             Poway, CA                            30.8
First Dodge - Marin(b)                           Dodge                 San Rafael, CA                       17.5
-------------------------------

(a)  Based on monthly dealer statements prepared for manufacturers.
(b) This acquisition is pending and is expected to close upon consummation of this offering.

                                 The Offering

Common stock offered:
  By us................................................                            shares(a)

  By the selling stockholders..........................                            shares

  Total shares offered.................................                            shares(a)

Shares outstanding after this offering.....                                        shares(a)(b)

Use of proceeds........................................            We estimate that the net proceeds to be received by us from this offering (without exercise of the over-allotment options) will be
                                                                   approximately $   million. We intend to use these net proceeds,
                                                                   in addition to funds we will borrow under a new credit facility, to:

                                                                   .  fund our pending acquisitions;

                                                                   .  repay our existing credit facility;

                                                                   .  repay our outstanding loans to
                                                                      principal stockholders including accrued
                                                                      interest;

                                                                   .  redeem our outstanding senior notes
                                                                      including accrued interest and redemption
                                                                      premiums; and

                                                                   .  redeem our outstanding redeemable
                                                                      preferred stock including accrued
                                                                      dividends and redemption premiums.

                                                                   We will not receive any proceeds from the
                                                                   sale of shares of common stock by the selling
                                                                   stockholders.

                                                                   See "Use of Proceeds" on page 25 and
                                                                   "Management's Discussion and Analysis of
                                                                   Financial Condition and Results of
                                                                   Operations  Liquidity and Capital
                                                                   Resources" on page 37.

Risk factors....................................................   See "Risk Factors" beginning on page 11
                                                                   and the other information provided in this prospectus
                                                                   for a discussion of factors you should carefully
                                                                   consider before deciding to invest in
                                                                   shares of our common stock.

Proposed New York Stock Exchange symbol.........................   FAA

---------------------------------
(a)  Does not include up to an aggregate of
     shares of common stock that may be sold by us upon exercise of the over-allotment option granted to the underwriters.
(b)  Includes                         shares of common stock issuable upon
     exercise of outstanding options and warrants at an average exercise price
     of $          .  Does not include                      shares of common
     stock issuable upon exercise of options that may be granted under our 1997 stock option plan.

     Our principal executive offices are located at 601 Brannan Street, San Francisco, California 94107 and our telephone number is (415) 284-0444.

   Summary Historical and Pro Forma Consolidated Financial and Operating Data

     The following table presents our summary historical and unaudited pro forma consolidated financial and operating data. The summary historical consolidated financial data presented below as of December 31, 1996, 1997 and 1998 and for the years then ended were derived from our audited consolidated financial statements. The unaudited pro forma financial data presented below are derived from our historical consolidated financial statements and the unaudited historical financial statements of the completed and pending acquisitions. This financial information should be read in conjunction with our consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page
33. The unaudited pro forma information as of and for the 12 months ended December 31, 1998 have been presented as if this offering, debt repayment and financing, 1998, 1999 and pending acquisitions and disposition had been consummated on January 1, 1998 as to the statement of operations and operating data, and on December 31, 1998 as to the balance sheet data. The unaudited pro forma financial information does not purport to represent what our results of operations or financial condition would have actually been or what operations would be if the transactions that give rise to the pro forma adjustments had occurred on the dates assumed. For information regarding the unaudited pro forma adjustments made to our historical financial data, which give effect to this offering, our 1998 acquisitions, our completed and pending 1999 acquisitions and disposition and a new credit facility, see "Unaudited Pro Forma Consolidated Financial Data" on page 28. Unless otherwise noted, we refer to this treatment of financial information as "pro forma" throughout this prospectus.

                                                                                     Year Ended December 31,
                                                        ----------------------------------------------------------------------
                                                                               Historical                          Pro Forma
                                                        -------------------------------------------------        -------------
                                                          1996                 1997                1998              1998
                                                        --------             --------            --------        -------------
                                                                (in thousands, except per share and vehicle unit data)
Consolidated Statement of Operations Data:
Sales
    New vehicle.....................................    $200,185             $290,281            $475,847             $540,618
    Used vehicle....................................      81,706              111,616             191,829              216,625
    Service and parts...............................      42,416               58,707              91,134              107,123
    Other dealership revenues, net..................       8,215               13,444              24,261               26,446
                                                        --------             --------            --------             --------
      Total sales...................................     332,522              474,048             783,071              890,812

  Cost of sales.....................................     288,918              406,296             663,902              755,899
                                                        --------             --------            --------             --------
    Gross profit....................................      43,604               67,752             119,169              134,913
  Selling, general and administrative expenses......      38,330               58,761              99,603              110,392
  Depreciation and amortization.....................         611                  678               1,952                2,812
  Combination and related expenses..................          --                2,268                  --                   --
                                                        --------             --------            --------             --------
  Operating income..................................       4,663                6,045              17,614               21,709

  Interest expense, floor plan......................      (2,922)              (3,669)             (5,521)
  Interest expense, other...........................          --               (1,866)             (5,432)
                                                        --------             --------            --------             --------

    Income before income taxes......................       1,741                  510               6,661
  Income tax expense................................          48                  446               2,864
                                                        --------             --------            --------             --------
    Net income......................................    $  1,693/(a)/        $     64            $  3,797             $
                                                        ========             ========            ========             ========

Pro forma net income (loss) per common share
diluted.............................................                                                                  ========

Other Consolidated Financial and Operating Data:
  New vehicle units sold............................       9,450               13,835              20,468               23,210
  Used vehicle units sold-retail....................       4,921                6,639               9,901               11,443
  New vehicle sales revenue.........................    $200,185             $290,281            $475,847             $540,618
  Used vehicle sales revenue-retail.................    $ 67,944             $ 90,436            $141,946             $162,857
  Used vehicle sales revenue-wholesale..............    $ 13,762             $ 21,180            $ 49,883             $ 53,768
  Gross margin......................................        13.1%                14.3%               15.2%                15.1%
  New vehicle gross margin..........................         6.5%                 6.5%                7.8%                 7.7%
  Used vehicle gross margin-retail..................         8.1%                 9.8%                9.6%                 9.8%
  Used vehicle gross margin-wholesale...............        (0.0)%                0.4%                5.1%                 4.5%
  Service and parts gross margin....................        40.0%                45.2%               45.8%                44.8%
Consolidated Balance Sheet Data:
  Total assets......................................    $ 56,127             $124,002            $178,452
  Short-term debt, including floor plan notes.......      39,161               72,619             103,989
  Long-term debt....................................          --               21,938              34,547
  Total liabilities.................................      51,247              114,000             163,157
  Redeemable preferred stock........................          --                3,439               3,579
  Stockholders' equity..............................       4,880/(b)/           6,563              11,716

(a) We were an S corporation until January 1, 1997. Accordingly, we were not subject to federal income taxes prior to January 1, 1997. Based on our estimated effective tax rate during 1996, had we been a C corporation, net income would have been $1,027.
(b) Stockholders' equity is presented net of advances to stockholders during 1996. Accordingly, the change in stockholders' equity is reflected net of stockholders' advances.

                                 RISK FACTORS

     You should carefully consider the risks described below before purchasing our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we do not know about or that we currently believe are not material may also harm our business. If any of the following risks actually occur, our business could be materially harmed. If our business is harmed, the trading price of our common stock could decline, and you may lose part or all of your investment.

Intense competition in vehicle retailing and related businesses could reduce our profit margins.

     Automobile retailing is a highly competitive business with over 22,600 new vehicle dealership locations in the United States in 1998. Our competition includes:

     . franchised automobile dealerships selling the same or similar makes of our new and used vehicles in the same markets as us and sometimes at lower prices than ours;

     .  other franchised dealers;

     .  private market buyers and sellers of used vehicles;

     .  used vehicle dealers; and

     .  service center chains and independent service and repair shops.

     Gross margins on sales of new vehicles have been generally declining since 1986. We do not have any cost advantage in purchasing new vehicles from manufacturers. We typically rely on advertising, merchandising, sales expertise, service reputation and dealership locations to sell new vehicles. The following factors could have a significant impact on our business:

     . Increasing competition in the used car market from non-traditional outlets such as nationwide networks of used vehicle "superstores" including AutoNation or CarMax which use sales techniques such as one-price and "no-haggle" shopping. Some of these used car superstores have opened in markets where our dealerships compete. No-haggle sales methods are also being implemented for new car sales by at least one of these superstores and dealers for Saturn and other makes.

     . We, along with our competition, are beginning to use the Internet as part of the sales process. Consumers are using the Internet to comparison shop for vehicles, which may further reduce margins for new and used cars.

     . Some of our competitors may be capable of operating on smaller gross margins than ours and may have greater financial, marketing and personnel resources than ours.

     . Ford, General Motors and Saturn have acquired dealerships in various cities in the United States. Other manufacturers may also directly enter the retail market in the future, which could have a material adverse effect on our business.

     . The increased popularity of short-term vehicle leasing has resulted in a large increase in the number of late-model used vehicles available in the market, which may reduce profit margins on used vehicle sales.

     . As we seek to acquire dealerships in new markets and strive to gain market share, we may face significant competition, including competition from other publicly owned dealership groups.

     Our finance and insurance business and other related businesses, which provide higher contributions to our earnings than sales of new and used vehicles, are subject to strong competition from various financial institutions and other third parties. This competition may increase if these parties are able to sell products over the Internet. See "Business--Competition" on page 62.

Automobile manufacturers exercise significant control over our operations and we are dependent on them to operate our business.

  Manufacturers Control Access to New Vehicles

     We operate each of our dealerships under a franchise agreement between the applicable vehicle manufacturer or related distributor and our subsidiary that operates the dealership. Without a franchise agreement, we cannot obtain the manufacturer's new vehicles. Vehicles built by the following manufacturers accounted for the following approximate percentage of our 1998 new vehicle revenues on a pro forma basis, as if we owned each of the dealerships we acquired in 1998 as of January 1, 1998:

                                         Percentage of Our 1998 Pro Forma New
       Manufacturer                               Vehicle Revenues
-------------------------------     ------------------------------------------------
     Toyota:
       Toyota                                            20.6%
       Lexus                                              9.1%
     Nissan                                              21.6%
     DaimlerChrysler                                     15.9%
     Honda                                               13.2%

     No other manufacturer accounted for more than 10% of our pro forma 1998 new vehicle revenues. Accordingly, a significant change in our relationship with Toyota, Nissan, DaimlerChrysler or Honda could have a material adverse effect on our business.

     We depend on the manufacturers to provide us with a desirable mix of new vehicles, including popular models like sport utility vehicles that generally produce the highest profit margins. If we are unable to obtain a sufficient quantity of the most popular vehicles, our business may be materially harmed.
In some instances, to obtain additional allocations of popular vehicles, we must purchase a larger number of less desirable vehicles than we otherwise would and this could have a material adverse effect on our business.

  We Depend on the Success of Our Manufacturers

     The success of our dealerships depends to a great extent on our manufacturers':

     .  financial condition;

     .  quality and quantity of marketing efforts;

     .  vehicle design and popularity;

     .  production capabilities;

     .  management;

     . relationship with employees, including events like strikes and other labor actions by unions; and

     . timely delivery of vehicles, particularly in connection with the introduction of new models.

     Nissan, one of our largest new vehicle suppliers in 1998, has had significant financial difficulty in the U.S. market in the past year with unit sales declining from 663,000 in 1997 to 558,000 in 1998. Adverse conditions affecting manufacturers, particularly Toyota, Nissan, DaimlerChrysler or Honda, each of whom accounted for more than 10% of our pro forma 1998 new vehicle revenues, could have a material adverse effect on our business.

  Manufacturers Have Significant Control Over Our Dealership Operations

     A manufacturer can terminate or not renew its franchise agreement for a variety of reasons, including any unapproved change of ownership or management of our company or our dealerships, or other material contract breaches. Some of the manufacturers, including Nissan, have a right of first refusal if we seek to sell one of that manufacturer's dealerships. We cannot guarantee that we will be able to renew all of our existing franchise agreements when they expire or that any manufacturer's terms and conditions for renewal will be acceptable to us. A manufacturer's termination or decision not to renew one or more of our franchise agreements could have a material adverse effect on our business. A manufacturer could use its superior bargaining position in renewal or other franchise agreement negotiations to obtain concessions from us that could have a material adverse effect on our business.

  We Depend on Manufacturers' Sales Incentive and Other Dealership Support Programs

     Our dealerships depend on manufacturers for sales incentives and other programs that are intended to promote dealership sales or support dealership profitability. For example, the manufacturers sometimes provide the following programs:

     .  customer rebates on new vehicles;

     .  dealer incentives on new vehicles;

     .  special financing or lease terms;

     .  warranties on new and used vehicles; and

     .  sponsorship of used vehicle sales by authorized new vehicle dealers.

     Manufacturers frequently change their incentive programs. A reduction or discontinuation of a manufacturer's incentive programs may have a material adverse effect on our business.

  Manufacturers Could Harm Our Business by Granting Additional Franchises in Our Markets

     Our franchise agreements do not grant us the exclusive right to sell a manufacturer's vehicles within a given geographic area. Our business could be harmed if any of our manufacturers award additional franchises to our competitors.

We may not be able to complete desired acquisitions.

     The U.S. automotive retailing industry is a mature industry and we expect minimal growth in unit sales of new vehicles. Consequently, our principal strategy for increasing our revenues and earnings is to acquire additional dealerships. Our revenues and profits will significantly depend on our ability to make acquisitions. We may encounter the following difficulties in acquiring dealerships:

  Manufacturers May Not Consent to Our Acquisitions

     We cannot acquire a dealership without the consent of the applicable manufacturer. Each of our dealerships operates under a franchise agreement with one of our manufacturers and these franchise agreements give manufacturers the power to block dealership transfers. A manufacturer's delay in or refusal to grant approval of our dealership acquisitions could have a material adverse effect on our growth strategy and business.

     In deciding whether to approve an acquisition, manufacturers are likely to consider:

     .  our management's moral character;

     .  the business experience of the post-acquisition dealership principals;

     .  our financial condition;

     .  the condition of the dealership facility to be acquired; and

     .  our ownership structure.

     The key factor a manufacturer will consider in connection with a proposed dealership transfer is the dealership's compliance with manufacturers' minimum customer satisfaction levels, as determined through systems generally known as consumer satisfaction indices, or CSIs. Manufacturers have modified components of CSIs in the past, and they may replace them with different systems. Generally, each manufacturer requires that all of our dealerships that hold a franchise meet minimum CSI standards. If we seek to acquire a dealership from a manufacturer for which we do not currently hold a franchise, the manufacturer will examine our CSI scores from our other dealerships. A number of our agreements with manufacturers include the requirement that we meet specific CSI performance standards to acquire additional dealerships. For example:

     . We have entered into an agreement with DaimlerChrysler under which we are required to have 12 months of CSI scores at each of our Chrysler dealerships which are equal to or greater than the average rating for the "zone group" levels in which each dealership is included in its sales zone.

     . Toyota and Lexus require that each Toyota or Lexus dealership owned by us must meet all applicable Toyota and Lexus market representation policies and standards and meet applicable performance criteria for the most recent 12 month period.

     . We have agreed that prior to obtaining an additional BMW dealership, each BMW dealership owned by us must show that it has maintained or improved key operational benchmarks including CSI scores and sales penetration.

     We may not be able to meet CSI scores or other standards required of us by the manufacturers in the future.

  Manufacturers May Impose Limits on the Number and Location of Dealerships We
  Own

     A manufacturer may limit the total number of its dealerships we may own or the number we may own in a particular geographic area. See "-- Relationships with Manufacturers" on page 58. The following is a summary of the restrictions imposed by our most significant manufacturers:

     Toyota/Lexus. Under our agreement with Toyota, the number of Toyota dealerships we may acquire is restricted to:

     . the greater of one dealership or twenty percent of the Toyota dealer count in a "metro" market (metro markets are multiple Toyota dealership markets within some geographic areas as defined by Toyota);

     . the lesser of five dealerships or 5% of the Toyota dealerships within regional geographic areas designated by Toyota; and

     .  seven Toyota dealerships nationally.

     Our agreement with Toyota also limits the number of Lexus dealerships we may acquire to not more than:

     . two Lexus dealerships in any Area regional geographic area designated by Toyota; and

     .  three Lexus dealerships nationally.

     Toyota restricts the number of its dealerships we may own in a specific region and the time frame over which any dealership may be acquired. We can acquire no more than two Toyota dealerships in each semi-annual period from January to June and July to December until we acquire a total of seven Toyota dealerships. After we acquire seven Toyota dealerships we can acquire, if we are then qualified, additional dealerships over a minimum of seven semi-annual periods up to a maximum number of dealerships that represent 5% of Toyota's aggregate U.S. annual retail sales volume. In addition, Toyota restricts the number of Toyota dealerships we may acquire in any contiguous market. We may acquire only three Lexus dealerships in the U.S.

Nissan. Nissan restricts us from owning Nissan dealerships which account for either:

     . more than 5% of Nissan's total national competitive segment registrations based on the sum of the retail competitive segment registrations in our primary marketing areas, or

     . 20% of any Nissan region's total competitive segment registrations contained in all of our primary marketing areas in that region.

In addition to a customary agreement with Nissan, we have entered into a contiguous market ownership agreement, or CMO, with Nissan for us to own and operate multiple and contiguous Nissan dealerships in two contiguous markets in the San Francisco Bay area. These CMO agreements provide that if we want to sell one Nissan dealership within the CMO area, Nissan has the right to require that we sell all of our Nissan dealerships within the CMO area. Further, if we want to sell or transfer one of our two San Francisco Bay Area contiguous market areas without Nissan's consent, Nissan may require us to sell or transfer one or all, or any combination of these areas or dealerships to a proposed buyer acceptable to Nissan. Termination of one Nissan dealer services agreement within a CMO constitutes termination of all dealer agreements within that CMO.

Honda/Acura. Under our current agreement, Honda limits the number of dealerships that we may own to not more than:

     .  seven Honda and three Acura franchises nationally;

     . one Honda dealership in a Honda-defined "Metro" market having two to ten Honda dealerships;

     . two Honda dealerships in a Metro market having 11 to 20 Honda dealerships;

     . three Honda dealerships in a Metro market having 21 or more Honda dealerships;

     . 4% of the Honda dealerships in any one of the ten Honda-defined geographic zones;

     . one Acura dealership in a Metro market having two or more Acura dealerships; and

     . two Acura dealerships in any one of the six Acura geographic zones, as defined by Honda.

DaimlerChrysler. Currently, we have no agreement with DaimlerChrysler restricting our ability to acquire DaimlerChrysler dealerships. DaimlerChrysler has advised us that in determining whether to approve an acquisition of a DaimlerChrysler dealership, DaimlerChrysler considers the number of DaimlerChrysler dealerships the acquiring company already owns. DaimlerChrysler currently considers on a case-by-case basis any acquisition that would cause the acquiring company to own more than ten DaimlerChrysler dealerships nationally, six in the same DaimlerChrysler-defined zone or two in the same market.

General Motors. General Motors currently limits the number of GM dealerships that we may acquire over the next two years to between five and ten additional GM dealership locations. Any one GM dealership may include a number of different GM franchises. In addition, GM limits the maximum number of GM dealerships that we may acquire at any time to 50% of the GM dealerships, by franchise line, in a GM-defined geographic market area.

       BMW. BMW prohibits publicly held companies from owning BMW dealerships representing more than 5% of all BMW sales in the U.S. or more than 50% of BMW dealerships in a given metropolitan market.

     We currently own three Toyota, one Lexus, six Nissan, three Honda, three DaimlerChrysler, one GM, one BMW, one Mitsubishi, two Volkswagen and one Isuzu dealership franchises. Under current restrictions in our existing regions, we may acquire the maximum number of Toyota dealerships described above based on aggregate national retail sales volume of Toyota, two additional Lexus dealerships, four additional Honda dealerships and three Acura dealerships.

     Most other car manufacturers have similar restrictions on acquisitions. In addition to potentially limiting our ability to complete acquisitions, these restrictions may delay or prevent a change of control of our company.

  Increased Competition Could Result in Lost Dealership Acquisition Opportunities and Increased Acquisition Costs

     We anticipate increased competition for acquisitions from other public and privately held dealer groups as well as from manufacturers who are beginning to acquire dealerships. This could result in fewer acquisition opportunities for us and higher acquisition prices.

  We May Not Be Able to Obtain the Equity or Debt Financing We Need to Finance Acquisitions

     We intend to finance acquisitions with cash on hand and cash raised through equity and debt security issuances and additional borrowings. We may not be able to obtain enough additional debt or equity financing to finance our acquisitions. If the timing of acquisitions should accelerate or the number or cost of acquisitions increase, we may not be able to finance these acquisitions on favorable terms, if at all. We are currently negotiating for a new credit facility, but we may not be able to secure a new credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources" on page 37.

     Our ability to acquire dealerships also will depend on our ability to finance the new dealerships' inventory purchases, which in the automotive retail industry involves significant borrowings commonly referred to as floor plan financing. As of December 31, 1998, we had approximately $138.5 million of indebtedness, which included $81.5 million of floor plan financing. Substantially all of our assets are pledged to secure this indebtedness, which may impede our ability to borrow from other sources. Upon acquiring additional dealerships, we will require new floor plan financing or will need to obtain consents to assume the acquired dealership's existing floor plan financing.

  Manufacturer Stock Ownership and Issuance Restrictions May Limit Our Ability to Issue Additional Equity to Meet Our Financing Needs

     A standard automobile franchise agreement prohibits, and any new debt financing may prohibit, transfers of any ownership interest of a dealership and its parent, and therefore, do not permit public trading of the capital stock of a dealership or its parent. Our manufacturers have agreed to permit public trading of our common stock, but a number of these manufacturers impose restrictions upon the transferability of our common stock held by our principal stockholders which may impede our ability to raise needed capital or to issue stock as consideration for future acquisitions.

    . Toyota, Lexus, Isuzu and Nissan may force the sale of their franchises or in some cases, terminate the franchise, if 20% of more of our common stock is acquired by an individual or entity unqualified, as defined by the manufacturer, to own one of its dealerships.

    . Honda requires that our original ownership group retain more than 50% of our capital stock and that these shares may not be publicly traded. Honda may force us to sell our Honda dealerships if any person or entity, excluding our current 5% stockholders, acquires 5% of our common stock, and Honda considers that person or entity to be incompatible with the manufacturer. The original ownership group will own approximately % of our common stock upon completion of this offering, assuming the underwriters' over-allotment is exercised. Honda has proposed a new agreement to replace our current agreement that would eliminate this restriction but the proposal has not yet been executed.

        In addition, our current agreement with Honda requires Honda's consent for any equity offering by us. Honda's proposed new agreement with us does not contain that requirement. We have not executed the proposed new agreement, nor have we obtained Honda's consent for any equity offering. If Honda were to claim that we breached its existing agreement with us by consummating an equity offering and sought to enforce its remedies, we could be materially harmed. If we materially breach our agreement with Honda, Honda could purchase our Honda dealerships at their fair market value and terminate our dealer agreements. For the year ended December 31, 1998, our Honda dealerships represented approximately 13.2% of our pro forma revenues. We are continuing to negotiate with Honda on the terms of the proposed new agreement.

     . Volkswagen may force us to sell our Volkswagen franchises if 10% or more of our common stock is acquired by an individual or entity unqualified, as defined by Volkswagen, to own that dealership.

     . GM may force us to sell our GM franchises if 20% or more of our common stock is acquired by an individual or entity unqualified, as defined by GM, to own a GM dealership.

     . Mitsubishi must provide prior written consent to any change in control of our company, which includes the transfer of a majority interest to new investors.

     . DaimlerChrysler must provide prior written consent to any change in control of our company, which includes the transfer of a majority interest to new investors.

     Manufacturers of acquired dealerships may also place similar restrictions on our ability to issue additional equity.

  Our Ability to Acquire Dealerships May Be Impeded or Blocked by Antitrust Law

     In some cases, federal antitrust laws may require us to file applications and obtain clearances under applicable federal antitrust laws before completing an acquisition. These requirements may restrict or delay acquisitions, and may increase the cost of completing these transactions.

Risks associated with acquisitions may hinder our ability to increase revenues and earnings.

     In pursuing a strategy of acquiring other dealerships, we face risks commonly encountered with growth through acquisitions. These risks include:

     . incurring significantly higher capital expenditures and operating expenses;

     . failing to assimilate the operations and personnel of acquired dealerships;

     .  entering new markets with which we are unfamiliar;

     .  disrupting our ongoing business;

     .  diverting our limited management resources;

     .  failing to maintain uniform standards, controls and policies;

     . impairing relationships with employees, manufacturers and customers as a result of changes in management;

     .  causing increased expenses for accounting and computer systems; and

     .  potential undiscovered liabilities of our acquisition targets.

     Although we believe that we conduct a prudent level of investigation regarding the operating condition of the dealerships we acquire, unavoidable levels of risk remain regarding the actual operating condition of the target dealerships. Until we actually assume operating control of a dealership, we may not be able to ascertain its actual value and determine whether the price paid for a dealership was reasonable.

     To manage our expansion, we intend to continually evaluate the adequacy of our existing systems and procedures, including our financial and reporting control systems, data processing systems and management structure. We may not adequately anticipate all of the demands that our growth will impose on these systems, procedures and structures. If we cannot adequately anticipate and respond to these demands, our business could be materially harmed.

     Failing to retain qualified management personnel at any acquired dealership may increase the risk associated with integrating that dealership. We believe that it takes approximately three to six months to fully integrate an acquired dealership into our operations and realize the full benefit of our strategies and systems. We may not be successful in overcoming the risks listed above or any other problems encountered with acquisitions in a timely manner or at all. Acquisitions may also result in significant goodwill and other intangible assets that are amortized in future years and reduce future stated earnings.

The cyclical, seasonal and local nature of vehicle sales may adversely affect our business.

     The automotive retailing industry is cyclical and has experienced periodic downturns due to oversupply and weak demand. Many factors affect the industry, including general economic conditions, consumer confidence, the level of consumers' discretionary personal income, interest rates and credit availability. For the year ended December 31, 1998, industry retail unit sales increased 2.9% as a result of retail truck sales gains of 7.9% offset by retail car sales declines of 1.2% from the same period in 1997. Future recessions may have a material adverse effect on our business. In addition, changes in interest rates may significantly impact our car sales since a significant portion of car buyers finance their purchases.

     Vehicle sales tend to be seasonal, with higher revenues in the second and third calendar quarters of the year. If we fail to adequately forecast seasonal variation in sales, our financial results could be materially harmed.

     Local economic, competitive and other conditions also affect the performance of dealerships. Our dealerships currently are located in the San Francisco Bay, San Jose/Silicon Valley, San Diego and Los Angeles markets.
While we intend to pursue acquisitions outside of these markets, we expect that the substantial majority of our operations will continue to be concentrated in these areas for the foreseeable future. As a result, the success of our business depends substantially on general economic conditions and consumer spending habits in California, as well as various other factors, including tax rates, interest rates, state and local regulations and weather conditions. We may not be able to expand geographically, and any expansion may not adequately insulate us from the adverse effects of local or regional economic conditions in California.

We have a substantial amount of debt.

     As of December 31, 1998, our total consolidated long-term indebtedness was $34.5 million and our total consolidated short-term indebtedness, including floor plan notes payable, was $104.0 million. We may incur significant additional debt in connection with our future acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources" on page 37 and "Capitalization" on page 26.

     The amount of our outstanding debt could impact our business and have important consequences to holders of our common stock, including:

     . our ability to obtain additional financing for acquisitions, capital expenditures, working capital or general corporate purposes may be impaired in the future;

     . a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on borrowings under our credit facility, our standardized floor plan credit facility for each of our dealership subsidiaries and other indebtedness, reducing the funds available to us for our operations and other purposes;

     . substantially all of our borrowings are and may continue to be at variable rates of interest, which exposes us to the risk of increased interest rates;

     . the indebtedness outstanding under a new credit facility will likely be secured by a pledge of substantially all the assets of our dealerships; and

     . we may have substantially more debt than some of our competitors, which may place us at a competitive disadvantage and make us more vulnerable to changing market conditions and regulations.

     In addition, our debt agreements contain numerous covenants that limit the discretion of our and our subsidiaries' management with respect to business matters, including restrictions on dividend payments, capital expenditures and acquisitions and dispositions of assets.

The loss of key personnel and our limited management and personnel resources could adversely affect our operations and growth.

     Our success significantly depends on the continued contributions of our management team and service and sales personnel. In particular, we depend on our executive management, regional vice presidents, regional general managers and general managers to supervise the day-to-day operations of our dealerships. In addition, as we expand, we may need to hire additional managers and we will likely be dependent on the senior management of acquired dealerships. Manufacturer franchise agreements require the manufacturer's prior approval of any change in franchise general managers. The market for qualified employees in the automotive retailing industry and in the regions in which we operate, particularly for general managers and sales and service personnel, is highly competitive and we may incur increased labor costs in periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified managers could have a material adverse effect on our business. In addition, the lack of qualified management or employees employed by our potential acquisition targets may limit our ability to consummate future acquisitions.

Imported product restrictions and foreign trade risks may impair our ability to sell foreign vehicles profitably.

     Some of the vehicles and parts that we sell are manufactured outside the U.S. Accordingly, we are subject to the customary risks of importing merchandise, including fluctuations in the value of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries. The U.S. or the countries from which our products originate may from time to time adjust existing, or impose new, quotas, tariffs, duties or other restrictions which could adversely affect our operations and our ability to purchase imported vehicles and parts.

Governmental regulation and environmental regulation compliance costs may have a material adverse affect on our profits.

     We are subject to a wide range of federal, state and local laws and regulations, including local licensing requirements and consumer protection laws. Our violation of these laws and regulations could result in civil and criminal penalties being levied against us or in a cease and desist order against our non-complying operations. We believe that we comply in all material respects with all laws and regulations applicable to our business, but future regulations may be more stringent and require us to incur significant additional costs.

     Our facilities and operations are also subject to federal, state and local laws and regulations relating to environmental protection and human health and safety, including those governing wastewater discharges, air emissions, the operation and removal of underground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials and wastes and the remediation of contamination associated with any disposal or release. These laws and regulations may impose joint and several liability on statutory classes of persons for the costs of investigating and/or remediating contaminated properties, regardless of fault or the legality of the original disposal. These persons include the present or former owner or operator of a contaminated property and companies that generated, disposed of or arranged for the disposal of hazardous substances found at the property.

     Our past and present business operations subject to these laws and regulations include the use, storage handling and contracting for recycling or disposal of hazardous or toxic substances or wastes. These toxic substances include environmentally sensitive materials including motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. We are subject to other laws and regulations as a result of the past or present existence of underground storage tanks at many of our properties. Like many of our competitors, we have incurred, and will continue to incur, capital and operating expenditures and other costs in complying with these laws and regulations. In addition, in connection with future acquisitions, we could become subject to new or unforeseen environmental costs or liabilities, some of which could be material.

     Laws and regulations will require us to comply with new or more stringent environmental compliance standards as of future dates. We cannot predict future environmental legislation and regulations, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist in the future. Compliance with new or more stringent laws or regulations, stricter interpretation of existing laws or the future discovery of environmental conditions may require us to make additional expenditures, some of which may be material.

Lack of independent directors could result in conflicts with stockholders.

     A majority of the members of our board of directors are employees and/or principal stockholders of us or one of our affiliates. Although we intend to appoint at least two additional independent directors in the future, they will not constitute a majority of the board, and the board might not have a majority of independent directors in the future. Without a majority of independent directors, our executive officers, who also are principal stockholders and directors, could establish policies and enter into transactions without independent review and approval, subject to restrictions required by Delaware law. In addition, although we intend to have audit and compensation committees comprised entirely of independent directors, until we appoint additional independent directors, audit and compensation policies could be approved without fully independent review. These and other transactions present the potential for a conflict of interest between us and our stockholders generally and our controlling officers, stockholders or directors. See "Certain Transactions" on page 75.

Provisions in our certificate of incorporation and bylaws may delay or prevent a change of control or changes in our management.

     The following provisions in our certificate of incorporation and our bylaws may delay or prevent a change of control or changes in our management:

     .  the division of our board of directors into three separate classes;

     . the right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors; and

     . the ability of our board of directors to alter our bylaws without stockholder approval.

     Furthermore, we are subject to the provisions of section 203 of the Delaware General Corporation Law. These provisions prohibit certain large stockholders, in particular those owning 15% or more of our outstanding voting stock, from consummating a merger or combination with a corporation within three years of the stockholder's acquisition of that interest unless the stockholder receives board approval for the transaction or 66 2/3% of the shares of voting stock not owned by the stockholder approve the merger or combination. See "Description of Capital Stock -- Delaware Law, Charter, By-law and Franchise Agreement Provisions" on page 80.

There has not been an active public market for our common stock, an active trading market may not develop and the common stock offered to you may not trade at its issuance price.

     No active public market existed for our common stock prior to this offering. We intend to apply for listing of the common stock on the New York Stock Exchange. An active trading market may not develop after this offering or, if one develops, it may not be sustained. The initial public offering price will be the product of our negotiations with the underwriters and may bear no relationship to the price at which the common stock trades after this offering. The common stock's price after this offering may be influenced by a number of factors, including the liquidity of the market for the stock, investors' perceptions of our business and the automotive retailing industry and general economic and other conditions. See "Underwriting" on page 84.

Purchasers of our common stock in this offering will be immediately and substantially diluted.

     Purchasers of our common stock in this offering will be immediately and
substantially diluted in the amount of $       per share in net tangible book
value per share from the initial offering price.  See "Dilution" on page 22.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

     The market price of our common stock could drop as a result of sales of a large number of shares in the market after this offering or in response to the
perception that these sales could occur.  All of the               shares sold
in this offering will be freely transferable. Of the other 15,046,044 shares outstanding, 14,879,934 shares will be "restricted securities" as defined in Rule 144 under the Securities Act, and will be transferable in the near future, and 166,110 shares are freely transferable. 1,447,847 shares issuable upon exercise of outstanding options will be freely tradable upon exercise and after 180 days following the effective date of this prospectus. In addition, holders of 14,648,119 shares have registration rights. See "Shares Eligible for Future Sale" on page 82.

Year 2000 computer problems could adversely affect our profitability.

     We are in the process of addressing the impact on our operations of computer programs that are unable to distinguish between the year 1900 and the year 2000. We rely heavily on the systems of lenders and suppliers, particularly manufacturers of vehicles and parts. Our business could be materially harmed if our lenders' or suppliers' systems are not year 2000 ready. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Project" on page 41.

A major earthquake or other natural disaster could harm our business.

     We conduct the vast majority of our operations in major metropolitan markets in California, each of which has been subject to unpredictable earthquake activity. A major earthquake or other natural disaster affecting one or more of our markets could at least temporarily reduce sales by diverting consumers' discretionary income to other purposes, and could harm our business. Moreover, the continued operation and success of our business are dependent in part upon our ability to protect our facilities against physical damage from power outages, telecommunications failures, physical break-ins and other similar events. We may not be able to prevent catastrophic damage to our facilities in the event of a major earthquake or other natural disaster, which could harm our business.

                                   DILUTION

     Our pro forma consolidated net tangible book value as of December 31, 1998
was $            , or $            per share of common stock.  Pro forma net
tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of our shares of common stock outstanding. Total tangible assets excludes goodwill and other intangible assets. Without taking into account any other change in this pro forma consolidated net tangible book value after December 31,
1998, other than to give effect to our sale of the              shares of common
stock in this offering at an assumed initial public offering price of
$               per share, and after deducting estimated underwriting discounts and offering expenses and receipt of the estimated net proceeds, our pro forma consolidated net tangible book value as of December 31, 1998 would have been
approximately $   , or $   per share. This represents an immediate increase in
our net tangible book value of $ per share to existing stockholders and an immediate dilution of $ per share to the purchasers of common stock in this offering. If the initial public offering price is higher or lower than $ per share, the dilution to purchasers of common stock in this offering will be greater or less. The following table illustrates this per share dilution:

     Assumed initial public offering price per share...............................         $
            Pro forma net tangible book value per share as of December 31, 1998....         $
            Increase in net tangible book value attributable to new public investors..............................................................
     Pro forma net tangible book value per share after this offering...............

     Dilution per share to new public investors....................................         $
                                                                                           --------

     The following table sets forth, on a pro forma basis as of December 31, 1998, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by the new public investors purchasing shares
in this offering, at an assumed initial public offering price of $         per
share and before deducting estimated underwriting discounts and offering expenses:


                                                                                              Average
                                        Shares Purchased           Total Consideration       Price Per
                                      ----------------------       --------------------
                                      Number        Percent        Amount       Percent        Share
                                      ------        --------       ------       -------        -----
Existing stockholders...........                           %                          %        $
New public investors............                                                               $
                                      ------        --------      -------       -------
  Total                                               100.0%      $              100.0%
                                      ======        ========      =======       =======


     The tables above assume that (1) the underwriters' over-allotment option will not be exercised and (2) no options have been or are exercised after December 31, 1998. As of December 31, 1998, there were outstanding options to purchase an aggregate of 1,447,847 shares of common stock under our 1997 stock option plan, with a weighted average exercise price of $2.78 per share. To the extent these options are exercised, there will be further dilution to the new public investors. See "Description of Capital Stock - Stock Options" on page 80, "Shares Eligible for Future Sale" on page 82 and note 10 of the notes to our consolidated financial statements on page F-16.

                      1998, 1999 AND PENDING ACQUISITIONS

     We have grown, and will continue to grow, primarily through dealership acquisitions. Due to our extensive experience in managing and acquiring dealerships, we believe we are able to increase the profitability of acquired dealerships by increasing revenues, reducing costs and implementing our best practices operating strategy. Many of the dealerships that we acquire are well-managed, profitable dealerships, yet by focusing on higher margin products and services, in addition to cost reductions, we are able to further increase profitability. Listed below are our 1998 and 1999 dealership acquisitions, as well as our pending acquisitions which we expect to complete upon consummation of this offering.

1998 Acquisitions

     The following presents for informational purposes the unaudited total revenues and vehicle unit sales for the period in 1998 that we owned the dealership, combined with the period in 1998 that the previous owner owned the dealership. The combined 1998 results are compared to the results of the previous owner for the year ended 1997.

Beverly Hills BMW

     Beverly Hills BMW is located on Wilshire Boulevard in the heart of Beverly Hills in West Los Angeles, California. On April 1, 1998, we acquired substantially all of the operating assets of Beverly Hills BM, Ltd., for $11.7 million. Beverly Hills BMW had retail sales in 1997 of 769 new and 183 used vehicles, and had aggregate revenues of approximately $53.7 million. In 1998, this dealership had retail sales of 1,113 new and 535 used vehicles, and had aggregate revenues of $81.1 million, a 51.0% increase over 1997. This acquisition further implements our strategy to increase our percentage mix of luxury vehicles. Additionally, Beverly Hills BMW represents the addition of a high profile, well-managed luxury vehicle dealership having a significant presence in a new market.

Serramonte Honda

     On June 19, 1998, we acquired substantially all of the operating assets of Burgess British Cars, Inc., a Honda automobile dealership located in Daly City, California for approximately $3.8 million. We assessed this purchase as a strategic opportunity to acquire an available Honda franchise currently operating below optimal performance levels due to demographic changes in its existing location and absentee management. We relocated the operations to a newly refurbished facility at our existing Serramonte Boulevard location in Colma, California--one of the most desirable automotive retail locations in Northern California. At its former location, Burgess Honda had retail sales in 1997 of 1,023 new and 211 used vehicles, and had aggregate revenues of approximately $25.3 million. In 1998, this dealership had retail sales of 1,248 new and 140 used vehicles, and had aggregate revenues of $29.2 million, a 15.4% increase over 1997.

Concord Toyota

     On October 1, 1998, we acquired a Toyota dealership known as Concord Toyota located in Concord, California for approximately $12.6 million. Concord Toyota had retail sales in 1997 of 1,819 new and 1,125 used vehicles, and had aggregate revenues of approximately $69.8 million. In 1998, the dealership had retail sales of 1,865 new and 1,080 used vehicles, and had aggregate revenues of approximately $67.0 million. This acquisition is an example of our "tuck-in" strategy, providing us with opportunities to utilize shared personnel, advertising and other resources within that market. This dealership was formerly operated by Steven S. Hallock, our Regional Vice President for the East San Francisco Bay Region, and is located within two blocks of our existing Concord Honda and Concord Nissan locations.

Volkswagen of Woodland Hills

     On November 19, 1998, we acquired substantially all of the operating assets of Volkswagen of Woodland Hills for $0.6 million. This dealership is located on Ventura Boulevard in Woodland Hills, a northern suburb of Los Angeles, California. This dealership was established in August of 1997 and had retail sales in 1997 of 123 new and 56 used vehicles, and had aggregate revenues of approximately $3.3 million. In 1998, this dealership had retail sales of 497 new and 123 used vehicles, and had aggregate revenues of approximately $13.8 million. We believe this dealership has strong upside potential as it was operated with absentee management and provides us with an entry dealership in a market we are strategically targeting for expansion and development of a dealership platform.

1999 Acquisition

Ritchey Fipp Chevrolet

     On March 2, 1999, we acquired the operating assets of Ritchey Fipp Chevrolet for $3.7 million. The dealership is located on Poway Road, in Poway, north San Diego County, California. In 1998, Ritchey Fipp had retail sales of 667 new and 942 used vehicles, and had revenues of $30.8 million. This acquisition is an example of our "tuck-in" strategy, which seeks to increase market penetration and benefit from economies of scale. We currently operate a dealership platform in Poway, which includes Dodge, Honda and Toyota franchises. Dwight Ritchey, who has over 38 years in the automotive retailing industry, will continue as the Service and Parts Director for the dealerships in our Poway platform.

Pending Acquisition

First Dodge-Marin

     On January 5, 1999, we signed an agreement to acquire the operating assets of a Dodge franchise known as Marin Dodge located in San Rafael, California for approximately $2.4 million. In 1998, Marin Dodge had retail sales of 409 new and 256 used vehicles, and had revenues of approximately $17.5 million. We intend to relocate this franchise to a newly constructed facility in San Rafael with more convenient freeway access. Marin Dodge and our existing Marin Nissan will form a dealership platform in Marin County. With the establishment of this platform, we will initiate our first branded naming of our dealerships to reflect the FirstAmerica Automotive identity and image as First Nissan-Marin and First Dodge-Marin. We intend to complete this acquisition on or prior to consummation of this offering.

                                USE OF PROCEEDS

     Our net proceeds from our sale of          shares of common stock in this
offering will be approximately $     million, assuming an initial public
offering price of $   per share, and after deducting the underwriting discount
and our estimated expenses. If the underwriters exercise their over-allotment
option in full, our net proceeds will be approximately $     million. We intend
to use the net proceeds, along with funds from a new credit facility, to:

     . fund our pending acquisition in the amount of $3.3 million, including initial capitalization;

     .  repay our existing senior credit facility in the amount of $    plus
        accrued interest;

     . repay our outstanding loan to Mr. Price in the amount of $1 million plus accrued interest at a rate equal to that of our existing senior credit facility, and repay our outstanding loan to Mr. Strough in the amount of $4 million plus accrued interest at a rate of prime plus 62.5 basis points;

     . redeem our outstanding 12.375% senior notes due 2005 in the amount of $36 million plus accrued interest and a redemption premium of approximately $1.3 million; and

     . redeem our outstanding redeemable preferred stock in the amount of $4 million at a redemption price of 108.75% plus accrued dividends.

     Our senior credit facility consists of floor plan financing and revolving line of credit advances and matures in July 2000. The aggregate average interest rate for 1998 was 7.67%. The revolver advances were borrowed to fund acquisitions. We will not receive any proceeds from the sale of common stock by the selling stockholders.


                                DIVIDEND POLICY

     We have not paid dividends on any class of our common stock for our two most recent fiscal years or any subsequent interim period, excluding S corporation distributions for the former Tom Price dealerships. We currently intend to retain future earnings, if any, to finance the development and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Under the terms of our new credit facility and some dealership agreements, we will also be subject to restrictions on paying dividends on our common stock.

                                CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1998
(1) on a historical basis, and (2) on a pro forma basis, to reflect this offering, our 1999 completed and pending acquisitions and disposition and a new credit facility. The following table should be read in conjunction with "Use of Proceeds" on page 25, "Unaudited Pro Forma Consolidated Financial Data" on page 28, "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 33 and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

                                                                                 December 31, 1998
                                                                    -----------------------------------------
                                                                       Historical(a)           Pro Forma(a)
                                                                    -----------------        ----------------
                                                                          (in thousands except share data)
Long-term debt:
 Senior notes, net of discount of $2,839........................         $33,161                  $
 Other debt.....................................................           1,386
                                                                    -----------------
  Total long-term debt..........................................          34,547

Redeemable preferred stock:
 8% cumulative redeemable preferred stock;
    3,500 shares issued and outstanding net of discount of $456,
    liquidation preference of $3,500............................           3,044                      --
 Redeemable preferred stock; 500 shares issued and outstanding
  net of discount of $65, liquidation preference of $600........             535                      --

Stockholders' equity:
 Common Stock,             shares
  authorized;           shares issued and outstanding............             --
 Class A common stock, 30,000,000 shares
  authorized; 11,514,044 shares issued and outstanding...........             --                      --
 Class B common stock, 5,000,000 shares
  authorized; 3,532,000 shares issued and outstanding............             --                      --
 Class C common stock, 30,000,000 shares
  authorized; no shares issued and outstanding...................             --                      --
 Additional paid-in capital......................................          8,320
 Retained earnings...............................................          3,396
                                                                    -----------------
  Total stockholders' equity.....................................         11,716
                                                                    -----------------        ----------------
Total capitalization                                                     $49,842                  $
                                                                    =================        ================
___________________________

(a) Short-term debt as of December 31, 1998 was $104.0 million including floor plan notes payable of $81.5 million.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected historical consolidated financial information. The statement of operations data for each of the years in the four year period ended December 31, 1998 and the balance sheet data as of December 31, 1995, 1996, 1997 and 1998 have been derived from our consolidated financial statements audited by KPMG, LLP, independent auditors. The statement of operations for the year ended December 31, 1994 and the balance sheet data as of December 31, 1994 are unaudited. The following selected historical consolidated financial statements and notes thereto should be read in conjunction with our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 33 and other financial information included elsewhere in this prospectus. The following selected financial data represents the historical financial information of the former Tom Price dealerships prior to our combination on July 11, 1997, and the financial information of all dealerships acquired by us from the date of acquisition.

                                                                                 Year Ended December 31,
                                                       ------------------------------------------------------------------------
                                                          1994            1995             1996           1997          1998
                                                       ---------       ---------        ---------       ---------     ---------
                                                       (unaudited)
                                                                (in thousands, except per share and vehicle unit data)
Consolidated Statement of Operations Data:
    Sales
           New vehicle..............................    $134,980        $147,088         $200,185        $290,281      $475,847
           Used vehicle.............................      53,280          60,967           81,706         111,616       191,829
           Service and parts........................      30,441          33,428           42,416          58,707        91,134
           Other dealership revenues, net...........       3,680           6,702            8,215          13,444        24,261
                                                       ---------       ---------        ---------       ---------     ---------
               Total sales..........................     222,381         248,185          332,522         474,048       783,071

       Cost of sales................................     189,757         213,463          288,918         406,296       663,902
                                                       ---------       ---------        ---------       ---------     ---------
               Gross profit.........................      32,624          34,722           43,604          67,752       119,169
       Selling, general and
        administrative expenses.....................      28,424          30,060           38,330          58,761        99,603
       Depreciation and amortization................         284             381              611             678         1,952
       Combination and related expenses.............         --              --               --            2,268            --
                                                       ---------       ---------        ---------       ---------     ---------
               Operating income.....................       3,916           4,281            4,663           6,045        17,614

       Interest expense, floor plan.................      (2,160)         (2,864)          (2,922)         (3,669)       (5,521)
       Interest expense, other......................         --              --               --           (1,866)       (5,432)
                                                       ---------       ---------        ---------       ---------     ---------
               Income before income taxes...........       1,756           1,417            1,741             510         6,661
       Income tax expense...........................          47              26               48             446         2,864
                                                       ---------       ---------        ---------       ---------     ---------
               Net income...........................    $  1,709/(a)/   $  1,391/(a)/   $   1,693/(a)/   $     64      $  3,797
                                                       =========       =========        =========       =========     =========

       Net income (loss) per common share-diluted...    $               $               $                $             $
                                                       =========       =========        =========       =========     =========

       Weighted average common shares
               outstanding-diluted..................   =========       =========        =========       =========     =========

Other Consolidated Financial and Operating Data:
        New vehicle units sold......................       6,861           7,116            9,450          13,835        20,468
        Used vehicle units sold-retail..............       3,428           3,720            4,921           6,639         9,901
        New vehicle sales revenue...................    $134,980        $147,088         $200,185        $290,281      $475,847
        Used vehicle sales revenue-retail...........    $ 44,253        $ 51,586         $ 67,944        $ 90,436      $141,946
        Used vehicle sales revenue-wholesale........    $  9,027        $  9,381         $ 13,762        $ 21,180      $ 49,883
        Gross margin................................        14.7%           14.0%            13.1%           14.3%         15.2%
        New vehicle gross margin....................         5.5%            5.8%             6.5%            6.5%          7.8%
        Used vehicle gross margin-retail............         7.6%            8.2%             8.1%            9.8%          9.6%
        Used vehicle gross margin-wholesale.........        (0.0)%          (2.9)%           (0.0)%           0.4%          5.1%
        Service and parts gross margin..............        44.3%           43.5%            40.0%           45.2%         45.8%

Consolidated Balance Sheet Data:
       Total assets.................................    $ 46,403        $ 54,423         $ 56,127        $124,002      $178,452
       Short-term debt, including floor plan........      30,574          37,537           39,161          72,619       103,989
       Long-term debt...............................         686             112               --          21,938        34,547
       Total liabilities............................      39,830          47,779           51,247         114,000       163,157
       Redeemable preferred stock...................         --              --               --            3,439         3,579

       Stockholders' equity.........................       6,573/(b)/      6,644/(b)/       4,880/(b)/      6,563        11,716

-------------------------------------------
(a) We were an S corporation until January 1, 1997. Accordingly, we were not subject to federal income taxes prior to January 1, 1997. Based on our estimated effective tax rates during these periods, had we been a C corporation, net income would have been $1,027 during 1996, $836 in 1995, and $1,025 in 1994.
(b) Stockholders' equity is presented net of advances to stockholders during the years 1994 through 1996. Accordingly, the change in stockholders' equity is reflected net of stockholders' advances.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma consolidated statement of operations for the year ended December 31, 1998 is derived from our historical consolidated statement of operations for that period, adjusted to give effect to the following events, as if those events had occurred on January 1, 1998:

     .  the acquisitions we completed during 1998 and 1999;

     . the acquisition that we expect to complete prior to the consummation of this offering;

     .  the disposition of Serramonte GMC/Pontiac/Buick and Auto Town; and

     .  this offering, a new credit facility and the related use of proceeds.

     The following unaudited pro forma consolidated balance sheet as of December 31, 1998 is derived from our historical consolidated balance sheet as of that date as adjusted to give effect to the following events, as if those events had occurred on December 31, 1998:

     .  the acquisition we completed in 1999;

     . the acquisition that we expect to complete prior to the consummation of this offering;

     .  the disposition of Serramonte GMC/Pontiac/Buick;

     . the reclassification of the Auto Town assets and liabilities as "Assets held for sale"; and

     .  this offering, a new credit facility and the related use of proceeds.

     The unaudited pro forma consolidated financial data and accompanying notes should be read in conjunction with our consolidated financial statements and related notes beginning on page F-2. The unaudited pro forma consolidated data and accompanying notes do not give effect to our acquisitions of Volkswagen of Woodland Hills and Starfire Body Shop, a collision repair center, or the financing of these acquisitions, because these transactions are not material and are therefore not required to be presented in this prospectus on a pro forma basis under SEC rules. We believe that these consolidated statements provide a reasonable basis on which to present the pro forma consolidated financial data. The unaudited pro forma consolidated financial data should not be construed to be indicative of our financial condition, results of operations or covenant compliance had the transactions and events described above been consummated on the dates assumed, and are not intended to project our financial condition on any future date or our results of operation for any future period.

           Unaudited Pro Forma Consolidated Statement of Operations
                         Year Ended December 31, 1998

                                                                               Dealership
                                                              Dealership       Acquisition       Disposition
                                        Historical/(a)/    Acquisitions/(b)/   Adjustments     Adjustments/(c)/    Sub-total
                                        ---------------    -----------------   -----------     ----------------    ---------
                                                                (in thousands, except per share data)
Sales:
 New vehicle.........................       $475,847              $ 74,734                             $ (9,963)    $540,618
 Used vehicle........................        191,829                30,204                               (5,408)     216,625
 Service and parts...................         91,134                19,550                               (3,561)     107,123
 Other dealership revenues, net......         24,261                 2,655                                 (470)      26,446
                                        -------------      ---------------      ------------     --------------     ---------
   Total sales.......................       $783,071               127,143                              (19,402)     890,812

Cost of sales........................        663,902               108,104          (28)/(d)/           (16,079)     755,899
                                        -------------      ---------------      ------------     --------------     ---------
 Gross profit........................       $119,169                19,039           28                  (3,323)     134,913

Selling, general and administrative
 expenses............................         99,603                15,084       (1,020)/(e)/            (3,275)     110,392
Depreciation and amortization........          1,952                   335          544/(f)/                (19)       2,812
                                        -------------      ---------------      ------------     --------------     ---------
 Operating income....................         17,614                 3,620          504                     (29)      21,709

Interest expense, floor plan.........          5,521                   975         (199)/(g)/              (176)       6,121
Interest expense, other..............          5,432                   106        2,270/(h)/                  -        7,808
                                        -------------      ---------------      ------------     --------------     ---------
 Income before taxes.................          6,661                 2,539       (1,567)                    147        7,780
Income tax expense...................          2,864                    10          471/(i)/                  -        3,345
                                        -------------      ---------------      ------------     --------------     ---------
   Net income........................       $  3,797              $  2,529      $(2,038)               $    147     $  4,435
                                        =============      ===============      ============     ==============     =========
Net income (loss) per common
 share-basic.........................
Weighted average common shares -
 basic...............................
Net income (loss) per common share -
 diluted.............................
Weighted average common shares -
 diluted.............................

                                          Financing
                                         Adjustments     Pro Forma
                                         -----------     ---------
Sales:
 New vehicle.........................                     $540,618
 Used vehicle........................                      216,625
 Service and parts...................                      107,123
 Other dealership revenues, net......                       26,446
                                         -----------     ---------
   Total sales.......................                      890,812

Cost of sales........................                      755,899
                                         -----------     ---------
 Gross profit........................                      134,913

Selling, general and administrative
 expenses............................                      110,392
Depreciation and amortization........                        2,812
                                         -----------     ---------
 Operating income....................                       21,709

Interest expense, floor plan.........
Interest expense, other..............
                                         -----------     ---------
Income before taxes..................
Income tax expense...................
                                         -----------     ---------
 Net income..........................                     $
                                         ===========     =========



(See accompanying notes to Unaudited Pro Forma Consolidated Statement of Operations).

       Notes to Unaudited Pro Forma Consolidated Statement of Operations

(a) The actual consolidated statement of operations data for the Company for the year ended December 31, 1998 includes the results of operations of the following acquisitions completed during the year ended December 31, 1998 from their respective date of acquisition:

                   Acquisition                               Date
                   -----------                               ----
                   Beverly Hills BMW......................   April 1998
                   Starfire (collision repair)............   June 1998
                   Serramonte Honda.......................   June 1998
                   Concord Toyota.........................   October 1998
                   Volkswagen of Woodland Hills...........   November 1998

(b) Reflects the historical results of operations of the 1998 Acquisitions for the period from January 1, 1998 to their respective dates of acquisition. Pro forma adjustments have not been presented to include the results of Volkswagen of Woodland Hills and Starfire for the period from January 1, 1998 to the date of acquisition, because management believes such results are not material and therefore not required. In addition to the pre-acquisition results of Volkswagen of Woodland Hills and Starfire, the pro forma adjustments have not been presented to include the results of Auto Town for the period from January 1, 1998 to the date of acquisition, December 31, 1998, as the Company intends to sell the business in the second quarter of 1999. Pro forma adjustments have been presented to include the results of operations as if the acquisition occurred on January 1, 1998 for the 1999 completed and pending acquisitions which include the following dealerships:

               1999 Completed and Pending Acquisitions      Date
               ---------------------------------------      ----
               Ritchey Fipp Chevrolet.................      March 1999
               First Dodge - Marin....................      Pending

  The following summarizes the pre-acquisition results of operations for the dealerships acquired and pending:

                           1998       1999 Completed        Pending
                       Acquisitions     Acquisition       Acquisition      Total
                       ------------     -----------       -----------      -----
    Sales.............   $78,854         $30,782           $17,507       $127,143
    Gross Profit......   $10,644         $ 5,208           $ 3,187       $ 19,039
    Net Income........   $ 1,524         $   741           $   264       $  2,529

(c) Reflects the elimination of the operating results for the year ended December 31, 1998 of Serramonte GMC/Pontiac/Buick which was disposed of during the first quarter of 1999.
(d) Reflects the change in accounting for inventories from the last-in, first-out method to our specific identification method for accounting for inventories.
(e) Reflects the net decrease in selling, general and administrative expenses related to the net reduction in salaries, fringe benefits, and related expenses of owners of the acquired dealerships whose salaries have been contractually reduced, or whose position has been or will be eliminated as part of the acquisition and will not be replaced.
(f) Reflects the incremental depreciation and amortization of tangible and intangible assets, consisting primarily of goodwill, resulting from the 1998 and 1999 completed and pending acquisitions as if the acquisitions occurred as of January 1, 1998. The assumed estimated useful life of goodwill is 40 years and other intangible assets lives range from one to seven years.
(g) Reflects the incremental decrease in floor plan interest expense resulting from the refinancing of the floor plan arrangements of the dealerships acquired as if the refinancing occurred at the beginning of the period presented. The interest rate under our master agreement ranges from prime rate less 45 to 75 basis points.
(h) Reflects the incremental interest expense resulting from borrowings used to fund the cash portion of the purchase price paid for acquisitions.
(i) Reflects the net increase in provision for income taxes resulting from the acquisitions and pro forma adjustments above, computed using a combined statutory income tax rate of 43%.

                Unaudited Pro Forma Consolidated Balance Sheet
                            As of December 31, 1998
                                (in thousands)

                                                          1999 Completed/
                                                             Pending           Dealership
                                                            Dealership         Acquisition          Disposition
                                       Historical/(a)/   Acquisitions/(b)/     Adjustments         Adjustments/(e)/    Sub-total
                                       ---------------   -----------------     -----------         ---------------     ---------
Assets
Current assets:
  Cash and cash equivalents...........    $   2,191            $   425        $   (856)/(d)(f)/        $  1,800     $   3,560
  Contracts in transit................       13,567                446            (446)(d)                 (388)       13,179
  Accounts receivable.................       18,440              1,124          (1,124)(d)                 (572)       17,868
  Inventories.........................       90,947              5,873           1,051(c)                (2,969)       94,902
  Assets held for sale................        1,873                  -               -                        -         1,873
  Deferred income taxes...............          853                  -               -                        -           853
  Deposits, prepaids and other........        2,992                136            (222)/(c)(d)/             (99)        2,807
                                          ---------            -------        --------                 --------     ---------
     Total current assets.............    $ 130,863            $ 8,004        $ (1,597)                $ (2,228)    $ 135,042

Property and equipment................        9,872                352             149/(c)/                (105)       10,268

Other assets:
  Loan origination and other costs....        3,107                  -               -                        -         3,107
  Other noncurrent assets.............        2,446              1,153          (1,153)/(d)/                  -         2,446
  Goodwill and other intangibles......       29,682                  -           4,167/(c)/                   -        33,849
                                          ---------            -------        --------                 --------     ---------
     Total assets.....................    $ 175,970            $ 9,509           1,566                 $ (2,333)    $ 184,712
                                          =========            =======        ========                 ========     =========

Current liabilities:


  Floor plan notes payable............       81,452              5,178            (243)/(c)/             (2,606)       83,781
  Secured lines of credit.............       17,025                  -           2,825/(f)/                   -        19,850
  Notes payable and other.............        4,970                498           2,502/(d)(f)/                -         7,970
  Accounts payable....................        5,699                365            (365)/(c)/             (1,293)        4,406
  Accrued liabilities.................       12,929                394             (79)/(c)(d)/            (231)       13,013
  Income taxes payable................            -                  -               -                      773           773
  Deferred revenue....................        1,758                  -               -                        -         1,758
                                          ---------            -------        --------                 --------     ---------
     Total current liabilities........    $ 123,833            $ 6,435        $  4,640                 $ (3,357)    $ 131,551

Long-term liabilities:
  Senior notes........................       33,161                  -               -                        -        33,161
  Capital lease obligations...........        1,361                  -               -                        -         1,361
  Deferred income taxes...............         (155)                 -               -                        -          (155)
  Deferred revenue....................        2,475                  -               -                        -         2,475
                                          ---------            -------        --------                 --------     ---------
     Total liabilities................    $ 160,675            $ 6,435        $  4,640                 $ (3,357)    $ 168,393
                                          ---------            -------        --------                 --------     ---------

Redeemable preferred stock:
  Cumulative redeemable preferred
   stock..............................        3,044                  -               -                        -         3,044
  Redeemable preferred stock..........          535                  -               -                        -           535

Stockholders equity:
  Common stock........................                             100            (100)/(d)/                  -             -
  Additional paid-in capital..........        8,320                719            (719)/(d)/                  -         8,320
  Retained earnings...................        3,396              2,255          (2,255)/(d)/              1,024         4,420
                                          ---------            -------        --------                 --------     ---------
     Total stockholders equity........       11,716              3,074          (3,074)                   1,024        12,740
                                          ---------            -------        --------                 --------     ---------
                                          $ 175,970            $ 9,509        $  1,566                 $ (2,333)    $ 184,712
                                          =========            =======        ========                 ========     =========


                                           Financing
                                          Adjustments/(c)/   Pro Forma
                                          --------------     ---------

Assets
Current assets:
  Cash and cash equivalents...........
  Contracts in transit................
  Accounts receivable.................
  Inventories.........................
  Assets held for sale................
  Deferred income taxes...............
  Deposits, prepaids and other........

     Total current assets.............

Property and equipment................

Other assets:
  Loan origination and other costs....
  Other noncurrent assets.............
  Goodwill and other intangibles......

     Total assets.....................

Current liabilities:


  Floor plan notes payable............
  Secured lines of credit.............
  Notes payable and other.............
  Accounts payable....................
  Accrued liabilities.................
  Income taxes payable................
  Deferred revenue....................

     Total current liabilities........

Long-term liabilities:
  Senior notes........................
  Capital lease obligations...........
  Deferred income taxes...............
  Deferred revenue....................

     Total liabilities................


Redeemable preferred stock:
  Cumulative redeemable preferred
   stock..............................
  Redeemable preferred stock..........

Stockholders equity:
  Common stock........................
  Additional paid-in capital..........
  Retained earnings...................

     Total stockholders equity........



----------------------------------------

(See accompanying notes to Unaudited Pro Forma Consolidated Balance Sheet).

            Notes to Unaudited Pro Forma Consolidated Balance Sheet

/(a)/ The historical consolidated balance sheet for the Company has been adjusted to reflect the reclassification of the net balance of assets and liabilities of Auto Town as of December 31, 1998 as Assets Held For Sale totaling $1,873 because of our intention to sell Auto Town in the second quarter of 1999.
/(b)/ Reflects the historical combined balance sheets of the 1999 completed and pending acquisitions.
/(c)/ Represents the adjustments to reflect the preliminary allocation of the aggregate purchase price of the 1999 acquisitions based upon the estimated fair value of the net assets acquired. Because the carrying amount of the assets acquired, which primarily consist of inventory, equipment, and floor plan indebtedness, approximates their fair value, management believes the application of purchase accounting will not result in a significant adjustment to the carrying amount of those net assets. The amount of goodwill and the corresponding amortization actually recorded may ultimately be different from the amounts estimated here, depending on the actual fair value of the tangible net assets acquired at the closing of the 1999 acquisitions and the final purchase price. The total estimated purchase price allocation consists of the following (in thousands):


          Estimated consideration.....................................................       $ 6,056
          Less:  Estimated fair value of tangible net assets acquired.................        (1,889)
                                                                                             -------
          Excess of purchase price over fair value of net tangible assets acquired....       $ 4,167
                                                                                             =======

/(d)/ Reflects the elimination of certain assets, liabilities and stockholders' equity of the 1999 acquisitions that will not be acquired.
/(e)/ Reflects the estimated proceeds of $1.8 million and the elimination of assets, liabilities and retained earnings related to the disposition of Serramonte GMC/Pontiac/Buick.
/(f)/ We financed the closed 1999 acquisition with seller's notes of $2,000, a loan from our Chief Executive Officer of $1,000 and $1,000 funded out of working capital. It is estimated that the pending acquisition will be funded by a $2,825 advance on our existing revolving line of credit with our institutional lender.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and the related notes thereto beginning on page F-2.

Overview

     We are a leading automotive retailer and consolidator in the highly fragmented automotive retailing industry. We currently operate in four major metropolitan markets in California, and are focusing our consolidation strategy in the western United States. We generate revenues through the sale and lease of new and used vehicles, service and parts sales, financing fees, vehicle insurance commissions, extended service warranty sales, after-market product sales and collision repair service revenues. As of December 31, 1998, we sold 12 domestic and foreign brands, consisting of BMW, Buick, Dodge, Honda, Isuzu, GMC, Lexus, Mitsubishi, Nissan, Pontiac, Toyota and Volkswagen through 18 new vehicle dealerships.

     In July 1997, we combined with a group of six automobile dealerships then owned by Thomas A. Price, our President and Chief Executive Officer. The combination was accounted for as the acquisition of us by the former Tom Price dealerships, and accordingly, the financial information for periods before the combination represent financial information of the former Tom Price dealerships.

     New vehicle revenues include the sale and lease of new cars and light trucks. Used vehicle revenues include retail and wholesale sales of used cars and light trucks. Service and parts revenues include vehicle servicing revenues, warranty repairs, collision repairs and sales of parts to retail and wholesale customers. Other dealership revenues include financing fees, document processing fees, vehicle insurance commissions, extended service warranty contract sales and after-market product sales.

     Our gross margin varies based on the mix between new vehicle sales, used vehicle sales, service and parts sales and other dealership revenues. Gross margins on new vehicle sales can be affected by the availability of popular model types as well as manufacturer promotions. Factors such as seasonality, weather and cyclicality may also impact our product mix and influence our gross margins. Used vehicle gross margins are primarily impacted by supply and the price of new vehicles. Service and parts gross margins are primarily impacted by the productivity and wage rate of service personnel.

     Sales commissions, salaries, advertising and rent constitute the largest components of selling, general and administrative expenses. Interest expense primarily consists of interest charges on debt incurred for floor plan financing and interest on debt incurred for dealership acquisitions.

     Vehicle sales are cyclical and can be impacted by consumer confidence, levels of consumers' disposable income, inflation, interest rates, credit availability and other economic conditions. A significant portion of the costs associated with vehicle sales are variable costs and can be adjusted during periods of depressed sales. Sales of parts and service can offset reductions in vehicle sales to the extent customers repair and service vehicles rather than replace them.

     We have accounted for all of our acquisitions using the purchase method of accounting and, as a result, we do not include in our financial statements the results of operations of acquisitions prior to the date they were acquired by us.

Results of Operations

     The following tables summarize, for the periods presented, the information relating to specific items reflected in our statement of operations.

Percentages of total revenue:

                                                                         Year Ended December 31,
                                                            -----------------------------------------------------
                                                              1996                 1997                 1998
                                                            -------------      ---------------     --------------
     Sales:
        New vehicles................................             60.2%                61.2%                60.8%
        Used vehicles...............................             24.6%                23.6%                24.5%
        Service and parts...........................             12.8%                12.4%                11.6%
        Other dealership revenues, net..............              2.4%                 2.8%                 3.1%
                                                            -------------      ---------------     --------------
        Total sales.................................            100.0%               100.0%               100.0%
     Cost of sales..................................             86.9%                85.7%                84.8%
                                                            -------------      ---------------     --------------
        Gross profit................................             13.1%                14.3%                15.2%
     Selling, general and administrative expenses...             11.5%                12.4%                12.7%
     Depreciation and amortization..................              0.2%                 0.1%                 0.2%
     Combination and related expenses...............                 -                 0.5%                    -
                                                            -------------      ---------------     --------------
        Operating Income............................              1.4%                 1.3%                 2.3%

New vehicle sales statistics:

                                                                              Year Ended December 31,
                                                                 ------------------------------------------------------
                                                                   1996                 1997                 1998
                                                                 -------------      --------------       --------------
     Units...............................................            9,450               13,835               20,468
     Sales (in thousands)................................         $200,185             $290,281             $475,847
     Gross profit (in thousands).........................         $ 12,907             $ 18,869             $ 37,121
     Gross margin........................................              6.5%                 6.5%                 7.8%
     Gross profit per unit...............................         $  1,366             $  1,364             $  1,814

Used vehicle retail sales statistics, excluding wholesale sales and units:

                                                                                Year Ended December 31,
                                                                 ------------------------------------------------------
                                                                   1996                  1997                  1998
                                                                 -------------      --------------       --------------
     Units...............................................            4,921                 6,639                 9,901
     Sales (in thousands)................................          $67,944               $90,436              $141,946
     Gross profit (in thousands).........................          $ 5,522               $ 8,841              $ 13,560
     Gross margin........................................              8.1%                  9.8%                  9.6%
     Gross profit per unit...............................          $ 1,122               $ 1,332              $  1,370

Service and parts statistics:

                                                                                Year Ended December 31,
                                                                 ------------------------------------------------------
                                                                   1996                  1997                  1998
                                                                 -------------      --------------       --------------
     Sales (in thousands)................................          $42,416               $58,707               $91,134
     Gross profit (in thousands).........................          $16,966               $26,512               $41,711
     Gross margin........................................             40.0%                 45.2%                 45.8%

1998 Compared to 1997


     Sales. Our sales increased $309.1 million, or 65.2%, to $783.1 million for the year ended December 31, 1998 from $474.0 million in 1997. We acquired four dealerships in 1998 and eight dealerships in 1997, which for the periods following their acquisition accounted for $288.5 million or 93.4% of the increase in 1998 sales.

          New vehicles. We sold 12 domestic and imported vehicle brands ranging from economy to luxury vehicles, as well as sport utility vehicles, minivans and light trucks. In 1998 we sold 20,468 new vehicles, generating revenues of $475.8 million, which constituted 60.8% of our total sales. In 1997 we sold 13,835 new vehicles, generating revenues of $290.3 million, which constituted 61.2% of our total sales. The increase in revenues and units was due primarily to the dealerships acquired in 1998 and 1997. Average unit prices increased 10.8% to $23,248 from $20,982 per vehicle due to the higher mix of luxury vehicles we sold in 1998.

          Used vehicles. We sold a variety of makes and models of used vehicles and light trucks of varying model years and prices. In 1998, we sold 9,901 retail used vehicles and 7,137 wholesale used vehicles. In 1997, we sold 6,639 retail used vehicles and 4,182 wholesale used vehicles. Total revenues from used vehicle sales increased 71.9%, to $191.8 million in 1998 from $111.6 million in 1997, primarily due to the dealerships we acquired in 1998 and 1997. Retail and wholesale used vehicle sales comprised 24.5% of our total sales in 1998 compared to 23.6% of our total sales in 1997. Our average price per used vehicle unit increased 9.2% to $11,259 from $10,315 per vehicle.

          Service and parts. Service and parts includes revenue from the sale of parts, accessories, maintenance and repair services. Service and parts revenue increased 55.2% to $91.1 million in 1998 from $58.7 million in 1997, primarily due to dealerships acquired in 1998 and 1997. To a limited extent, revenues from the sale of parts, maintenance and repair offset reductions in vehicle sales to the extent owners repair existing vehicles rather than replace them.

          Other dealership revenues, net. Other dealership revenues primarily include fees earned on the sale of vehicle financing notes and warranty service contracts. Finance fees are received for notes sold to finance companies for customer vehicle financing. Warranty service contract fees are earned on extended warranty service contracts that are sold on behalf of insurance companies. Other dealership revenues increased 80.5% to $24.3 million in 1998 from $13.4 million in 1997 due to dealerships acquired in 1998 and 1997 as well as a $2.1 million increase from our dealer services subsidiary which we started in late 1997.

     Gross profit. Gross profit increased 75.8% to $119.2 million in 1998 from $67.8 million in 1997. Our overall gross margins increased to 15.2% in 1998, from 14.3% in 1997, primarily due to an increase in new vehicle margins and an increase in other dealership revenues as a percentage of total sales. The gross margin on new vehicle sales increased to 7.8% in 1998, from 6.5% in 1997. The gross margin on used vehicle sales increased to 8.4% in 1998 from 8.0% in 1997. This increase was due to increased margins on wholesale used vehicle sales resulting from our centralized wholesale vehicle auctions, which we started in December 1997. Gross margins on service and parts increased to 45.8% of revenues in 1998 from 45.2% of revenues in 1997, primarily due to increased emphasis on service operations and profitability.

     Selling, general and administrative expense. Our selling, general and administrative expense increased $40.8 million, or 69.5%, to $99.6 million in 1998 from $58.8 million in 1997. Selling, general and administrative expense as a percentage of sales increased to 12.7% in 1998 from 12.4% in 1997. The increase was due primarily to an increase in compensation for additional personnel and management required as a result of dealership acquisitions and building a management structure for executing our acquisition strategies.

     Depreciation and amortization. Depreciation and amortization expense increased $1.3 million, or 188%, to $2.0 million in 1998 from $0.7 million in 1997. The increase was due to additional depreciation and goodwill amortization from acquired dealerships.

     Combination and related expenses. In 1997, we incurred $2.3 million of legal, accounting, consulting and compensation expenses associated with our combination with the former Tom Price dealerships and the development of our organization and business plan. No similar expenses were incurred in 1998.

     Interest expense. Floor plan interest expense increased $1.9 million, or 50.5%, to $5.5 million in 1998 from $3.7 million in 1997 primarily as a result of increased floor plan debt in 1998 from the acquired dealerships. Interest expense other than floor plan increased $3.6 million, or 191%, to $5.4 million in 1998 from $1.8 million in 1997. The increase was due to debt incurred from dealerships we acquired.

     Income tax expense. Income tax expense increased to $2.9 million in 1998 from $0.4 million in 1997 due to higher pretax income in 1998. Our effective income tax rate was 43% for 1998 compared to 88% for 1997 due primarily to non-deductible expenses in 1997. Our effective tax rate in the future may be affected by non-deductible expenses incurred as a result of additional acquisitions.

     Net income. As a result of the items discussed above, net income increased to $3.8 million in 1998 from $64,000 in 1997.

1997 Compared to 1996

     Sales. Our sales increased $141.5 million, or 42.6%, to $474.0 million for the year ended December 31, 1997 from $332.5 million in 1996. We acquired eight dealerships in 1997, which for the periods following their acquisition accounted for $133.2 million, or 94.1%, of the increase in 1997 sales. Sales increased at our dealerships owned throughout 1997 and 1996 by 1.7%, due primarily to increases in new vehicle revenues.

          New vehicles. In 1997, we sold 13,835 new vehicles, generating revenues of $290.3 million, which constituted 61.2% of our total sales. In 1996, we sold 9,450 new vehicles, generating revenues of $200.2 million, which constituted 60.2% of our total sales. The increase in revenues and units was due primarily to the dealerships acquired in 1997. Average unit prices decreased 1.0% to $20,982 per vehicle in 1997 from $21,184 in 1996 due to the lower prices in the product mix of dealerships acquired in 1997.

          Used vehicles. In 1997, we sold 6,639 retail used vehicles and 4,182 wholesale used vehicles. In 1996, we sold 4,921 retail used vehicles and 3,073 wholesale used vehicles. Total used vehicle sales increased 36.6%, to $111.6 million in 1997 from $81.7 million in 1996, primarily due to the dealerships we acquired. Average unit prices increased 0.9% to $10,315 in 1997 from $10,221 in 1996.

          Service and parts. Service and parts revenue increased 38.4%, to $58.7 million in 1997 from $42.4 million in 1996, due to a 38.4% increase in service department maintenance and repairs, largely attributable to the dealerships acquired.

          Other dealership revenues, net. Other dealership revenues increased 63.7% to $13.4 million in 1997 from $8.2 million in 1996 primarily due to the dealerships acquired.

     Gross profit. Gross profit increased 55.4%, to $67.8 million in 1997 from $43.6 million in 1996, primarily due to increases in margins on sales, parts and other, and to a lesser extent, increases in used vehicle profit margins.
The gross margin on new vehicle sales was relatively consistent at 6.5% in 1997 and 1996. The gross margin on used vehicle sales increased to 8.0% in 1997 from 6.8% in 1996. This increase is primarily due to our emphasis on improving the used vehicle reconditioning process and implementation of best practices. Gross margins on service and parts increased to 45.2% of revenues in 1997 from 40.0% in 1996, primarily due to higher profitability in service, parts and maintenance activities due to increased emphasis on our service operations.

     Selling, general and administrative expense. Our selling, general and administrative expense increased $20.4 million, or 53.3%, to $58.8 million in 1997 from $38.3 million in 1996. Selling, general and administrative expense as a percentage of sales increased to 12.4% in 1997 from 11.5% in 1996. The increase was due primarily to an increase in compensation for additional personnel and management required as a result of dealership acquisitions and the activities associated with building a management structure for executing our acquisition strategy.

     Depreciation and amortization. Depreciation and amortization expense increased $0.1 million, or 11.0%, to $0.7 million in 1997, from $0.6 million in 1996.

     Combination and related expenses. In 1997, we incurred $2.3 million of legal, accounting, consulting and compensation expenses associated with our combination with the former Tom Price dealerships and the development of our organization and business plan. No similar expenses were incurred in 1996.

     Interest expense. Floor plan interest expense increased $0.7 million, or 25.6%, to $3.7 million in 1997 from $2.9 million in 1996 primarily as a result of increased floor plan debt in 1997 from the acquired dealerships. Interest expense other than floor plan increased due to debt incurred for the combination and acquisition of additional dealerships during 1997.

     Income tax expense. Income tax expense increased to $0.4 million in 1997 from $48,000 in 1996 due to our change in status from an S corporation to a C corporation on January 1, 1997. Our effective tax rate was 88% for 1997 compared to 3% for 1996 due to non-deductible stock compensation expenses incurred in 1997 and our change in tax status from 1996. On January 1, 1997, our change in tax status resulted in the recognition of $1.6 million in net deferred tax assets, which was offset by a $1.4 million tax liability resulting from a last-in, first-out inventory change recapture. Our effective tax rate in the future may be affected by certain non-deductible expenses incurred as a result of the acquisition of additional dealerships.

     Net income. Net income decreased to $64,000 in 1997 from $1.7 million in 1996, primarily due to one-time expenses related to our combination with the former Tom Price dealerships discussed above.

Liquidity and Capital Resources

     Our cash and liquidity requirements are primarily for acquiring new dealerships, working capital, information systems and expanding existing facilities. Historically, we have relied primarily upon cash flows from operations, floor plan financing, and other borrowings under our credit facility to finance our operations, and the proceeds from our private placements to finance our acquisitions. At December 31, 1998, we had working capital of $3.9 million including $2.2 million in cash.

     In 1998, operating activities resulted in net cash provided by operations of $4.3 million compared to $7.6 million used in operations in 1997. The increase was attributable principally to a reduction in purchased inventory, and an increase in net income, offset by a decrease in accounts payable and accrued liabilities compared to the prior year.

     In 1998, the net cash used in investing activities totaled $33.6 million, which consisted of $29.0 million used for acquisitions and $4.6 million of capital expenditures for information systems and improvements to existing facilities. This compared to $12.8 million in 1997, which consisted of $11.7 million used for acquisitions and $1.1 million of capital expenditures for expansion and improvements to existing facilities. We estimate capital expenditures of approximately $2 million for 1999, without giving effect to any acquisitions.

     In 1998, net cash provided by financing activities totaled $28.5 million, which consisted of $15.0 million from the issuance of senior notes, $13.0 million borrowed on secured lines of credit and $1.0 million from the issuance of Class B common stock. Proceeds from the issuance of the notes and Class B common stock were used to help finance the acquisitions of dealerships.
Proceeds from borrowings on secured lines of credit were used to finance acquisitions and purchase inventories. In 1997, net cash provided from financing activities totaled $22.7 million which consisted of $16.6 million from the issuance of notes net of repayments and origination costs,

$4.0 million of borrowings on secured lines of credit and $6.2 million from the issuance of common and preferred stock, less $4.1 million of dividends and distributions paid.

Flooring Notes Payable and Secured Lines of Credit

     In 1997, we entered into a three year $175 million loan and security agreement with a financial company, replacing our existing $37 million line of credit. The loan agreement matures in July 2000.

     Our loan and security agreement permits us to borrow up to $115 million in floor plan notes payable, limited by our new and a portion of our used vehicle inventory and provides for revolver advances up to $35 million, secured by used vehicle and parts inventories. The loan agreement also provides a discretionary line up to $25 million that the financial company makes available at its absolute discretion.

     As of December 31, 1998, we had floor plan notes payable of $81.5 million and revolving advances outstanding of $17.0 million, and at December 31, 1997 we had floor plan notes payable of $67.4 million and revolving advances outstanding of $4.0 million. There were no discretionary advances outstanding as of December 31, 1998 or 1997.

     Floor plan notes payables are due when vehicles are sold, leased, or delivered. Revolver advances are due whenever the used vehicle and parts borrowing base as defined in the loan agreement is exceeded. Revolver advances are classified as secured lines of credit in the accompanying financial statements. The loan agreement grants a collateral interest in substantially all of our assets.

     Our ability to draw on the floor plan notes payable, revolver advances and discretionary advances for the purpose of acquiring automobile dealerships is limited by the amount of vehicle and parts inventory of the acquired dealership. Consequently, we have little discretionary borrowing capacity.

     Interest rates on the floor plan notes and the revolver advances are variable and change based on movements in the prime rate. The interest rates on the floor plan notes equal prime minus 75 basis points and the interest rate on the revolver advances equals prime minus 35 basis points. During 1998, the average monthly borrowing on the floor plan notes was $73.4 million, and during 1997 the average monthly borrowing on these notes was $44.0 million. During 1998, the average monthly borrowing on the revolver advances was $13.5 million, and during 1997 the average monthly borrowing on the revolver advances was $0.3 million. The aggregate average interest rate for 1998 was 7.67% and for 1997 was 7.75%.

     Our loan agreement contains various financial covenants such as minimum interest coverage, working capital, and maximum debt to equity ratios.

     We are currently negotiating a new credit facility, which will include a new floor plan line and an acquisition financing line. We expect to close this new facility on or before consummation of this offering and to utilize a portion of this new facility to repay, among other things, our floor plan notes and existing acquisition line of credit.

Senior Notes and Preferred Stock

     In July 1997, we entered into a securities purchase agreement with an institutional lender to provide an aggregate funding commitment of up to $40 million. The commitment consisted of $36 million of 12.375% senior notes, $3.5 million 8% Cumulative Redeemable Preferred Stock, or CRPS, and $0.5 million Redeemable Preferred Stock, or RPS, and up to 5 million shares of our Class B common stock.

     During 1997, we received $28 million of the $40 million commitment from the institutional lender. In exchange, we issued senior notes with a principal amount of $24 million at a discount of $2.2 million, 3,500 shares of CRPS at a discount of $0.6 million, 500 shares of RPS at a discount of $0.1 million and 3,032,000 shares of

Class B common stock at $0.92 per share. The senior notes, CRPS and RPS are due June 30, 2005. We used these proceeds primarily to acquire dealerships.

     During 1998, we received the remaining $12 million of the $40 million commitment from the institutional lender. In exchange, we issued senior notes with a principal amount of $12 million at a discount of $1 million and 0.5 million shares of Class B common stock at $2.00 per share. The senior notes are due June 30, 2005. We used the proceeds to acquire a dealership.

     The senior notes are unsecured and rank behind all debts of our operating subsidiaries, rank equal to our other existing and future senior indebtedness, and are senior in right of payment to any additional subordinated debt. The CRPS and RPS shares rank behind all of our debt and the debt of our subsidiaries and have priority over our common stock. We can redeem all the senior notes in whole or in part, at any time, upon notice to the holders of the senior notes. The redemption price for the period July 1, 1998 to June 30, 1999 is 108.75% of the principal balance and decreases 1.25% on July 1 of each year thereafter.
The redemption price per share on June 30, 2005 is equal to the CRPS liquidation preference of $1,000 and the RPS liquidation preference of $1,720. If the aggregate outstanding principal balance of the senior notes is less than $2 million at any time, we are required to redeem all outstanding senior notes.

     On July 1, 2003 and July 1, 2004, we must redeem senior notes in the aggregate principal amount equal to the lesser of (a) 30% of the aggregate principal amount of senior notes issued or (b) the aggregate amount of issued and outstanding senior notes on such date, at the applicable redemption price plus all accrued and unpaid interest on the senior notes to the redemption date. On June 30, 2005, we must redeem all remaining issued and outstanding senior notes, paying all outstanding principal and accrued and unpaid interest.

     If we make a public offering of our stock, we may within 45 days of the completion of this offering, redeem all the outstanding senior notes. If this occurs, the redemption price for the period from July 1, 1998 to June 30, 1999 will range from 104.375% to 102% of the principal balance, or approximately $1.3 million. We intend to use part of the proceeds of this offering to repay the senior notes.

     For financial reporting purposes, the difference between the issue price and the face value of each security is recorded as a discount and is amortized over the life of each security using the effective interest method. The senior notes discount amortization is included in interest expense and the CRPS and RPS discount amortization is recorded as a deduction from retained earnings.

     We intend to redeem the senior notes and the redeemable preferred stock with the proceeds from this offering. For financial reporting purposes, the redemption premium, the unamortized discount, and the remaining portion of the loan origination costs will be an extraordinary charge to earnings at the time of redemption.

Acquisitions Closed During 1998

     . On April 1, 1998, we acquired substantially all of the operating assets of Beverly Hills, BM, Ltd., a BMW automobile dealership located in Beverly Hills, California.

     . On June 12, 1998, we acquired substantially all of the operating assets of Starfire Body Shop located in San Jose, California.

     . On June 19, 1998, we acquired substantially all of the operating assets of Burgess British Cars, Inc., a Honda dealership located in Daly City, California.

     . On October 1, 1998, we acquired all of the outstanding capital stock of a Toyota dealership known as Concord Toyota located in Concord, California.

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

     . On November 19, 1998 we acquired substantially all of the operating assets of Volkswagen of Woodland Hills located in Woodland Hills, California.

     . On December 31, 1998 we acquired all of the outstanding capital stock of an automotive-related software company, DSW & Associates, Inc., commonly known as Auto Town.

     The aggregate consideration paid for the acquisitions completed during 1998 was $29.8 million, consisting of $29.0 million in cash and 335,015 shares of our Class A common stock. We financed these acquisitions with $13.0 million borrowed on our secured line of credit, $11.0 million from the issuance of senior notes, $4.0 million from the issuance of other notes payable, $1.0 million from the issuance of Class B common stock and $0.8 million from cash provided by operations.

Acquisitions and Disposition Closed After December 31, 1998 and Pending Acquisitions

     We completed one dealership acquisition in March 1999 and currently have one dealership acquisition pending. The aggregate estimated purchase price for the two acquisitions is approximately $8.0 million, including initial capitalization. We financed the completed acquisition with $2.0 million of notes payable to the sellers and a $1.0 million note payable to our Chief Executive Officer, Thomas A. Price.

     In March 1999, we sold the operating assets of Serramonte GMC/Pontiac/Buick to the manufacturer and recorded net proceeds of approximately $1.8 million and an estimated gain of $1.0 million net of taxes, which will be recognized in the first quarter of 1999.

Pro Forma Capital Needs

     Our principal source of growth has been, and we expect will continue to be, from acquisitions. We believe that our existing capital resources will be sufficient to fund our current acquisition commitments. We will need to raise additional capital to fund our future acquisitions. We may raise this capital through the public or private issuance of equity, including this offering, or debt securities, or through additional borrowings from financial institutions. We are currently negotiating with various institutional lenders to enter into a new credit facility. Although we believe we will be able to secure a new credit facility, we may not be able to obtain sufficient funding to finance our acquisition strategy.

Seasonality and Quarterly Fluctuations

     Our sales are usually lower in the first and fourth quarters of each year largely due to consumer purchasing patterns during the holiday season, inclement weather and the reduced number of business days during the holiday season. As a result, our financial performance is generally lower during the first and fourth quarters than during the other quarters of each fiscal year. We believe that interest rates, levels of consumer debt, consumer buying patterns and confidence, as well as general economic conditions also contribute to fluctuations in sales and operating results. The timing of acquisitions may also cause substantial fluctuations of operating results from quarter to quarter.

New Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Financial Accounting Standard No. 130, "Reporting Comprehensive Income." This statement establishes standards of reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement is effective for the fiscal years beginning after December 15, 1997. We have determined that net income and comprehensive income are the same for the periods presented.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Standard requires that a public business enterprise report financial and descriptive information about its reportable operating segments. This statement is effective for financial statements for periods beginning after December 15, 1997. We operate in two business segments, automotive and software. We believe that our automobile operations constitute our only significant operating segment.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This Statement of Position requires the capitalization of eligible costs of specialized activities related to computer software developed or obtained for internal use. We believe the adoption of this Statement of Position will not have a material effect on our financial position or results of operations. The Statement is effective for fiscal years beginning after December 15, 1998. We adopted this Statement of Position on January 1, 1999.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting the Cost of Start Up Activities," which requires costs related to start-up activities to be expensed as incurred. The statement requires that initial application be reported as a cumulative effect of a change in accounting principle. The adoption of this statement will have an immaterial impact on our consolidated financial statements.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instrument and Hedging Activities." This Standard establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. The Statement will become effective for us beginning on January 1, 2000. The implementation of the provisions of this Statement does not have an impact on our financial statements for the year ended December 31, 1998.

Amortization of Goodwill

     Goodwill as of December 31, 1998 was $34.0 million, or 19.0% of our total assets. Goodwill represents the excess purchase price over the estimated fair value of the tangible and measurable intangible assets purchased in an acquisition. Generally accepted accounting principles require that goodwill be amortized over the period benefited, not to exceed 40 years. We have determined that the period benefited by most of our goodwill is over forty years and therefore we are amortizing this goodwill over a 40-year period. Earnings reported in periods following an acquisition would be overstated if we attributed a forty-year benefit period to intangible assets that should have had a shorter benefit period. In later years, we would be burdened by a continuing charge against earnings without the associated benefit to income valued by our management in arriving at the price paid for businesses acquired. Earnings in later years also could be significantly affected if our management then determined that the remaining balance of goodwill was impaired. We periodically compare the carrying value of goodwill to the anticipated undiscounted future cash flows from operations of the businesses we have acquired to evaluate the recoverability of goodwill.

Inflation

     We believe that the relatively moderate rate of inflation over the past few years has not had a significant impact on our revenues or profitability. Interest rates have been relatively stable during this period.

Year 2000 Project

     We are in the process of addressing the impact on our operations of computer programs that are unable to distinguish between the year 1900 and the year 2000.

Year 2000 Readiness Preparation

     Our year 2000 program is comprised of several individual projects which address primarily the following broad areas: data processing systems, embedded technology in equipment and facilities, vendor and supplier risk, and contingency planning. We have created a year 2000 task force that has assigned a priority to all projects and broadly classified projects into critical and non-critical categories indicating the importance of the function to our continuing operations.

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

     We are in the process of updating our data processing systems. We have converted or will complete conversion of all of our noncompliant software and computer systems for our existing operations to compliant systems by the end of the third quarter of 1999. The most critical data processing systems are the dealership management systems in our dealerships. As a result of an unrelated project to integrate computing systems across the company, these dealer management systems have been replaced or upgraded with year 2000 compliant software and hardware platforms. This conversion project is fully complete and we expect to test for compliance by the end of the third quarter of 1999.

     Although we are converting to year 2000 compliant systems, management recognizes that it could potentially acquire a dealership that does not have year 2000 compliant systems. As part of our dealership acquisition due diligence process, acquired dealership systems are evaluated for year 2000 compliance and scheduled for upgrade or replacement as acquired dealerships are assimilated into our company.

     We are currently assessing the readiness preparations of our major suppliers. Manufacturers of vehicles and parts have been identified as our most critical suppliers, and inquiries are underway regarding their year 2000 readiness plans and status. Contingency plans will be developed based on written risk assessments of major suppliers' states of readiness. In addition, financial institutions that have been identified as critical suppliers of inventory financing and customer financing are in the process of being evaluated for year 2000 compliance.

     We also recognize that there may be embedded technology in our equipment and facilities that could be impacted by the year 2000 issue. We have a project plan in place to address this issue, and are in the process of evaluating service equipment, other equipment and telephone systems for year 2000 compliance. Service equipment that is not year 2000 compliant has been identified and will be replaced. All other equipment identified as not being year 2000 compliant will also be replaced.

Year 2000 Risks

     The principal risk and most likely worst case scenario associated with the year 2000 program is the risk of disrupting our operations due to operational failure of third-party suppliers, primarily vehicle manufacturers. Such failures could materially and adversely affect our ability to obtain vehicles and parts for sale. Although our inquiries are underway, we do not yet have the information to estimate the likelihood of significant disruptions among our suppliers. We believe that, with the completion of the year 2000 project as scheduled, the possibility of significant interruptions of normal operations should be reduced.

Year 2000 Costs

     The conversion of our data processing systems and its related costs have been incorporated into our planned replacement or upgrade of its software and other computer systems and therefore we have not experienced any significant incremental costs that are specifically related to year 2000 compliance issues. Total year 2000 project costs for replacing or upgrading our noncompliant equipment and facilities are estimated to be approximately $1 million. Estimated total project costs could change in the future as analysis continues.

Year 2000 Contingency Planning

     We are assessing the consequences if our year 2000 initiative is not completed on schedule. Upon completion of this assessment, we will begin contingency planning. In addition, we are in the process of developing business contingency plans that address the actions that would be taken if critical business operations were disrupted due to system or supplier failure. We expect the plan development and validation to be completed by the fourth quarter of 1999.

Year 2000 Forward-looking Statements

     This discussion of the implications of the year 2000 for us contains numerous forward-looking statements based on inherently uncertain information. Statements about the cost of the project and the date on which we plan to complete the internal year 2000 modifications are based on management's best estimates, which were derived utilizing a number of assumptions of future events including the continued availability of internal and external resources, third party modifications and other factors. However, we may not achieve these estimates or there may be a delay in, or increased costs associated with, the implementation of the year 2000 program. In addition, we place a high degree of reliance on computer systems of third parties, such as vendors, suppliers, and financial institutions. Although we are assessing the readiness of these third parties and will prepare contingency plans, the failure of these third parties to modify their systems in advance of December 31, 1999 could have a material adverse effect on our business.

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

                                   BUSINESS

     We are a leading automotive retailer and consolidator in the highly fragmented automotive retailing industry. We currently operate in four major metropolitan markets in California, and are focusing our consolidation strategy in the western United States. We generate revenues through the sale and lease of new and used vehicles, service and parts sales, financing fees, vehicle insurance commissions, extended service warranty sales, after-market product sales and collision repair service revenues. We sell 10 domestic and foreign brands, consisting of BMW, Chevrolet, Dodge, Honda, Isuzu, Lexus, Mitsubishi, Nissan, Toyota and Volkswagen through 19 new vehicle dealerships, assuming completion of our pending acquisitions. For the year ended December 31, 1998 we had pro forma revenue of $890.8 million and pro forma operating income of $21.7 million.

     We believe California's strong demographics provide significant opportunities for future expansion into current and new markets within the state. California accounted for more than ten percent of new vehicle registrations in the United States in 1998. In addition, the metropolitan markets where we do business are projected to have population growth of more than double the national average and personal income growth of over 30% higher than the national average through 2005. Our Chairman and Chief Executive Officer have each been operating dealerships in California for over 25 years, which we believe provides us with a competitive advantage in these demographically favorable markets. We are opportunistically evaluating potential acquisitions in other areas in the western United States, specifically in markets with demographics similar to those of our current markets.

     We are committed to delivering superior customer service. Our goal is to build long-term relationships with our customers which we believe will enhance our FirstAmerica Automotive brand and create significant repeat and referral business.

     Our innovative executive management team has developed and is executing several new initiatives to enhance our competitive position.

     . We created the "Auto Factory" division to implement an efficient used vehicle inventory control system. Auto Factory centralizes the wholesale disposal of used vehicles on a company-wide basis and the procurement, reconditioning and management of used vehicle inventory on a regional basis. Auto Factory allows us to create significant economies of scale and enhance our control over used vehicle inventory. We believe this centralized approach to used vehicle management differentiates us from our competitors.

     . We have been using the Internet for marketing and communications since 1995, and we currently market a full range of automobiles and related products and services through the Internet which may be purchased at our dealerships. We believe the California market is particularly well suited to Internet sales initiatives, given its strong presence in the technology sector. Over 10% of our December 1998 new vehicle sales resulted from leads generated through the Internet including our own Web site, www.anyauto.com, and Web sites of third-party lead providers. We believe that many of these sales are incremental to our traditional dealership business.

     . We created a "Dealer Services" division to maximize cost savings by centralizing and consolidating the purchasing power of our dealerships for the procurement of finance and insurance products, or F&I, extended warranty service contracts and aftermarket products. Additionally, our Dealer Services division provides recruiting, training and standardized F&I policies.

     We operate using a flexible corporate infrastructure to support our growth. This structure is designed to maintain a decentralized operational approach that strikes a balance between entrepreneurship at the dealership level and well-managed, efficient, centralized executive and administrative operations at the corporate level through the implementation of best practices in our dealership network.

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

Company Strengths

Focused Acquisition Strategy

     We have a focused acquisition strategy designed to maximize our overall objectives. We apply a systematic approach to all of our acquisitions in which we analyze numerous factors including:

     .  Opportunity to expand market share and optimize product mix;

     .  Return on investment and earnings per share;

     .  Manufacturer relationship and support of acquisitions;

     .  Quality of location and facilities;

     .  Operational and cultural fit with our organization; and

     .  Reputation and experience of existing management.

     We focus on acquiring dealerships in contiguous markets to maximize the benefits of our corporate infrastructure and existing presence in a particular region. We seek (1) "platform" acquisitions which are generally established, profitable, well managed multiple franchise dealerships located in metropolitan or high-growth suburban markets, and (2) "tuck-in" acquisitions which are typically single franchise dealerships that will allow us to take advantage of the buying power of our dealerships in a region and provide greater breadth of products and services in our markets. We believe that by acquiring and integrating platforms with experienced existing management, we will be able to effectively operate the dealerships with a management team that understands the local market. We believe "tuck-ins" enable us to obtain cost efficiencies on a regional level in areas including facility and personnel utilization, vendor consolidation and advertising.

     While we have only acquired profitable platforms, we have and will continue to consider the acquisition of dealerships that may not be operating at optimal performance levels, but which we believe represent strong opportunities for enhanced performance when managed by us or provide greater breadth in our product offerings. Where we have identified an adjacent market with operating potential, but no available or appropriate platforms, we may selectively acquire one or more smaller dealerships and develop our own platform.

Extensive Experience and Ability to Integrate and Improve Acquisitions

     Our executive officers have substantial experience in successfully integrating and improving businesses they have acquired, collectively having acquired and integrated more than 50 dealerships during their careers. The reputation and experience of our executive officers in the automotive retailing industry and our proven ability to add value to dealerships that we acquire make us attractive to potential sellers who may want to obtain equity consideration or continue operating the dealerships.

A Leader in the California Market

     We currently operate all of our dealerships in California, which has extremely strong demographics. The following are characteristics of this market:

     . In 1998, over 33.5 million people lived in California, representing over 12.4% of the U.S. population. California's population is concentrated in several large metropolitan regions. Approximately 26 million people, or 77.4% of the total California population, reside in the Los Angeles, San Diego and San Francisco Bay areas, the regions where we currently operate dealerships. From 1990 to 1998, California's population grew by 12.7% compared to the nation's overall population growth of 8.6%.

     .  As a result of its population density and growth rate, California had
        1.6 million new vehicle registrations, or more than 10% of the nation's total in 1998.

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

     . From 1994 to 1998, personal income levels in California increased 3.9% per year compared to the national average of 3.1%. Personal income grew at 4.2% per year for the same period in the San Francisco Bay area and San Diego.

     . The general strength of the California economy may be attributed to the state's diverse economy. The technology, biotechnology, agriculture, tourism, and entertainment industries are concentrated in California and have fueled the economy's growth over the last five years.

     It is our intention to grow within our existing and new metropolitan markets in California and in other areas in the western United States which are exhibiting similar favorable demographic trends. Targeted markets may include Las Vegas, Reno, Phoenix, Seattle, Portland, and other urban centers in the western United States.

Used Vehicle Inventory Management

     In an effort to increase the profitability and efficiency of our used vehicle business, we created the Auto Factory division. Auto Factory centralizes the wholesale disposal of used vehicles on a company-wide basis and the procurement, reconditioning and management of used vehicle inventory on a regional basis. Auto Factory is managed by an individual who has over 22 years of relevant experience in used car operations. We believe Auto Factory creates significant economies of scale and enhances our control over our used vehicle inventory. In addition, Auto Factory complements our acquisition strategy by enabling us to improve the used vehicle inventory management process of our acquired dealerships and provides competitive advantages over small dealers in the used vehicle business. Some of the operations and benefits provided by Auto Factory include:

     . In addition to regional procurement of used vehicles, Auto Factory operates on a centralized, company-wide basis for opportunistic, large purchases of off-lease, rental and fleet vehicles.

     . Auto Factory operates as a wholesale auction house for all of our dealerships as well as third parties, maximizing our profit on used vehicle sales. Our gross margin for wholesale sales of our own used vehicles increased to 5.1% in 1998 from 0.4% in 1997, primarily due to our bi-weekly wholesale auctions.

     . Auto Factory operates two regional reconditioning centers designed to reduce reconditioning costs, efficiently distribute reconditioning work among our service facilities and maintain quality control over reconditioning so that we can profitably sell FAA-branded warranties with our used cars.

     . Auto Factory manages the market-driven redistribution of used vehicles among our dealerships.

     . The results of Auto Factory's purchasing and sales activities are shared with all of our dealerships to provide timely and accurate used car inventory and trade-in valuation information.

     In addition, we have implemented "best practices" policies focused on constantly monitoring our used vehicle inventory levels. We believe that focusing on inventory turnover enables us to efficiently manage our cost of capital and produce consistent margins.

Centralized Corporate Infrastructure with Decentralized Operations

     We have developed a corporate infrastructure that centralizes executive management functions while maintaining an entrepreneurial environment at the dealership level. Our dealerships manage their operations on a decentralized basis within the broad parameters set by management so that they can provide superior customer service and a region-specific responsiveness to the market. Local in-depth knowledge of customers' needs and preferences is important in maximizing market penetration.

High Levels of Customer Service

     We provide high levels of customer service. Our sales department focuses on providing customers with an unpressured, informative shopping experience while interactively helping to identify their personal objectives and constraints. Our service departments seek to provide our customers with a professional and reliable service experience. The dealerships regard service and repair activities as an integral part of their overall approach to customer service, which provides an opportunity to form ongoing relationships with our customers and deepen customer loyalty. Among our innovations to enhance customer service, we have incorporated child play areas, coffee bars and information kiosks in selected dealerships. Our goal is to build long-term relationships with our customers that we believe will enhance the FirstAmerica Automotive brand and create significant repeat and referral business, potentially in our higher margin products and services.

     Beyond establishing strong consumer loyalty, our focus on customer satisfaction also engenders good relations with manufacturers. Manufacturers generally measure consumer satisfaction by a survey given to new vehicle buyers and service customers. Some manufacturers offer specific performance incentives if certain consumer satisfaction levels are achieved by a dealer. Manufacturers can withhold approval of acquisitions if a dealer fails to maintain a minimum consumer satisfaction score. We have never been denied manufacturer approval of acquisitions based on consumer satisfaction scores. To keep management focused on customer satisfaction, we include consumer satisfaction results as a component of our incentive compensation program.

     We have received a number of dealer quality and customer satisfaction awards from various manufacturers. These awards represent the manufacturers' highest recognition for dealer excellence as measured by high consumer satisfaction scores combined with exceptional operational and sales performance. We received the following manufacturers' awards in 1998:

                    Lexus Elite Award.............................   Lexus of Serramonte
                    Chrysler's Five-Star Certification............   Serramonte Dodge
                    Toyota President's Award......................   Melody Toyota
                    Honda President's Award.......................   Concord Honda

Experienced Management Team

     We are focused on identifying, recruiting and retaining highly skilled and experienced individuals at every level of our organization. We obtain a large number of skilled and experienced employees from the management of profitable platforms that we have acquired. We believe that this strategy provides substantial depth of management in our organization. Three members of our executive management team, Chairman Donald V. Strough, Chief Executive Officer and President Thomas A. Price and Chief Operating Officer Charles R. Oglesby have, on average, 32 years of experience in the automotive retailing industry. During the course of their individual careers, Messrs. Strough, Price and Oglesby have each owned and/or operated several individual dealerships. The fourth member of our executive management team, Chief Financial and Administrative Officer Debra Smithart, was formerly the chief financial officer of a publicly held, multi-concept restaurant developer and operator which grew from less than 30 to over 1,000 stores during her tenure at that company. In addition to our executive management team, we also have two regional vice presidents and three regional general managers who have, on average, 18 years of industry experience. We believe that this first-hand operating experience of our executive management, regional vice presidents and regional general managers will enable us to continue to acquire and integrate dealerships into our organization quickly and effectively.

Business Strategy

Growth Through Acquisitions

     We intend to capitalize on the continuing consolidation of the highly fragmented automotive retailing industry. In 1998, the approximately 22,600 new vehicle dealerships in the U.S. generated more than $500 billion in total sales revenue and sold more than 30 million new and used vehicles. In that year the largest 100 dealership groups generated approximately $62 billion in total vehicle sales revenue, comprising less than 15% of the industry total. These 100 largest dealership groups also sold nearly 3 million new and used vehicles in 1997, or approximately 10% of all vehicles sold by franchised dealers. As capital requirements to operate competitive dealerships continue to increase and owners who were granted franchises in the 1950s and 1960s approach retirement age, many individual dealers are seeking exit opportunities. We believe that our management's strong reputation of being able to identify and close acquisitions in our markets will assist us in continuing to successfully acquire and integrate dealership operations to capitalize on the consolidation trend in the automotive retailing industry.

Benefits of Scale

     We intend to improve the performance and profitability of our existing and acquired dealerships by utilizing our corporate infrastructure to consolidate our purchasing power and reduce our costs. We believe we have demonstrated that, upon acquiring a dealership, we can improve its earnings by utilizing our management experience to eliminate duplicative functions and services and implement best practices, including used vehicle inventory management. We have successfully enhanced the profitability of our existing dealerships and both platform and tuck-in acquisitions. Other benefits include:

     . Improved terms on bank and floor plan financing. We have benefited from significant cost savings by consolidating the purchasing power of the dealerships in connection with our floor plan financing. For example, we have reduced the interest rate on our floor plan financing by 1.25% in 1998.

     . Savings from centralized procurement of products and services. As we increase our size, we are able to purchase various products and services at lower costs. Through our "Dealer Services" operation, we offer a wide range of financing and leasing alternatives for the purchase of vehicles. As a result of increased size and scale, we have negotiated increased commissions on the origination of customer vehicle financing, which result in incremental F&I commissions. By consolidating coverage providers, we estimate that our 1998 insurance costs would have been reduced by 14% for similar coverage.

Take Advantage of Regional Presence

     We believe there are significant opportunities and benefits from operating clusters of dealerships in contiguous areas. We encourage the sharing of resources and have implemented technology initiatives that allow us to effectively cross-sell products and services by referring customers to our other dealerships. Direct benefits of our regional focus include:

     . Reduced advertising costs. As a result of our larger size, we are able to reduce regional advertising costs by creating multi-dealership advertisements and increasing our buying power with advertising agencies and publications.

     . Personnel utilization. As a result of our regional clustering strategy, we are able to utilize the same personnel to perform various administrative functions for multiple dealerships. This effectively lowers the administrative overhead attributable to each dealership.

     . Regional inventory management. As a result of regionally centralized procurement, reconditioning, inventory management and wholesale disposal of used vehicles through Auto Factory, we have reduced our inventory holding costs and increased our wholesale used vehicle gross margins.

     . Increase brand awareness. Our goal is for the FirstAmerica Automotive name, logo, and www.anyauto.com Internet address to become symbols of outstanding customer service, value, convenience and selection. We have established a consistent look and message in all of our advertising. FirstAmerica Automotive branded formats are now in use for all print, radio, television and Internet advertising. We consistently use our corporate colors, logo and Internet address to develop brand identity and to solidify a clear image in the consumer's mind.

Expand High Margin Activities

     We will continue to expand our higher margin businesses, including the following:

     . Used vehicles. Retail used vehicle sales typically generate higher gross margins than new vehicle sales because of limited comparability among used vehicles and the somewhat subjective nature of their valuation. Our experience indicates that there are opportunities at acquired dealerships to improve all aspects of their used vehicle operations and, through the Auto Factory, used vehicle inventory control.

     . Finance and insurance. Each sale of a new or used vehicle provides the opportunity for us to earn financing fees and to sell extended warranty service contracts. We believe there are opportunities at acquired dealerships to increase earnings from the sale of F&I and warranty products.

     . Service and parts. Each of our dealerships offers a fully integrated service and parts department. The service and parts business can offset cyclical reductions in vehicle sales to the extent customers repair and service vehicles rather than replace them. We believe there are opportunities to increase the number of service customers we retain at our dealerships through improved customer service. In addition, at some of our dealerships, we have expanded our service capacity through increased hours of operation.

Capitalize on Market Trends

     Part of our strategy is to maintain a competitive advantage by identifying and quickly adapting to new industry and market trends. We have created several initiatives to capitalize on current market trends, including:

     . Marketing through the Internet. Partially due to the technologically sophisticated markets in which we operate, over 10% of our December 1998 new vehicle sales resulted from leads generated through the Internet. We believe that many of these sales are incremental to our traditional dealership business. Each of our dealerships has a Web site and we provide a number of services at our main Web site at www.anyauto.com, including:

        -  new vehicle ordering;

        - links to manufacturers' Web sites for new vehicle product information;

        -  access to our used vehicle inventory with photos of each vehicle;

        -  service appointment scheduling;

        -  Internet-only specials, promotions and coupons;

        -  parts and accessories ordering;

        - maps, directions and photos of each of our dealerships and their management; and

        -  employment opportunities with us.

     We have utilized our Web site as a tool to sell our products and services since 1995, and it is featured prominently in our advertising campaigns. We also maintain exclusive territories with leading referral services.

     . Proprietary database technology. We have developed a proprietary database of customer information, which allows us to provide higher levels of customer service and maximize our cross-selling opportunities. When a customer interacts with any part of our organization, we obtain the vehicle identification number and driver's license number from the customer. We enter this data into our computer system and a profile for the vehicle and the customer is developed. This profile allows us to target our service efforts and cross-sell to the customer. For example, by utilizing this data, we can notify customers when they are due for servicing, or when their lease may be coming due and offer the appropriate products and services.

     . Focus on luxury brands. Several luxury manufacturers including BMW, Lexus and Mercedes are now designing products which are affordable to a broader range of consumers. Without compromising quality, these manufacturers are producing products that are priced competitively with non-luxury brands. As these products provide higher margins and greater retention of service customers, we are focused on increasing our percentage of sales of luxury brands to 25% - 30% in the near future.

Train, Develop and Motivate Employees

     We believe that recruiting and retaining our employees is critical to the success of our organization. We have invested substantial resources in developing training programs at all levels of our organization to insure the highest quality service for our customers. Our training is managed at the corporate level to insure consistency, but is delivered at the local level to adapt to the different needs of our customers in different markets. We utilize outside resources to supplement our internal training for safety and loss prevention, technical service repair, customer satisfaction and interaction and employee supervisory management. We believe that it is critical to motivate management to achieve our overall objectives and we have devised an incentive system that provides partial compensation in the form of stock options and a stock purchase plan for employees down to the department manager level at our dealerships. We believe that providing shared ownership through equity participation will align our interests with those of our investors.

Industry Overview

     With more than $600 billion in 1998 sales, automotive retailing is the largest retail trade sector in the United States. The industry is highly fragmented and largely privately held with approximately 22,600 automobile dealership locations representing more than 49,000 franchised dealerships. In 1998, U.S. franchised automobile dealers sold 15.6 million new vehicles for sales of approximately $311.7 billion, and 15.9 million used vehicles for sales of approximately $193.4 billion. It is estimated that sales by franchised automobile dealers account for one-fifth of the nation's total retail sales of all products and merchandise. Since 1994, new vehicle revenues have grown at a 2.0% compound annual rate. Over the same period, used vehicle revenues by franchised dealers have grown at a 5.4% compound annual rate. Slower unit volume growth over this time period has been offset by the rising prices of new and late-model, high-quality used vehicles. Automobile sales are affected by many factors, including employment rates, income growth, interest rates, weather patterns and other national and local economic conditions, automotive innovations and general consumer sentiment.

     The following table sets forth new and used vehicle sales by franchised automotive dealers in the United States for each year from 1994 to 1998. New vehicles can only be sold at retail by franchised dealerships. The following table excludes sales of used vehicles by non-franchised dealerships and casual sales by individuals.

                                                  United States Franchised Dealers' Vehicle Sales
                                                 --------------------------------------------------
                                                  1994       1995       1996       1997       1998
                                                 ------     ------     ------     ------     ------
                                                     (units in millions; dollars in billions)
New vehicle unit sales.......................      15.1       14.8       15.1       15.2       15.6
New vehicle sales............................    $288.5     $293.3     $298.9     $301.2     $311.7
Used vehicle unit sales(a)...................      15.1       15.7       15.7       15.9       15.9
Used vehicle sales...........................    $156.5     $172.9     $184.2     $196.2     $193.4
Total vehicle sales..........................    $445.0     $466.2     $483.1     $497.4     $505.1
Annual growth in total vehicle sales.........      12.8%       4.8%       3.6%       3.0%       1.5%
---------------------------------------------

(a) Includes retail and wholesale sales.

Source:  CNW Marketing/Research; Automotive News

     The contiguous Pacific states of California, Oregon and Washington accounted for 13.0% of new vehicle registrations in 1997, with California alone accounting for 10.3%. The Pacific states above along with Arizona, Colorado, Idaho, Montana, Nevada, New Mexico, Utah and Wyoming accounted for approximately 19.1% of new vehicle registrations in the United States in 1997.

     Manufacturers originally established franchised dealer networks for the distribution of their vehicles as single-dealership, single-owner operations.
In return for distribution rights within specified territories, manufacturers exerted significant influence over such matters as a dealer's location, inventory size and composition and merchandising programs, as well as the identity of owners and managers. This strict control contributed to the proliferation of small dealerships, which at their peak in the late 1940s numbered in excess of 46,000 dealership locations. Several manufacturers went out of business in the 1950s, and the number of dealership locations decreased to approximately 36,000 by 1960.

     When fuel shortages forced dramatic increases in gasoline prices in the 1970s, foreign manufacturers increased their penetration of the U.S. market with fuel-efficient, low-cost vehicles. As a result of these competitive pressures, dealers were able to negotiate significant changes in the traditional distribution system with manufacturers. Dealers began to add foreign franchises and the concept of the multi-franchise automobile dealer, or megadealer, emerged, prompting the significant acquisition and consolidation activities of the 1980s. The easing of restrictions against megadealers, competitive pressures upon undercapitalized dealerships and the aging of dealership owners have led to further consolidation of the industry. Since 1960, the number of dealership locations has declined 37% to the current level of approximately 22,600.

     As the industry has evolved, so has the dealership profile. Over the past three decades, there has been a trend toward fewer, but larger, dealerships. Although significant consolidation has taken place since its inception, today the industry remains highly fragmented, with the largest 100 dealer groups generating approximately 12% of total sales revenues. We believe that these factors, together with increasing capital requirements and the aging of dealership owners seeking a viable exit strategy, provide an attractive environment for our consolidation program.

     As with retailers generally, automobile dealership profitability varies widely and depends in part on the effective management of inventory, marketing, financial controls and responsiveness to customers. Since 1993, retail automobile dealerships in the United States have earned on average between 12.7% and 13.4% total gross margin on sales. New vehicle sales were the smallest proportionate contributor to dealers' gross profits during this period, earning an average gross margin of 6.4% in 1997. Used vehicle sales provided higher gross margins than new vehicle sales during this period, with an average retail used vehicle gross margin of 10.8% in 1997. Dealerships also offer a range of other services and products, including repair and warranty work, replacement parts, extended service contracts, financing and credit insurance.

Cyclicality

     The automotive manufacturing industry tends to be very sensitive to economic cycles. Conversely, the pre-tax profit margins of the automotive retailing industry have been relatively stable in the period between 1979 and 1997. The following chart shows the historical relationship between the profit margins of the automotive retailing and automotive manufacturing industries:

        Automotive Retailing vs. Manufacturing Historical Pretax Margins

                           [Line Chart Appears Here]

                          Automotive Retailing              Big Three
                             Pretax Margins              Pretax Margins
                          --------------------           --------------
        1979                    1.48                          0.65
        1980                    0.94                         -8.48
        1981                    1.52                         -2.30
        1982                    1.77                         -0.20
        1983                    2.00                          6.06
        1984                    2.10                          9.38
        1985                    2.10                          7.96
        1986                    2.05                          6.98
        1987                    2.00                          7.34
        1988                    1.71                          6.44
        1989                    1.00                          4.32

                                Automotive Retailing              Big Three
                                   Pretax Margins              Pretax Margins
                                --------------------           --------------
              1990                    1.00                          0.08
              1991                    1.00                         -3.54
              1992                    1.39                         -0.02
              1993                    1.60                          4.89
              1994                    1.80                          7.94
              1995                    1.40                          5.85
              1996                    1.53                          6.35
              1997                    1.37                          6.49

     We believe that the relative stability of the automotive retailing industry relative to the automotive manufacturing industry is due to a number of factors including:

     . the automotive retailing sector derives only 10% of its profits from the sale of new vehicles, with the balance provided by the sale of used vehicles and other automotive products and services;

     . 60%-65% of the automotive retailing sector's costs are variable, relating to personnel, advertising and inventory finance costs;

     . sales and service employees are typically compensated based on production levels;

     . manufacturers typically increase dealer incentives when sales slow, offsetting volume declines; and

     . the diversity in offering import and domestic brands tends to lessen the impact of a decline in one brand.

Dealerships

     After giving effect to our pending acquisitions, we will own 11 dealerships in the San Francisco Bay Area market, two dealerships in the San Jose/Silicon Valley market, two dealerships in the Los Angeles market, and four dealerships in the San Diego market.

     Since July 1997, we have grown significantly as a result of the acquisition and integration of new vehicle dealerships and an increase in revenues at our existing dealerships. The following table lists the name, brands and location of the dealerships acquired by or awarded to us or our predecessors and the dealerships to be acquired by us pursuant to our pending acquisitions:


              Dealership                                     Brands                    Location
----------------------------------------              ----------------------       -----------------
San Francisco Bay Area:
       Serramonte Auto Plaza:                                Nissan                    Colma, CA
                                                             Isuzu                     Colma, CA
                                                             Dodge                     Colma, CA
                                                             Mitsubishi                Colma, CA
       Lexus of Serramonte                                   Lexus                     Colma, CA
       Melody Toyota                                         Toyota                    San Bruno, CA
       Marin Nissan                                          Nissan                    San Rafael, CA
       Concord Nissan                                        Nissan                    Concord, CA
       Concord Toyota                                        Toyota                    Concord, CA
       Concord Honda                                         Honda                     Concord, CA
       Serramonte Honda                                      Honda                     Colma, CA
       Dublin Volkswagen/Dodge                               Volkswagen, Dodge         Dublin, CA
       Dublin Nissan                                         Nissan                    Dublin, CA
       First Dodge - Marin(a)                                Dodge                     San Rafael, CA


                         Dealership                                     Brands                      Location
           ----------------------------------------              ----------------------         -----------------
           San Jose/Silicon Valley:
                  Stevens Creek Nissan                                  Nissan                    Santa Clara, CA
                  Capitol Nissan                                        Nissan                    San Jose, CA

           Los Angeles Area:
                  Beverly Hills BMW                                     BMW                       Beverly Hills, CA
                  Volkswagen of Woodland Hills                          Volkswagen                Woodland Hills, CA

           San Diego Area:
                  Poway Dodge                                           Dodge                     Poway, CA
                  Poway Honda                                           Honda                     Poway, CA
                  Poway Toyota                                          Toyota                    Poway, CA
                  Ritchey Fipp Chevrolet                                Chevrolet                 Poway, CA
           --------------------------------------------

           (a)   Acquisition is pending.

Dealership Management

     We operate using a flexible corporate infrastructure to support our growth. This structure is designed to maintain a decentralized operational approach that strikes a balance between entrepreneurship at the dealership level and well-managed, efficient, centralized executive and administrative operations at the corporate level that seeks the implementation of best practices in our dealership network.

     We organize the operations of our dealerships geographically. Currently, one of our two regional vice presidents oversees the East San Francisco Bay Area and the other oversees the West San Francisco Bay Area. These regional vice presidents report to our chief operating officer. The general managers of our luxury dealerships and our Southern California dealerships also report directly to our chief operating officer. Regional and single-point general managers report to the regional vice presidents. Depending on the size of the dealership and the proximity of clustered dealerships, a group of two to five dealerships could be managed by a single regional general manager with a general sales manager and a parts and service director reporting directly to the regional general manager. The regional vice presidents and their general managers report to executive management on a regular basis as to the operating performance of the dealerships in their regions and prepare comprehensive monthly financial and operating statements. Executive management meets quarterly with operations management to evaluate operating performance, to address changing customer preferences and operational concerns and to share best practices.

     A team of department managers compliment each general manager. These department managers aid in the operation of the dealerships. The general sales manager is responsible for the operations, personnel, financial performance and customer satisfaction performance of the new vehicle sales, used vehicle sales and F&I departments. The service and parts director is primarily responsible for the operations, personnel, financial and customer satisfaction performance of the service, parts and collision repair departments.

     A human resources specialist and a financial controller support each region. Additionally, at the corporate level there is a vice president of service and parts who provides standardized policies and product selection, procedures, performance measurement and benchmarking, and training programs to the parts and service department personnel throughout the organization. The F&I departments in our dealerships receive similar corporate oversight, training and recruitment of personnel from our centralized dealer services division which is also responsible for the selection, standardization and negotiation of all financing, warranty and aftermarket products sold through the dealership F&I departments.

     We have formed advisory boards made up of our executive management, regional vice presidents and luxury dealership general managers in order to identify and share best practices. We believe these advisory boards will promote the widespread application of strategic programs, facilitate the integration of future acquisitions and improve operating efficiency and customer satisfaction.

New Vehicle Sales

     We sell 10 U.S., Asian and European brands of economy, family, sports and luxury cars and light trucks and sport utility vehicles. We believe that our brand, product and price diversity reduces our risk from changes in customer preferences, product supply shortages and aging products. See "Risk Factors -- Manufacturers exercise significant control over our operations and we need them to operate our business" on page 12.

     The following table sets forth for the year ended December 31, 1998, information relating to the brands of new vehicles sold at retail by us on a pro forma basis:


                           Brand                            New Vehicles Sold              Percentage
                     -----------------                   -----------------------         --------------
                     BMW                                         1,113                        4.7%
                     Chevrolet                                     667                        2.8%
                     Dodge                                       3,693                       15.6%
                     Honda                                       4,018                       17.0%
                     Isuzu                                         303                        1.3%
                     Lexus                                       1,234                        5.2%
                     Mitsubishi                                    683                        2.9%
                     Nissan                                      5,694                       24.1%
                     Toyota                                      5,235                       22.1%
                     Volkswagen                                  1,005                        4.3%
                                                                ------                      -----
                          Total                                 23,645                      100.0%

     New vehicle retail sales include traditional new vehicle retail lease transactions and lease-type transactions, both of which may be arranged by the dealerships. New vehicle leases generally have short terms, which bring the consumer back to the market sooner than if the purchase were debt financed. In addition, leases provide our dealerships with a steady source of late-model, off-lease vehicles for their used vehicle inventory. Generally, leased vehicles remain under factory warranty for the term of the lease, which allows the dealerships to provide repair service to the lessee throughout the lease term.

     Our dealerships seek to provide customer-oriented service designed to meet the needs of our customers and establish lasting relationships that will result in repeat and referral business. For example, the dealerships strive to:

     .  employ more efficient selling approaches;

     . utilize computer technology that decreases the time necessary to purchase a vehicle;

     . engage in extensive follow-up after a sale in order to develop long-term relationships with customers; and

     . extensively train their sales staff to be able to meet the needs of each customer.

     The dealerships continually evaluate innovative ways to improve the buying experience for their customers. We believe that our ability to share best practices among our dealerships gives us an advantage over smaller dealerships.

Used Vehicle Sales

     We sell a broad variety of makes and models of used cars, vans, light trucks and sport utility vehicles at each of our dealerships. Sales of used vehicles have become an increasingly significant source of profit for the dealerships. Consumer demand for used vehicles has increased as prices of new vehicles have risen and as more high-quality used vehicles have become available. Furthermore, used vehicles typically generate higher gross margins than new vehicles because of their limited comparability and the somewhat subjective nature of their valuation. We intend to continue growing our used vehicle sales operations by maintaining a high-quality inventory, providing competitive prices and extended service contracts for our used vehicles and continuing to promote used vehicle sales.

     Vehicle customers can use our Web site, www.anyauto.com, to electronically search our used vehicle inventory by model, feature and price requirements. The site displays a color picture of each vehicle and can also generate a data sheet with price and other information, as well as a map showing the vehicle's location.

     The following table sets forth information on our used vehicle sales:

                                                        Year Ended December 31,
                                              --------------------------------------------
                                                           Actual                Pro Forma
                                              -------------------------------    ---------
                                                1996       1997        1998         1998
                                              -------     ------      -------    ---------
                                                       (dollars in thousands)
Retail unit sales..........................     4,921       6,639       9,901       11,443
Retail sales revenue.......................   $67,944    $ 90,436    $141,946     $162,857
Retail gross profit........................   $ 5,522    $  8,841    $ 13,560     $ 15,981
Retail gross margin........................       8.1%        9.8%        9.6%         9.8%
Average gross profit per retail unit sold..   $ 1,122    $  1,332    $  1,370     $  1,397

Wholesale unit sales.......................     3,073       4,182       7,137        7,953
Wholesale sales revenue....................   $13,762    $ 21,180    $ 49,883     $ 53,768
Wholesale gross profit.....................   $    (5)   $     86    $  2,517     $  2,415
Wholesale gross margin.....................     (0.0)%        0.4%        5.1%         4.5%

Total unit sales...........................     7,994      10,821      17,038       19,396
Total revenue..............................   $81,706    $111,616    $191,829     $216,625
Total gross profit.........................   $ 5,517    $  8,927    $ 16,077     $ 18,396
Total gross margin.........................       6.8%        8.0%        8.4%         8.5%

     Profits from sales of used vehicles depend primarily on the dealerships' ability to obtain a high-quality supply of used vehicles at the right price and effectively manage that inventory. Our new vehicle operations provide our used vehicle operations with a large supply of high-quality trade-ins and off-lease vehicles, which are the best sources of high-quality used vehicles.

     We created the "Auto Factory" division to implement an efficient used vehicle inventory control system. Auto Factory centralizes the wholesale disposal of used vehicles on a company-wide basis and the procurement, reconditioning and management of used vehicle inventory on a regional basis. Auto Factory is managed by an individual who has over 22 years of relevant experience in used car operations. The dealerships supplement their used vehicle inventory with vehicles purchased by our regional Auto Factory operation at "closed" auctions that may be attended only by new vehicle dealers and which offer off-lease, rental and fleet vehicles, and at "open" auctions that offer repossessed vehicles and vehicles sold by other dealers. In addition to our regional procurement of used vehicles, Auto Factory operates on a centralized, company-wide basis for opportunistic, large purchases of off-lease, rental and fleet vehicles. Auto Factory also conducts a bi-weekly sealed bid auction to dispose of customer trade-in vehicles in poor condition or vehicles which remain unsold for a specified period of time. The results of Auto Factory's purchasing and sales activities are shared with all of our dealerships to provide timely and accurate used car inventory and trade-in valuation information. This process allows Auto Factory to maximize our profits on used vehicle sales and provide inventory to our dealerships on a cost effective basis to meet current regional customer demand. Additionally, Auto Factory manages the market-driven redistribution of used vehicles among our dealerships.

     We transport all used vehicles we acquire to one of our two regional reconditioning centers. We offer retail used vehicles that pass a 135-point reconditioning process at one of the centers, where certified technicians inspect, adjust, clean, repaint, repair or replace mechanical, cosmetic and safety features to meet our standards.

These vehicles are sold with a 60-day bumper-to-bumper limited warranty, a 30-day exchange guarantee and 24-hour free roadside assistance for one year.

     We have taken several initiatives since August 1998 to enhance customer confidence in our used vehicles, including offering extended warranties, stocking higher-quality, late-model used cars and our branded "Pre-Owned, Pre-Loved" certification program.

Service and Parts Sales

     We provide service and parts at each of our factory-authorized dealerships. We utilize a total of approximately 386 service bays at our locations to provide both warranty and non-warranty services. Service and parts sales provide higher gross margins than vehicle sales.

     In the second half of 1998, we opened our downtown San Francisco multi-brand, full-service vehicle maintenance and repair center. This 36,000 square foot, 38 service bay facility utilizes state of the art information management and automotive repair equipment. Our ability to service multiple makes in one centralized location provides us an excellent recruitment and training facility for technicians at the service center and for our dealerships. The service center provides convenience to current sales customers in the San Francisco Bay area, and is intended to increase our service retention.

     The following table sets forth information regarding our service and parts sales:

                                            Year Ended December 31,
                                 ------------------------------------------
                                             Actual               Pro Forma
                                 -----------------------------    ---------
                                   1996       1997       1998        1998
                                 --------   --------    ------    ---------
                                           (dollars in thousands)
Sales.........................   $42,416    $58,707    $91,134     $107,123
Gross profit..................    16,966     26,512     41,711       47,976
Gross margin..................      40.0%      45.2%      45.8%        44.8%

     Our dealerships seek to retain each vehicle purchaser as a customer of the dealership's service and parts departments. The dealerships have systems in place that track their customers' maintenance records and notify owners of vehicles purchased or serviced at the dealerships when their vehicles are due for periodic services. The dealerships regard service and repair activities as an integral part of their overall approach to customer service, which provides an opportunity to foster ongoing relationships with the dealership's customers and deepen customer loyalty.

     Our dealerships' parts departments support their sales and service departments. Each of the dealerships sells factory-approved parts for vehicle makes and models sold by that dealership. These parts are either used in repairs made by the dealership or sold at retail to its customers or at wholesale to independent repair shops and other dealerships. Currently, most of our dealerships employ their own parts managers and independently control their parts inventory and sales. Some contiguous dealerships share parts inventories and personnel. Our dealerships that sell the same new vehicle makes have access to each other's computerized inventories and frequently obtain unstocked parts from our other dealerships.

Dealer Services

     We have created a Dealer Services division to maximize cost savings by centralizing and consolidating the purchasing power of all of our dealerships. Specifically, this division:

     . Selects and procures products including financing, leasing, service and warranty contracts, pre-paid maintenance plans and after-market automotive products, negotiates vendor contracts and monitors vendor performance;

     . Designs menu-priced finance product offerings for our F&I departments that we believe result in high CSI scores, increased net profits and customer retention for our dealerships;

     . Develops point of purchase materials to be used as a marketing tool in the dealerships to promote our menu of product offerings, finance and leasing programs;

     . Provides recruiting, training, sharing of best practices, oversight and consulting services to the F&I departments of our dealerships;

     . Develops F&I personnel through classroom training, personal coaching and direct customer contact to create a system where F&I personnel market products efficiently and in a less adversarial manner, and monitors financial performance and customer satisfaction levels;

     . Assures compliance of F&I departments with corporate policies and guidelines, federal and state regulatory requirements and dealership performance targets, and provides F&I personnel to quickly integrate acquired dealerships; and

     . Provides assistance in the special finance groups with sub-prime lending activities, and conducts daily review meetings at the dealership and regional level to close all open transactions.

Finance and Insurance

     We offer our customers a wide range of financing and leasing alternatives for the purchase of vehicles. In addition, we offer customers warranty or extended service contracts.

     We sell our vehicle financing contracts and leases to other parties, instead of directly financing sales. This reduces our exposure to loss from financing activities. We receive a fee from the lender for originating and sale of the loan or lease but we are assessed a chargeback fee by the lender if a loan is canceled, in most cases, within 90 days of making the loan. Early cancellation can result from early repayment because of refinancing of the loan, the sale or trade-in of the vehicle, or default on the loan. We establish an allowance to absorb estimated chargebacks and refunds. F&I revenue is recorded net of these chargebacks.

Sales and Marketing

     Our sales philosophy is to provide customer-oriented service designed to meet the needs of a diverse, increasingly sophisticated and demanding body of automotive consumers. We seek to provide our customers with a satisfying, pleasant and informative retailing experience that entails "one-stop" shopping convenience, no-haggle competitive pricing and a sales staff that is knowledgeable about our product offerings and responsive to the customer's needs. Continuous training of our sales force focuses on providing skills that improve each salesperson's interactions with customers. A key management tool for us is the customer service index, or CSI score, which is derived from data accumulated by manufacturers through customer surveys. Management carefully monitors these scores to improve dealership operations and uses these as a factor in determining compensation.

     Our marketing efforts focus on continuing and increasing business with existing customers as well as referral and new customers. We employ mass-marketing and advertising in various media, including television, radio, newspaper, billboard, direct mail and the Internet to attract a broad retail customer base and to establish us as a recognized brand name. We have successfully capitalized on our presence in our markets through a comprehensive marketing plan that focuses on our overall name/brand recognition and also on more specific product/dealership advertising. We use most forms of media in our advertising, including television, radio and print.

     Our goal is for the FirstAmerica Automotive name, logo and www.anyauto.com Internet address to become symbols of outstanding customer service, value, convenience and selection. Once a consumer does business with any of our dealerships we want that consumer to feel that he or she has chosen a company that can supply a lifetime of automotive products and services. We are continuing to develop our FirstAmerica Automotive brand through a multi-level process:

     . We have established a consistent look and message in all of our advertising. FirstAmerica Automotive branded formats are now in use for all print, radio, television and Internet advertising. We consistently use our corporate colors, logo and Internet address to develop brand identity and to solidify a clear image in the consumer's mind. Our newspaper advertising campaign won the Dealer Automotive Newspaper Display Advertising Award for best campaign by an individual dealer in 1996, 1997 and 1998 and for best of show in 1997 and 1998.

     . We recently launched a company-wide consumer benefit program, which initially focuses on our used car operations. This program includes our introduction of our used car reconditioning, certification and roadside assistance program, "Pre-Owned, Pre-Loved."

     . We intend to update dealership signage in all locations to include our logo. All of our company vehicles including customer shuttles and parts delivery trucks will include our name and logo.

     . We plan to migrate dealership names in markets where we have a cluster of dealerships to include "FirstAmerica Automotive" in the dealership's name and signage, along with our logo.

     Our goal is to create an advertising program that focuses on building a long-term relationship with consumers, but does not alienate any particular manufacturer. As we build brand awareness we intend to become less reliant on price point advertising and more focused on delivering a value message.

     Additionally, we have adopted a three-tiered Internet marketing strategy. The first tier uses our own Web site, www.anyauto.com, which provides users access to information related to all of our dealerships. We include the Internet address of this site in all of our marketing material. The second tier involves using our relationship with www.autotown.com to provide additional customer prospects through a credible third-party provider of comparative automotive information. Finally, we use our buying power to obtain the lowest-cost leads from most major Internet purchase request providers, including Auto-by-Tel, Autoweb.com, Auto Mall U.S.A. and CarPoint. We have a staff in each of our dealerships dedicated to handling Internet prospects as well as regional Internet directors to assist in training and process development. In addition, we have an advisory committee that explores future product development and alternative distribution methods seeking to use the Internet's potential as a source of additional revenue. We believe the California market is particularly well suited to Internet sales initiatives. Over 10% of our December 1998 new vehicle sales resulted from leads generated through the Internet including our own Web site, www.anyauto.com, and Web sites of third-party lead providers.

Auto Town

     In late 1998, we purchased Auto Town which develops proprietary software applications for automobile dealerships. These applications serve four primary functions: (1) Web site administration, (2) customer tracking, (3) inventory tracking and (4) an easy-to-use finance and insurance module that is fully integrated with leading accounting packages. These software applications are designed to enhance dealership sales, efficiencies and profitability. We currently intend to sell Auto Town in the second quarter of 1999. We intend to make this sale because we believe that Auto Town will need significantly increased capital resources, and we believe the best use of our resources will be for future acquisitions. We expect to maintain several ongoing financial and operational relationships with Auto Town, including a long-term arrangement in which Auto Town's software products will be available to us.

Relationships with Manufacturers

     Each of our dealerships operates under one or more separate sales and service or dealer agreements with one or more manufacturers that govern the relationship between the dealership and the manufacturer. Through our wholly owned subsidiaries, we currently have 22 dealer agreements with nine manufacturers. We have entered into one or more dealer agreements with the following manufacturers:


           .  BMW                                 .  Mitsubishi
           .  DaimlerChrysler                     .  Nissan
           .  General Motors                      .  Toyota
           .  Honda                               .  Volkswagen
           .  Isuzu

     In general, each dealer agreement specifies the location of the dealership in a specified market area. Each dealer agreement also requires the dealer to meet specified standards regarding showrooms, facilities and equipment for servicing vehicles, inventories, minimum net working capital, personnel training and other aspects of dealership operations. Each dealer agreement also gives each manufacturer the right to approve the dealership's general manager and any material change in management or ownership of the dealership. Each manufacturer may terminate a dealer agreement under limited circumstances, like a change in control of the dealership without manufacturer approval, material impairment of the financial condition of the dealership, insolvency or bankruptcy of the dealership or a material breach of other provisions of the dealer agreement.

     Manufacturers' policies regarding public ownership of dealerships continue to evolve as the consolidation of automobile dealerships by publicly held companies progresses. We believe that these policies will continue to change as more dealership groups sell their stock to the public and as established public dealership groups acquire more dealerships. All of the manufacturers with which we currently have dealer agreements have approved us as a publicly held entity. Some of the manufacturers have, however, placed restrictions on our ability to acquire additional dealerships as well as on the transferability of our common stock. These policies could have a material adverse effect on our business.
See "Risk Factors - Automobile manufacturers exercise significant control over operations and we are dependent on them to operate our business" on page 12.

     The following is a summary of our dealership agreements with our four leading manufacturers.

Toyota/Lexus

     Under our agreement with Toyota, the number of Toyota dealerships we may acquire is restricted to:

     . the greater of one dealership or twenty percent of the Toyota dealer count in a "Metro" market (Metro markets are multiple Toyota dealership markets within some geographic areas as defined by Toyota);

     . the lesser of five dealerships or 5% of the Toyota dealerships within regional geographic areas designated by Toyota; and

     .  seven Toyota dealerships nationally.

     Our agreement with Toyota also limits the number of Lexus dealerships we may acquire to not more than:

     . two Lexus dealerships in any Area regional geographic area designated by Toyota; or

     .  three Lexus dealerships nationally.

     We currently own and operate three Toyota dealerships and one Lexus dealership. Subject to the restrictions limiting the acquisition by us of additional dealerships within specified geographic regions, we are currently limited to acquiring not more than four additional Toyota dealerships and two additional Lexus dealerships. Under our agreement with Toyota, Toyota has the right to approve any acquisition of 20% or more of the voting power of our outstanding stock by any person or entity. If Toyota reasonably determines that the person or entity is unqualified, or has interests incompatible with Toyota, we must reacquire the stock until the person or entity holds less than 20%. If we cannot reacquire the stock, Toyota may force us to sell our dealerships, or Toyota may purchase the dealerships from us.

     After we entered into our agreement with Toyota, Toyota modified its policy on public ownership of multiple dealerships. Under the current Toyota policy, a single owner may own and operate in excess of seven Toyota dealerships if the owner can demonstrate that it meets capitalization and management requirements established by Toyota for multiple dealer ownership. The multiple ownership policy limits the number of Toyota dealerships in a region provided that the number of dealerships in a region varies depending on whether the sales volume of the dealerships are less than 9% of the sales volume of the entire region. Toyota's San Francisco region provides for a limit of three Toyota dealerships, as long as the dealerships have a combined sales volume of more than 9% of the regions or up to four dealerships as long as the sales volume of the combined dealerships is less than 9% of the region. Further, Toyota's policy provides that no owner shall own or control dealerships that represent more than 20% of the dealerships in a Metro market as defined by Toyota. We have not yet entered into an agreement with Toyota finalizing these new terms.

Nissan

     Nissan restricts us from owning Nissan dealerships which account for either:

     . more than 5% of Nissan's total national competitive segment registrations based on the sum of the retail competitive segment registrations in our primary marketing areas, or

     . 20% of any Nissan region's total competitive segment registrations contained in all of our primary marketing areas in that region.

     In addition to a customary agreement with Nissan, we have entered into a contiguous market ownership agreement, or CMO, with Nissan for us to own and operate multiple and contiguous Nissan dealerships in two contiguous markets in the San Francisco Bay area. These CMO agreements provide that if we want to sell one Nissan dealership within the CMO, Nissan has the right to require that we sell all of our Nissan dealerships within the CMO area. Further, if we want to sell or transfer one of our two San Francisco Bay Area contiguous market areas without Nissan's consent, Nissan may require us to sell or transfer one or all, or any combination of these areas or dealerships to a proposed buyer acceptable to Nissan. Termination of one Nissan dealer services agreement within a CMO constitutes termination of all dealer agreements within that CMO.

DaimlerChrysler

     Our agreements with DaimlerChrysler do not restrict the number of DaimlerChrysler dealerships we may acquire. DaimlerChrysler currently considers, on a case by case basis, any acquisition that would cause an acquiring company to own more than ten DaimlerChrysler dealerships nationally, six in the same DaimlerChrysler-defined zone or two in the same market. Further, our agreements with DaimlerChrysler limit our ability to acquire additional DaimlerChrysler dealerships unless our current dealerships have CSI ratings equal to or better than zone averages. Our agreements require that we obtain DaimlerChrysler's consent prior to selling more than 50% of our company.

Honda/Acura

     Our current agreement with Honda limits our ability to acquire additional Honda dealerships and restricts the transferability of our common stock. Our agreement with Honda limits our ownership and acquisition of Honda dealerships to not more than:

     . one Honda dealership in a Metro market, a geographical area designated by Honda, having two to ten Honda dealerships;

     . two Honda dealerships in a Metro market having 11 to 20 Honda dealerships;

     . three Honda dealerships in a Metro market having 21 or more Honda dealerships;

     . 4% of the Honda dealerships in any one of ten Honda-defined geographic zones; and

     .  seven Honda dealerships nationally.

     Our agreement with Honda further limits our ownership of Acura dealerships to not more than:

     . one Acura dealership in a Metro market having two or more Acura dealerships;

     . two Acura dealerships in any one of six Acura geographic zones, as defined by Honda; and

     .  three Acura dealerships nationally.

     Our agreement with Honda further requires that specific current stockholders retain voting control of us. This requirement restricts the number of shares we can sell to the public. Honda also has the right to disapprove the acquisition by any individual or entity of more than 5% of our outstanding capital stock. If this type of acquisition takes place without Honda's consent, Honda may force us to sell all of the assets of our Honda and Acura dealerships.

     Honda has proposed a new agreement to replace our current agreement. Under the proposed agreement, Honda's general policy regarding ownership of Honda dealerships by publicly traded companies would apply to us. Under this agreement, we would be permitted to acquire in excess of the current maximum number of Honda and Acura dealerships. Each of our future acquisitions would still be subject to Honda's approval. Specific geographic or unit-based ownership limitations are being negotiated. The new agreement would not prohibit public trading of our stock or require a specific ownership percentage by our current stockholders. We would not be required to obtain Honda's consent to any equity offering. The new agreement would, however, provide that Honda may force us to sell our dealerships if a person or entity with interests adverse to Honda acquires more than 5% (or 10% if the entity is an institutional investor) of our outstanding stock.

California Law

     Statutes in California and other states in which we may expand limit manufacturers' control over dealerships.

     . Under California law, despite any contrary terms in a dealer agreement, manufacturers may not unreasonably withhold approval for the sale of a dealership. Acceptable grounds for disapproval include the unsatisfactory financial condition of the proposed transferee and the unsatisfactory experience in the automobile business of the proposed transferee, including CSI scores and sales results of the proposed transferee with respect to other automobile dealerships owned or operated by the proposed transferee.

     . Despite any provision in the franchise agreement, no manufacturer may modify, replace, enter into, relocate, terminate, or refuse to renew a franchise agreement without good cause. Good cause considerations include, among other things, the amount of business transacted by the franchisee as compared to business available to the franchisee, whether the proposed termination or modification is injurious or beneficial to the public welfare, whether the franchisee has adequate motor vehicles sales and service facilities and qualified personnel, and the extent of the franchisee's failure to comply with the terms of the franchise agreement.

     . Prior to the termination of a franchise, the dealer has the right to a hearing before the California New Motor Vehicle Board where the manufacturer will have the burden of proof that the franchisee has violated the franchise agreement.

     . The manufacturer may not appoint new dealers or allow the relocation of any dealers without notifying dealers in the relevant market area who will have a right to file a protest with the California New Motor Vehicle Board prior to the opening of a new dealership. A protest will determine whether good cause appears for the appointment of a new dealer in a market area. Good cause considerations include whether the manufacturer is adequately represented in the area and if it is in the best interest of the public to establish a new dealership in the market area.

Competition

     Automobile retailing is a highly competitive business with over 22,600 franchised automobile dealerships in the United States at the beginning of 1998. Our competition includes:

     . dealerships selling the same or similar makes of our new and used vehicles in the same markets as us and sometimes at lower prices than ours;

     .  other franchised dealers;

     .  private market buyers and sellers of used vehicles;

     .  used vehicle dealers; and

     .  service center chains and independent service and repair shops.

     Gross profit margins on sales of new vehicles have been generally declining since 1986. We do not have any cost advantage in purchasing new vehicles from the manufacturers. We typically rely on advertising, merchandising, sales expertise, service reputation and dealership locations to sell new vehicles.
The following factors could have a significant impact on our business:

     . Increasing competition in the used car market from non-traditional outlets such as nationwide networks of used vehicle "superstores" like AutoNation or CarMax which use sales techniques including one-price and "no-haggle" shopping. Some of these used car superstores have opened in markets where our dealerships compete. No-haggle sales methods are also being attempted for new car sales by at least one of these superstores and dealers for Saturn and other makes.

     . We, along with our competition, are beginning to use the Internet as part of the sales process. Consumers are using the Internet to comparison shop for vehicles, which may further reduce margins for new and used cars.

     . Some recent market entrants may be capable of operating on smaller gross margins than ours and may have greater financial, marketing and personnel resources than ours.

     . Ford, General Motors and Saturn have acquired dealerships in various cities in the United States. Other manufacturers may also directly enter the retail market in the future, which could have a material adverse effect on our business.

     . The increased popularity of short-term vehicle leasing has also resulted in a large increase in the number of late-model used vehicles available in the market, which puts added pressure on the profit margin on used vehicle sales.

     . As we seek to acquire dealerships in new markets and strive to gain market share, we may face significant competition, including competition from other publicly owned dealer groups.

     We believe that the principal competitive factors in vehicle sales are:

     .  the marketing campaigns conducted by manufacturers;

     . the ability of dealerships to offer a wide selection of the most popular vehicles; and

     .  the location of dealerships and the quality of customer service.

     Other competitive factors include customer preference for makes of automobiles, pricing (including manufacturer rebates and other special offers) and warranties. We believe our dealerships are competitive in all of these areas.

     In addition to competition for vehicle sales, our dealerships compete against other franchised dealers to perform warranty repairs and other vehicle dealers, franchised and independent service center chains and independent garages for non-warranty repair and routine maintenance business. We believe that the principal competitive factors in parts and service sales are:

     .    price;

     .    the use of factory-approved replacement parts;

     .    the familiarity with a dealer's makes and models;

     .    convenience; and

     .    the quality of customer service.

     A number of regional and national chains offer selected parts and service at prices that may be lower than our prices.

     Our finance and insurance business and other related businesses, which have higher contributions to earnings than the sale of new and used vehicles, are subject to strong competition from a broad range of financial institutions which may increase if these third parties are able to sell products over the Internet. We believe that the principal competitive factors in providing financing are convenience, interest rates and contract terms.

     Our success depends, in part, on national and regional automobile-buying trends, local and regional economic factors and other regional competitive pressures. We sell our vehicles in the greater San Francisco Bay Area, the San Jose metropolitan area, San Diego County and in the Los Angeles market, all of which are in California. Conditions and competitive pressures affecting these markets, like price-cutting by dealers in these areas, or in any new markets we enter, could adversely affect us, although the retail automobile industry as a whole might not be affected. See "Risk Factors - Intense competition in vehicle retailing and related businesses could reduce our profit margins" on page 11.

Governmental Regulations and Environmental Matters

     A number of regulations affect the business of marketing, selling, financing and servicing automobiles. We are also subject to laws and regulations relating to business corporations generally.

California Dealership Laws

     The relationship between an automobile dealership and a manufacturer is governed by various federal and state laws established to protect dealerships from the generally unequal bargaining power between the parties. Federal laws, as well as California state law, prohibit a manufacturer from terminating or failing to renew a dealer agreement without good cause. Under California law, a manufacturer may not require a dealer to accept any vehicle, part or accessory not voluntarily ordered by the dealer, to refuse to deliver any new vehicle, part or accessory advertised by the manufacturer as available, or to require monetary participation in any sales promotion or advertising campaign. Manufacturers are entitled to approve or disapprove a proposed transferee in connection with any transfer of a dealership. Further, a dealer is entitled to seek judicial relief to prevent a manufacturer from establishing a competing dealership of the same vehicle make within the dealer's relevant market area.

     Under California law as well as the laws of other states into which we may expand, we must obtain a license in order to establish, operate or relocate a dealership or operate an automotive repair service. The licensing of automobile dealerships in California is principally within the jurisdiction of the California Department of Motor Vehicles. In addition to establishing licensing requirements, California law also regulates aspects of the conduct of our business, including our advertising and sales practices. Other states may have similar requirements.

Lemon Laws

     Our operations are also subject to consumer protection laws known as "Lemon Laws." These laws typically require a manufacturer or dealer to replace a new vehicle or accept it for a full refund within one year after initial purchase if the vehicle does not conform to the manufacturer's express warranties and the dealer or manufacturer, after a reasonable number of attempts, is unable to correct or repair the defect. Federal laws require written disclosures to be provided on new vehicles, including anticipated gas mileage and pricing information.

Import Restrictions

     The imported automobiles we purchase are subject to U.S. customs duties.
In the ordinary course of our business, we may, from time to time, be subject to claims for duties, penalties, liquidated damages, or other charges. Currently, U.S. customs duties are generally assessed at 2.5% of the customs value of the automobiles imported, as classified pursuant to the Harmonized Tariff Schedule of the United States. See "Risk Factors -- Imported product restrictions and foreign trade risk may impair our ability to sell foreign vehicles profitably" on page 19.

Financing Laws

     Our financing activities with customers are subject to federal truth-in-lending, consumer leasing and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales.

Environmental Laws

     Federal, state and local environmental regulations, including regulations governing air and water quality, the clean-up of contaminated property and the storage and disposal of gasoline, oil and other materials, also apply to us and our dealership properties. As with automobile dealerships generally, and service parts and body shop operations in particular, our business involves the use, storage, handling and contracting for recycling or disposal of hazardous or toxic substances or wastes and other environmentally sensitive materials. Our business also involves the past and current operation and/or removal of aboveground and underground storage tanks containing these substances or wastes. Accordingly, we are subject to regulation by federal, state and local authorities which establish health and environmental quality standards, provide for liability related to those standards, and in some circumstances provide penalties for violations of those standards. We are also subject to laws, ordinances and regulations governing remediation of contamination at facilities we operate or to which we send hazardous or toxic substances or wastes for treatment, recycling or disposal.

     We believe that we do not have any material environmental liabilities and that compliance with environmental laws and regulations will not, individually or in the aggregate, have a material adverse effect on our results of operations or financial condition. Further, environmental laws and regulations are complex and subject to frequent change. In addition, in connection with our acquisitions, it is possible that we will assume or become subject to new or unforeseen environmental costs or liabilities, some of which may be material. Compliance with current or amended, or new or more stringent, laws or regulations, stricter interpretations of existing laws or the future discovery of environmental conditions subject us to additional expenditures and these expenditures may be material. See "Risk Factors -- Governmental regulation and environmental regulation compliance costs may have a material adverse effect on our profits" on page 19.

     We believe that we comply in all material respects with the laws affecting our business. Possible penalties for violation of any of these laws include revocation of our licenses and fines. In addition, many laws may give customers a private cause of action.

Facilities

     Our principal executive offices are located at 601 Brannan St., San Francisco, California 94107, and our telephone number is (415) 284-0444. These executive offices are located on the premises occupied by our downtown San Francisco service center.

     Our dealerships are generally located along major U.S. or interstate highways. One of the principal factors we consider in evaluating an acquisition candidate is its location. We prefer to acquire dealerships located along major thoroughfares, primarily interstate highways with ease of access, which can be easily visited by prospective customers.

     We lease over 35 properties that are utilized by our dealership operations, generally under long term leases. There are six leases that will expire by March 31, 2000. We intend to renew only three of these leases and we believe we will be able to renew these leases on acceptable terms, but we may not be able to do so. We do not intend to renew the other three leases that will expire by March 31, 2000 because we intend to relocate these operations. We believe that our facilities are adequate for our current needs. Certain of these leases are with related parties. See "Certain Transactions" on page 75.

     Under the terms of our franchise agreements with manufacturers, we must maintain an appropriate appearance and design of our facilities and we are restricted in our ability to relocate our dealerships. See "Business -- Relationships with Manufacturers" on page 58.

Employees

     As of March 31, 1999, we employed 1,583 people, of whom approximately 166 were employed in executive and managerial positions, 410 were employed in non-managerial sales positions, 781 were employed in non-managerial parts, service and other positions and 226 were employed in administrative support positions.

     We believe that many dealerships in the retail automobile industry have difficulty in attracting and retaining qualified personnel for a number of reasons, including the historical inability of dealerships to provide employees with an equity interest in the profitability of the dealerships. We provide certain executive officers, managers and other employees with stock options and all employees with a stock purchase plan. We believe these types of equity incentives are attractive to our existing and prospective employees. See "Risk Factors -- The loss of key personnel and our limited management and personnel resources could adversely affect our operations and growth" on page 19.

     We believe that our relationship with our employees is good. Approximately 74 of our service technicians are represented by a labor union. Because of our dependence on manufacturers, we may be affected by labor strikes, work slowdowns and walkouts at a manufacturer's manufacturing facilities. See "Risk Factors -- Automobile manufacturers exercise significant control over our operations and we are dependent on them to operate our business" on page 12.

Legal Proceedings and Insurance

     From time to time, we are named in claims involving the manufacture of automobiles, contractual disputes and other matters arising in the ordinary course of our business. Currently, no legal proceedings are pending against or involve us that, we believe, could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

     Automobile dealerships generally require significant levels of insurance covering a broad variety of risks because of their vehicle inventory and the nature of their business. We have an umbrella policy as well as insurance on our real property, comprehensive coverage for our vehicle inventory, general liability insurance, employee dishonesty coverage and errors and omissions insurance in connection with our vehicle sales and financing activities. We believe that the amount of insurance coverage we maintain is typical for our industry.

                                  MANAGEMENT

Executive Officers and Directors

     Our executive officers and directors, and their ages as of the date of this prospectus, are as follows:

                                                                                                        Director or Officer
              Name                     Age                           Position                                  Since
-------------------------------        ---       ------------------------------------------------       --------------------
Thomas A. Price..................       55       Chief Executive Officer, President and Director               1996

Donald V. Strough................       62       Chairman and Director                                         1995

W. Bruce Bercovich...............       48       Secretary and Director                                        1995

Jean-Marc Chapus.................       39       Director                                                      1997

H. Robert Heller.................       59       Director                                                      1999

Charles R. Oglesby...............       52       Chief Operating Officer                                       1998

Debra L. Smithart................       44       Chief Financial and Administrative Officer                    1997

David J. Moeller.................       31       Vice President of Finance                                     1999

     Thomas A. Price has been our Chief Executive Officer, President and a director since September 1996. From March 1976 to June 1997, Mr. Price owned and operated nine vehicle dealerships. Mr. Price has worked in the automobile industry since 1963 in various capacities including marketing and field assignments at Ford Motor Company. Mr. Price is currently a member of the Lexus National Dealer Advisory Board and he is a charter member of the J.D. Power Superdealer Roundtable.

     Donald V. Strough has been our chairman and a director since October 1995. As chairman, Mr. Strough is an executive officer and is responsible for, with Mr. Price, strategic planning and acquisitions. From May 1990 to October 1995, Mr. Strough owned and operated six dealerships with nine franchises. From 1963 to May 1990, Mr. Strough owned and operated the Val Strough Dealership Group, which, upon its sale in 1990, consisted of 12 separate automotive dealerships and 19 new vehicle franchises. Mr. Strough is a former President of the Northern California Chevrolet Dealers Association.

     W. Bruce Bercovich has been our Secretary and a director since October 1995. Mr. Bercovich has been a partner in the California law firm Kay & Merkle since 1977. Mr. Bercovich has extensive experience in the acquisition and sale of automobile dealerships, having been involved in the acquisition or sale of over 100 dealerships.

     Jean-Marc Chapus has been a director since July 1997. Mr. Chapus has served as a Managing Director for Trust Company of the West and President of TCW/Crescent Mezzanine L.L.C., a private investment fund, since March 1995.
From December 1991 to March 1995, Mr. Chapus was a Managing Director of Crescent Capital Corporation. Mr. Chapus serves as a director of Home Asset Management Company and is a trustee of Starwood Hotels & Resorts.

     H. Robert Heller was appointed as a director in January 1999. Mr. Heller has served as a director of Fair, Isaac and Company since 1994, and as its Executive Vice President since 1996. At Fair, Isaac and Company, he is responsible for the corporate services group, including marketing information services, human resources, corporate affairs and real estate. From 1991 to 1993, Mr. Heller was President and Chief Executive Officer of Visa U.S.A. Mr. Heller is a former Governor of the Federal Reserve System, and has had an extensive career in banking, international finance, government service and education.

     Charles R. Oglesby has been our Chief Operating Officer since September 1998. From March 1996 to September 1998, Mr. Oglesby was President of Union City Toyota in Union City, Georgia. From May 1995 to

March 1996, Mr. Oglesby was an independent consultant in the automotive retailing industry. From February 1992 to May 1995, Mr. Oglesby was President and CEO of the Superior Automotive Corporation, which consisted of 14 dealerships in Kansas City, Kansas.

     Debra L. Smithart has been our Chief Financial and Administrative Officer since October 1997. From June 1985 to October 1997, Ms. Smithart was Executive Vice President and Chief Financial Officer of Brinker International, a major restaurant operator and franchisor with over 1,000 locations and annual sales of approximately $1.8 billion.

     David J. Moeller has been our Vice President of Finance since April 1999. From February 1998 to April 1999, Mr. Moeller was our Director of Corporate Finance. From July 1997 to February 1998, Mr. Moeller was a manager in the mergers and acquisitions department of KPMG, LLP. From June 1993 to July 1997, Mr. Moeller held various positions in the audit department of KPMG, LLP.

Key Personnel

     Steven S. Hallock has been a Regional Vice President since April 1999. Mr. Hallock oversees our dealerships in Alameda, Contra Costa and Santa Clara counties in the San Francisco/San Jose metropolitan areas. From October 1998 to April 1999, Mr. Hallock was a Regional General Manager. From March 1997 to October 1998, Mr. Hallock was our Chief Operating Officer. Prior to March 1997 Mr. Hallock was Chief Executive Officer of the HG Dealership Group for 15 years, which consisted of five dealerships in Concord, California.

     James D. Evans has been a Regional Vice President since April 1999. Mr. Evans oversees our dealerships in Marin, San Francisco and northern San Mateo counties. From October 1997 to April 1999, Mr. Evans was a Regional General Manager. From October 1994 to September 1997, Mr. Evans was Director of Operations for United Auto Group in Danbury, Connecticut. Mr. Evans has over 12 years of experience in various capacities with vehicle dealerships.

     John M. Driebe has been a Regional General Manager since July 1997. From August 1989 to June 1997, Mr. Driebe was the general manager and vice president of Lexus of Serramonte. Mr. Driebe has over 18 years of experience in sales and management of vehicle dealerships.

     Jerald L. Patterson, Jr. has been a Regional General Manager since
February 1997. He oversees our San Diego area dealerships. From September 1995 to January 1996, Mr. Patterson was a general manager with Bankston Lincoln Mercury in Dallas, Texas. From February 1988 to August 1995, Mr. Patterson was a general manager with Superior Automotive Corporation in Kansas City, Kansas.

     Stephan R. Jones has been a Regional General Manager since April 1998. He is responsible for our Los Angeles area dealerships. From January 1998 to March 1998, Mr. Jones was general manager of Beverly Hills BMW. From October 1992 to December 1997, Mr. Jones was a general sales manager with Rusnak/Westlake in Westlake Village, California.

Board of Directors

     Our board currently consists of five members and upon completion of this offering will be divided into three classes. Mr. Bercovich will be a Class I director, Messrs. Heller and Chapus will be Class II directors and Messrs. Price and Strough will be Class III directors. Class I directors serve until the annual meeting of stockholders to be held in 1999, Class II directors serve until the annual meeting to be held in 2000 and Class III directors serve until the annual meeting to be held in 2001. We intend to elect two new independent directors after the completion of this offering.

Board Committees

     Our board has two standing committees: an audit committee and a compensation committee. The audit committee consists of Messrs. Bercovich, Chapus and Heller. The compensation committee consists of Messrs. Bercovich, Chapus and Heller. Set forth below is a summary of the principal functions of
each committee.   Following this offering, we intend to appoint our two new
independent directors to the audit committee and the compensation committee.

Audit Committee

     The audit committee recommends the appointment of our independent auditors, determines the scope of the annual audit to be made, reviews the conclusions of the auditors and reports the findings and recommendations thereof to the board, reviews our auditors, the adequacy of our system of internal control and procedures and the role of management in connection therewith, reviews transactions between us and its officers, directors and principal stockholders, and performs other functions and exercises such other powers as the board from time to time may determine.

Compensation Committee

     The compensation committee administers some of our compensation and employee benefit plans, annually reviews and determines executive officer compensation, including annual salaries, bonus performance goals, bonus plan allocations, stock option grants and other benefits, direct and indirect, of all our executive officers and other senior officers. The compensation committee administers our 1997 stock option plan and our 1999 employee stock purchase plan, makes recommendations for individual stock option grants to the full board under the plans it administers, and periodically reviews our executive compensation programs. The policy of the compensation committee's program for executive officers is to link pay to business strategy and performance to attract, retain and reward key executives while also providing performance incentives and awarding equity-based compensation to align the long-term interests of executive officers with those of our stockholders.

Director Compensation

     Directors do not receive any cash compensation for their services as members of the board of directors, although they are reimbursed for their reasonable expenses. We expect to offer to non-employee directors stock options for their service on our board.

Compensation Committee Interlocks and Insider Participation

     None of our executive officers has served as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of the board of directors. Mr. Price, our President, Chief Executive Officer and a director, participated in deliberations concerning executive compensation.

Employment Contracts and Change of Control Arrangements

     In July 1997, we entered into an employment agreement with Mr. Price under which he is employed as our President and Chief Executive Officer through July 1, 2002, which term may be extended upon the mutual agreement of the parties. Mr. Price receives a base annual salary of $508,800 and an annual performance bonus of up to 50% of his base salary. Mr. Price also receives all standard benefits provided to executive management. The salary, bonus and benefits are guaranteed unless he is terminated for cause, voluntarily terminates his employment, dies or becomes disabled.

     In July 1997, we entered into an employment agreement with Mr. Strough under which he is employed as our Chairman through July 1, 2002, which term may be extended upon the mutual agreement of the parties. Mr. Strough receives a base annual salary of $424,000 and an annual performance bonus of up to 50% of his base salary. Mr. Strough also receives all standard benefits provided to executive management. The salary, bonus and benefits are guaranteed unless he is terminated for cause, voluntarily terminates his employment, dies or becomes disabled.

     In March 1997, we entered into an at-will employment agreement with Steven
S. Hallock. In October 1998, Mr. Hallock became a regional vice president, and his employment agreement was amended to reflect his change in position. Mr. Hallock receives a base annual salary of $300,000 and an annual performance bonus. Mr. Hallock also receives all standard benefits provided to senior management. Mr. Hallock was granted options to purchase 280,000 shares of common stock at a price of $0.92 per share under our 1997 stock option plan. These options vest monthly from the date of grant over a 60 month period. If Mr. Hallock terminates his employment agreement for good reason following a change of control, his options will vest immediately. In addition, Mr. Hallock received fully vested options to acquire up to 100,000 shares of common stock upon our acquisition of the Concord Toyota dealership. The exercise price of these options is $2.00. If Mr. Hallock terminates his employment for good reason following a change of control or is terminated by us other than for cause, he is entitled to receive continued salary payments for a period of one year plus an amount equal to the average of his previous performance bonuses and his remaining unvested options will vest immediately. This amount will be paid in twelve equal monthly installments.

     In March 1999, we entered into an at-will employment agreement with Ms. Smithart. Ms. Smithart receives a base annual salary of $300,000, and an annual performance bonus of up to 50% of her base salary. Ms. Smithart is entitled to all standard benefits provided to executive management. Ms. Smithart was granted options to purchase 200,000 shares of common stock at a price of $4.00 per share under our 1997 Stock Option Plan. These options vest monthly from the date of grant over a 48 month period. If Ms. Smithart terminates her employment agreement for good reason following a change of control, her options will vest immediately, and she is entitled to receive continued salary payments for a period of one year plus an amount equal to the average of her previous performance bonuses. If Ms. Smithart is terminated for cause, she will not be entitled to any compensation or benefits other than those already earned. If terminated for other than cause, Ms. Smithart is entitled to receive continued salary payments for a period of one year and an amount equal to the average of her previous performance bonuses.

     In March 1999, we entered into an at-will employment agreement with Charles
R. Oglesby. Mr. Oglesby receives a base annual salary of $425,000, and an annual performance bonus of up to 60% of his base salary. Mr. Oglesby is entitled to all standard benefits provided to executive management. Mr. Oglesby was granted options to purchase 300,000 shares of common stock at a price of $4.00 per share under our 1997 Stock Option Plan. These options vest monthly from the date of grant over a 60 month period. If Mr. Oglesby terminates his employment agreement for good reason following a change of control, his options will vest immediately, and he is entitled to receive continued salary payments for a period of one year plus an amount equal to the average of his previous performance bonuses. If Mr. Oglesby is terminated for cause, he will not be entitled to any compensation or benefits other than those already earned. If terminated for other than cause, Mr. Oglesby is entitled to receive continued salary payments for a period of one year and an amount equal to the average of his previous performance bonuses.

Executive Compensation

     The following table sets forth information concerning the compensation paid by us during the fiscal years ended December 31, 1997 and December 31, 1998 to our Chief Executive Officer and our four other most highly paid executive officers.

                          Summary Compensation Table

                                                                                                                  Long Term
                                                                                                                 Compensation
                                                                       Annual Compensation                          Awards
                                                           --------------------------------------------      ---------------------
                 Name and                                                                Other Annual        Securities Underlying
            Principal Position                   Year      Salary         Bonus          Compensation(a)             Options
            ------------------                   ----      ------         -----          ---------------     -----------------------

Thomas A. Price
President and Chief Executive Officer......       1998      $508,800       $127,200(c)        $14,400                       --
                                                  1997       470,500(b)          --             9,885                       --
Donald V. Strough
Chairman...................................       1998       424,000        106,000(c)          7,200                       --
                                                  1997       108,000             --                --                       --
Charles R. Oglesby
Chief Operating Officer....................       1998(d)    141,667         85,000(e)         47,301                  306,667

Debra L. Smithart
Chief Financial and Administrative Officer.       1998       300,000        142,500(c)         17,072                       --
                                                  1997        50,000         18,750(f)          1,100                  200,000
Steven S. Hallock
Regional Vice President....................       1998       389,000        275,000(c)          8,900                  100,000
                                                  1997       333,000        620,000(g)          5,000                  280,000
David J. Moeller
Vice President of Finance..................       1998       105,000         57,300(c)             --                   25,000

--------------------------------
(a)  Consists of car allowances and relocation amounts.

(b) Includes $230,500 paid to Mr. Price prior to the acquisition of the former Tom Price dealerships.

(c)  Consists of accrued bonus payments unpaid as of December 31, 1998.

(d) Mr. Oglesby joined us in September 1998 replacing Mr. Hallock as our Chief Operating Officer.

(e) Consists of $85,000 of an accrued guaranteed bonus payment unpaid as of December 31, 1998.

(f)  Consists of $18,750 of an accrued guaranteed bonus payments paid in 1998.

(g) Includes a one-time sign-on bonus of $500,000 and an accrued guaranteed bonus payment paid in 1998.

     The following table provides information regarding stock option grants made during 1998 to the persons named in the Summary Compensation Table:

                            Option Grants in 1998*

                                         % of Total Options
                                             Granted to                                             Value at Assumed Annual Rates
                        Options Granted     Employees in        Exercise Price                      of Stock Price Appreciation for
        Name              (Shares)(a)       Fiscal Year(b)      per Share(a)     Expiration Date(c)          Option Term(d)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        5%             10%
                                                                                                     ------------------------------
Charles R. Oglesby       306,667(e)             60.4                 $4.00              9/1/08           (f)            $364,162
Steven S. Hallock        100,000(g)             19.7                  2.00             10/1/08         $125,779          318,748
David J. Moeller          25,000(e)              4.9                  4.00              2/9/08           (f)              16,718

__________________

(*) No stock appreciation rights were granted to executive officers for the fiscal year ended December 31, 1998.

(a) All options granted in 1998 were granted under our 1997 Stock Option Plan. Under the 1997 option plan, the board of directors retains discretion to modify the terms, including the price, of outstanding options. See also "Executive Compensation Employment Contracts and Change of Control Arrangements" on page 68.

(b) We granted options to purchase 508,000 shares of common stock for the fiscal year ended December 31, 1998.

(c) Options may terminate before their expiration date upon the termination of optionee's status as an employee or upon the optionee's death or disability.

(d) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are mandated by rules of the SEC and do not represent our estimate or projection of the future common stock price. This table does not take into account any appreciation in the price of the common stock to date.

(e)  The options vest ratably over 60 months from the date of grant.

(f) The exercise price of the options exceeded the fair market value of the common stock on the date of issuance. At the assumed appreciation rate of 5%, there is no potential positive realizable value of the options.

(g)  These options are fully vested.

     The persons named in the following table did not exercise options during 1998. The following table provides information concerning the value of unexercised options held as of December 31, 1998, by the executive officers named in the Summary Compensation Table above:

                          1998 Year-End Option Values

                                  Number of Securities Underlying         Value of Unexercised In-The-Money Options
                                  Unexercised Options at 12/31/98                     at 12/31/98($)
                                  ---------------------------------------------------------------------------------

                   Name           Exercisable         Unexercisable       Exercisable         Unexercisable
-------------------------------------------------------------------------------------------------------------------
Charles R. Oglesby                    20,444              286,223            (a)                   (a)

Steven S. Hallock                    184,000              196,000          $149,600             $274,400

Debra L. Smithart                     46,667              153,333            (a)                   (a)

David J. Moeller                          --               25,000            (a)                   (a)

-----------------------
(a) These options have no positive realizable value based on a fair market value as determined by the board of directors of $2.32 per share, as of December 31, 1998, minus an exercise price of $4.00 per share.

1997 Stock Option Plan

     Our 1997 Stock Option Plan was adopted by the board of directors on July 10, 1997 and subsequently approved by the stockholders. The 1997 option plan provides for the grant of incentive stock options to employees, within the meaning of Section 422 of the Internal Revenue Code, and for the grant of nonstatutory stock options to employees, non-employee directors and consultants.

     In April 1999, the amount of shares reserved for issuance under the 1997 option plan was increased to 3,000,000. As of March 31, 1999, no options were exercised, options to purchase of a total of 1,447,847 shares at a weighted average exercise price of $2.78 per share were outstanding, and 1,552,153 shares were available for future option grants.

     The 1997 option plan is administered by compensation committee of the board of directors. Subject to the provisions of the 1997 option plan, the compensation committee has the authority to select the persons to whom options are granted and determine the terms of each option, including:

     .    the number of shares of common stock covered by the option;

     .    when the option becomes exercisable;

     . the per share option exercise price, which, in the case of incentive stock options, must be at least 100% of the fair market value of a share of common stock as of the date of grant, in the case of options granted to persons who own 10% or more of our total combined voting power (of our parent or subsidiary) must be at least 110% of the fair market value of a share of common stock as of the date of grant, and, in the case of nonstatutory stock options, must be at least 85% of the fair market value of a share of common stock as of the date of grant; and

     . the duration of the option (which may not exceed ten years, or five years for incentive stock options granted to 10% shareholders).

     Generally, options granted under the 1997 option plan vest over four years, and are non-transferable other than by will or the laws of descent and distribution. In the event of some types of changes in control, the acquiring or successor corporation may assume or substitute for options outstanding under the 1997 option plan, or these options shall terminate. Options granted to our officers provide for partial acceleration upon a change in control.

1999 Employee Stock Purchase Plan

     On April 7, 1999, the board of directors adopted our 1999 Employee Stock
Purchase Plan.  A total of                shares of common stock have been
reserved for issuance under the purchase plan, none of which have been issued as of the effective date of this offering. In addition, the purchase plan
authorizes an annual increase of               in the number of shares of common
stock issuable under the plan, beginning January 1, 2000. The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is administered by the compensation committee of our board of directors. Our employees, including our officers and directors who are also employees, are eligible to participate in the purchase plan if these persons are customarily employed for more than a specific number of hours per week and more than five months per year. The purchase plan will be implemented by consecutive offering periods generally six months in duration. The first offering period under the purchase plan will commence on the effective date of this offering. Shares will be purchased on the last day of each offering period. The board of directors may change the dates or duration of one or more offering periods, but no offering period may exceed 27 months. The purchase plan permits eligible employees to purchase common stock through payroll deductions at a price no less than 85% of the lower of the fair market value of the common stock on the first day of the offering period or the purchase date. Participants generally may not purchase more than a specified number of shares on any purchase date or stock having a value, measured at the beginning of the offering period, greater than $25,000 in any calendar year. In the event of a change in control, the board of directors may accelerate the purchase date of the then current purchase period(s) to a date prior to the change in control, or the acquiring corporation may assume or replace the outstanding purchase rights under the purchase plan.

401(k) Plan

     We provide a tax-qualified employee savings and retirement 401(k) plan which covers our eligible employees. Under our 401(k) plan, employees may elect to reduce their current annual compensation up to the lesser of 15% or the statutorily prescribed limit ($10,000 in calendar year(s) 1998 and 1999), and have the amount of those reductions ("elective deferrals") contributed to the 401(k) plan. The 401(k) plan provides for discretionary matching contributions by us to those who do not receive a discretionary profit sharing contribution in an amount not to exceed 25% of each participant's first $2,400 of elective deferrals. The 401(k) plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code, so that contributions by employees or by us to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions will be deductible by us when made. The trustee of the 401(k) plan invests the assets of the 401(k) plan in the various investment options as directed by the participants.

Limitation of Liability and Indemnification

     Under the Delaware General Corporation Law, we have adopted provisions in our Amended and Restated Certificate of Incorporation which eliminate the personal liability of our directors for a breach of fiduciary duty as a director, except for liability:

     . for any breach of the director's duty of loyalty to us or our stockholders;

     . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     . under Section 174 of the Delaware General Corporation Law regarding unlawful stock repurchase and dividend payment; or

     . for any transaction from which the director derived an improper personal benefit.

     Our charter also allows us to indemnify our officers, directors and other agents to the full extent permitted by Delaware law. We intend to enter into indemnification agreements with each of our directors and officers which will give them additional contractual reassurances regarding the scope of indemnification and which may provide additional procedural protection. The indemnification agreements may require actions including:

     . indemnifying officers and directors against liabilities that may arise because of their status as officers or directors;

     . advancing expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to very limited exceptions; or

     .    obtaining directors' and officers' insurance.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees where indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                             CERTAIN TRANSACTIONS

     The following are descriptions of various transactions we have entered into with our officers or directors. We did not obtain appraisals or other opinions from independent parties in connection with these transactions. We believe that these transactions have been entered into at fair market value, on terms similar to those that we would be able to obtain from unrelated third parties.

Organization

     Thomas A. Price, our President, Chief Executive Officer and a director, transferred to us his holdings in the Tom Price dealership group on July 11, 1997. Mr. Price received 3,991,600 shares of our Class A Common Stock and $4.4 million.

     T. Al Babbington, our Vice President of Marketing and Strategic Planning, sold his interest in the former Tom Price dealerships to us on July 11, 1997. Mr. Babbington received 626,000 shares of our Class A Common Stock and $165,000.

     Fred Cziska, our Vice President of Parts, Service and Purchasing, sold his interest in the former Tom Price dealerships to us on July 11, 1997. Mr. Cziska received 704,400 shares of our Class A Common Stock and $675,000.

     Donald V. Strough, our Chairman, sold his interest in a Honda dealership located in Concord, California to us on July 11, 1997. Mr. Strough received 1,330,000 shares of our Class A Common Stock. In connection with this transaction, we recorded a receivable from Mr. Strough in the amount of $470,000, which was subsequently repaid.

     Steven S. Hallock, our Regional Vice President for the San Francisco East Bay region, sold his interest in a Nissan dealership located in Concord, California to us on July 11, 1997. Mr. Hallock received $2.9 million.

     On April 23, 1997, we sold 457,000 shares of our Class A Common Stock to the Price Trust u/t/d 10/5/88 for $457, or $0.001 per share. Mr. Price is a trustee of this trust.

     On March 31, 1997, we sold 200,000 shares of our Class A Common Stock to our Regional Vice President Steven S. Hallock for $200, or $0.001 per share.

     The Tom Price dealership group was compensated for certain services provided to us prior to the initial combination of our dealerships. We paid approximately $800,000 for these services performed during fiscal 1997. Mr. Price was President of the Tom Price dealership group.

Leases

     In 1997, Rosewood Village Associates, a partnership in which Donald V. Strough serves as general partner and holds an 85% equity interest, acquired from a third party, certain real property which is leased to us. In addition, Rosewood Village Associates acquired approximately $0.8 million of certain leasehold improvements from us. Rosewood Village Associates leases this property, the leasehold improvements, and one other dealership property to us. Annual obligations on these leases totaled approximately $900,000 in 1998.

     In 1997, we leased one dealership property and one dealership service repair property under agreements from the Price Trust. In 1998, we leased an additional dealership property under an agreement with the Price Trust. In 1998, annual obligations on these leases totaled approximately $2,532,000. Mr. Price and his spouse are the sole beneficiaries of the Price Trust.

     We lease one dealership property from Bay Automotive Properties LLC.
Annual obligations on this lease totaled approximately $576,000 in 1998.  Thomas
A. Price and Donald V. Strough are both members of Bay Automotive, with equal interests.

     We lease two dealership properties from the Strough Revocable Trust of 1983. In 1998, annual obligations on these leases totaled approximately $638,000. Mr. Strough and his spouse are co-trustees of this trust.

     The Price Trust owns the real property at 601 Brannan Street, San Francisco, California, where our executive offices and downtown San Francisco service and repair center are located. We have made leasehold improvements with an approximate value of $2,400,000 to this property. These leasehold improvements were sold to Mr. Price for a sale price equal to our cost, then leased back to us through a ground lease. Mr. Price and his spouse are the sole beneficiaries of the Price Trust. Annual obligations on this lease totaled $540,000 in 1998.

Other Related Party Transactions

     W. Bruce Bercovich, our Secretary and a director, is a partner in the San Francisco, California law firm of Kay & Merkle. Kay & Merkle received approximately $360,000 from us as compensation for legal services performed during fiscal 1998, and approximately $360,000 for 1997.

     In June 1998, Donald V. Strough loaned us $4,000,000 to assist in the financing of the acquisition of our Burgess Honda dealership. We pay Mr. Strough interest determined at prime plus 62.5 basis points, or 8.375% as of December 31, 1998 on this amount in accordance with the terms of a letter agreement between Mr. Strough and us. In connection with Mr. Strough's loan to us, he was paid a one-time loan origination fee of $120,000. We intend to use part of the proceeds of this offering to repay this loan in full.

     In March 1999, Thomas A Price loaned us $1,000,000 to assist in the financing of the acquisition of our Ritchey Fipp Chevrolet dealership. We pay Mr. Price interest at a rate equal to our senior credit facilities. We intend to use part of the proceeds of this offering to repay this loan in full.

Charter Provisions

     Upon consummation of this offering, our charter will require that transactions between us and our affiliates must be no less favorable to us than would be an identical arm's-length transaction with an unrelated third party. In addition, we may not enter into transactions with our affiliates involving aggregate payments in excess of $500,000 unless (1) the transaction has been approved by a majority of the members of our board of directors and a majority of our independent directors, or (2) we have received an opinion as to the financial fairness of the transaction from an investment banking or appraisal firm of national standing.

                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth, immediately before this offering and immediately after this offering, the ownership of our voting stock, including optioned shares, assuming the conversion of all of the outstanding shares of our common stock by:

     .    each of our directors;

     .    each of our executive officers, including our chief executive officer;

     .    all of our directors and executive officers as a group;

     . each stockholder who is known to us to beneficially own five percent or more of our outstanding voting stock; and

     .    other stockholders.


                                        Before Offering                                    After Offering
                                  --------------------------                        -----------------------------
                                   Number of
                                  Shares of                          Number of      Number of Shares
                                  Common Stock                        Shares        of Common Stock
 Beneficial Owner(a)                 Owned       Percent(b)           Offered            Owned          Percent
--------------------              ------------   -----------         ----------     -----------------   ---------
Directors and Executive
Officers

W. Bruce Bercovich(c)               1,005,000          6.7%

Jean-Marc Chapus(d)                 3,532,000         23.5%

Thomas A. Price(e)                  5,722,681         38.0%

Donald V. Strough(f)                1,455,000          9.7%

Charles R. Oglesby(g)                  40,889            *

Debra Smithart(h)                      75,000            *

David J. Moeller(i)                     6,250            *

Executive officers and directors   11,836,820         78.7%
 as a group (seven persons)(j)

Other 5% Stockholders

T. Al Babbington(k)                   745,847          5.0%

Fred Cziska(l)                        837,057          5.6%

The TCW Group, Inc.(d)              3,532,000         23.5%

Other Stockholders

Douglas Y. Bech                       130,000            *

Ralph McBride                          15,000            *

Thomas R. Powers                      130,000            *

Jack R. Tompkins                       90,000            *

Brian Tucker                           50,000            *

Bert Wollen                           175,000          1.2%

----------------------
*    Less than 1%.

(a) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

(b) The percentages listed were calculated on the basis of 15,046,044 shares outstanding. Shares of common stock underlying options exercisable within 60 days of May 31, 1999 are deemed to be outstanding for purposes of calculating the beneficial ownership of the holders of options or shares of common stock.

(c) Includes 590,000 shares of common stock held by Embarcadero Automotive, LLC, 290,000 shares held by BB Investments, and 125,000 shares held by Geary Plaza Irrevocable Trust. Mr. Bercovich may be deemed to be a beneficial owner of these shares because he is a managing member of Embarcadero Automotive, LLC, a general partner of BB Investments, and a trustee of Geary Plaza Irrevocable Trust. Mr. Bercovich disclaims beneficial ownership of all shares held by Geary Plaza Irrevocable Trust. Alexandra Strough, daughter of Chairman Donald V. Strough, is the sole beneficiary of Geary Plaza Irrevocable Trust.

(d) Number of shares which may be deemed beneficially owned includes shares held by various trusts and investment partnerships related to or managed by affiliates of the TCW Group, Inc., of which Mr. Chapus is a managing director. Mr. Chapus disclaims beneficial ownership of all shares held by these trusts and investment partnerships. The address of The TCW Group, Inc. is 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 94025.

(e) Includes 5,722,681 shares of common stock held by the Price Trust. Mr. Price may be deemed to be a beneficial owner of these shares because he is a trustee of this trust.

(f) Includes 1,455,000 shares owned by the Strough Revocable Trust of 1983, as amended. Mr. Strough and his wife are co-trustees of this trust.

(g) Includes 40,889 shares which may be acquired by exercising options on or before May 31, 1999.

(h) Includes 75,000 shares which may be acquired by exercising options on or before May 31, 1999.

(i) Includes 6,250 shares which may be acquired by exercising options on or before May 31, 1999.

(j) See footnotes (c) through (i). Includes 122,139 shares which may be acquired by exercising options on or before May 31, 1999.

(k) Mr. Babbington is our vice president of marketing and strategic planning. Includes 18,333 shares which may be acquired by exercising options on or before May 31, 1999.

(l) Mr. Cziska is our vice president of parts, service and purchasing. Includes 18,333 shares which may be acquired by exercising options on or before May 31, 1999.

                         DESCRIPTION OF CAPITAL STOCK

     Upon completion of this offering and our application of the proceeds, our capital stock will consist of shares of common stock and no shares of preferred stock. We assume that the underwriters' over-allotment option will not be exercised. The following summary of certain provisions of the common stock and the preferred stock does not purport to be complete and is subject to, and qualified in its entirety by our charter and bylaws and by applicable law.

Common Stock

     After completion of this offering, we will have authorized million shares of common stock with a par value of $0.00001 per share.

     Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock will be entitled to the following:

Dividends

     Holders of common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as the board of directors from time to time may determine.

Voting

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not authorized by our charter, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Preemptive Rights, Conversion and Redemption

     The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Liquidation, Dissolution and Winding-up

     Upon our liquidation, dissolution or winding-up, the holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock.

     We are prohibited from paying dividends on our common stock so long as any shares of Cumulative Redeemable Preferred Stock, or CRPS, are outstanding. Under certain circumstances we are prohibited from paying dividends on our common stock under the terms of our financing agreements.

Preferred Stock

     Upon completion of this offering, we will be authorized to issue up to shares of preferred stock with par value of $0.00001 per share. Our board of directors is authorized, without action by the stockholders, to designate and issue preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

     The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, under some circumstances, have the effect of delaying, deferring or preventing a change in control.

     On July 11, 1997, we issued 3,500 shares of CRPS, due June 30, 2005, and 500 shares of Redeemable Preferred Stock, or RPS, due June 30, 2005. As of December 31, 1998, 3,500 CRPS and 500 RPS were issued and outstanding. We intend to use part of the proceeds of this offering to redeem all outstanding shares of CRPS and RPS.

Stock Options

     We approved the 1997 Stock Option Plan under which an aggregate of 3,000,000 shares of common stock are currently reserved for issuance to our employees, non-employee directors and consultants. The 1997 option plan permits awards are either incentive or nonstatutory stock options. The exercise price of the options, in the case of incentive stock options, must be at least 100% of the fair market value of a share of common stock as of the date of grant. The exercise price of options granted to 10% shareholders must be at least 110% of the fair market value of a share of common stock as of the date of grant. The exercise price of nonstatutory stock options must be at least 85% of the fair market value of a share of common stock as of the date of grant. As of December 31, 1998, we granted options to employees covering an aggregate of 1,449,767 shares of common stock. The options vest over a five year period, and expire if unexercised ten years from the date of grant.

     During 1998, we granted options to purchase 408,000 shares of common stock at an exercise price of $4.00 per share and 100,000 shares of common stock at an exercise price of $2.00 per share. The fair value of each option grant in 1998 was estimated based on the date of grant using the Black-Scholes option valuation model with expected volatility of 50%, risk-free interest of 4.75%, and an expected option life of 5.0 years.

     Under the option agreements, each option holder has agreed not to sell, contract to sell, or otherwise dispose of any of the shares of common stock issuable upon exercise of outstanding options or enter into any agreement that transfers in whole or in part the economic consequence of the ownership of the common stock without our consent for a period of 180 days after the date of this prospectus. We have agreed not to consent without Merrill Lynch's approval.

Warrants

     In 1997 and 1998 we issued warrants to acquire 371,700 shares of common stock. Of these, warrants to acquire 331,700 shares are exercisable at $0.92 per share and warrants to acquire 40,000 shares are exercisable at $2.00 per share. Our warrants are exercisable until either five or ten years from the date of issuance. Holders of warrants to acquire 351,700 shares have entered into lock-up agreements under which they have agreed not to sell, contract to sell, or otherwise dispose of any of their shares of common stock or enter into any agreement that transfers in whole or in part the economic consequences of the ownership of the common stock without the consent of Merrill Lynch for a period of 180 days after the date of this prospectus.

Registration Rights of Certain Holders

     Following this offering, holders of approximately 14,648,119 shares of our common stock are entitled to require us to register their shares for sale in the public market. According to the agreements in which we granted these registration rights, and subject to limitations in each of the agreements, one holder may require us to register its shares on up to three separate occasions. These registrations must be at least 12 months apart, and must offer at least $5.0 million of the holder's and its affiliates' securities in each registration.

Delaware Law, Charter, By-law and Certain Franchise Agreement Provisions

     Certain provisions of Delaware Law and of our charter and by-laws, summarized in the following paragraphs, may be considered to have an antitakeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

Delaware Antitakeover Law

     We are subject to the provisions of Delaware law, including Section 203.
In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder unless: (a) prior to such date, the board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (b) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock; or (c) subsequent to such date, the business combination is approved by both the board and by holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, we have not to date made this election.

Classified Board of Directors

     Upon completion of this offering, our by-laws will provide for the board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. Classification of the board of directors expands the time required to change the composition of a majority of directors and may tend to discourage a takeover bid for us. Moreover, under Delaware law, in the case of a corporation having a classified board of directors, the stockholders may remove a director only for cause. This provision, when coupled with the provision of the by-laws authorizing only the board of directors to fill vacant directorships, will preclude our stockholders from removing incumbent directors without cause and simultaneously gaining control of the board of directors by filing the vacancies with their own nominees. See "Management" on page 66.

Special Meetings of Stockholders

     Upon completion of this offering, our by-laws will provide that special meetings of stockholders may be called only by the chairman or by the secretary or any assistant secretary at the request in writing of a majority of our board of directors. The by-laws will also provide that no action required to be taken or that may be taken at any annual or special meeting of stockholders may be taken without a meeting; the powers of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied. These provisions may make it more difficult for stockholders to take action opposed by the board of directors.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock. We began filing periodic reports under the Exchange Act beginning with the filing of our Annual Report on Form 10-K for the year ended December 31, 1997. We were obligated to begin making these filings when we exceeded 300 registered holders of our common stock and had at least $10 million in assets as of December 31, 1997.

     Upon completion of this offering, we will have outstanding shares of common stock, assuming the issuance of
shares of common stock in this offering and no exercise of options after March
31, 1999.  Of these shares, the                  shares sold in this offering
will be freely transferable and may be resold without restriction or further registration under the Securities Act. However, if shares are purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act, sales of shares by those affiliates would be subject to limitations and restrictions described below.

     In addition, the following shares of common stock may be issued by us or become available for public sale:

          Number of Shares of
             Common Stock              Manner of Holding and/or Issuance
                                       ---------------------------------
           14,879,934/(a)/             Sold by us in reliance on exemptions from the
                                       registration requirements of the Securities Act.
              166,110                  Freely tradable.
              371,700/(b)/             Issuable upon exercise of outstanding warrants.
              100,000/(c)/             Issuable upon conversion of outstanding convertible
                                       promissory notes.
            1,447,847/(d)/             Issuable upon exercise of options granted under our
                                       1997 option plan.  All of these shares are registered
                                       for sale under the Securities Act.

-------------------------------
(a) All of these shares are "restricted securities" as defined in Rule 144 under the Securities Act and may be resold in compliance with Rule 144. Holders of 14,648,119 of these shares have registration rights. Of these
     shares,              are subject to lock-up agreements described below.

(b) Of the 371,700 shares issuable upon exercise of these warrants, 351,700 shares are subject to lock-up agreements described below.

(c) The shares issuable upon conversion of the convertible notes will be "restricted securities" as defined in Rule 144 under the Securities Act and may be resold in compliance with Rule 144.

(d) Shares issuable upon exercise of options granted under the 1997 option plan will be subject to restrictions set forth in individual stock option agreements which prevent the sale of these shares without our consent for a period from the date the registration statement of which this prospectus is a part was originally filed with the SEC to the date which is 180 days after the date of this prospectus. We have agreed with Merrill Lynch not to waive these restrictions without their consent. An additional 1,552,153 shares are available for grant under the stock option plan.

Rule 144

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year may, under certain circumstances, resell within any three-month period, such number of shares as does not exceed the greater of one percent of the then-outstanding shares of common stock or the average weekly trading volume of common stock during the four calendar weeks prior to such resale. Rule 144 also permits, under certain circumstances, the resale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of ours. In addition, holding periods of successive non-affiliate owners are aggregated for purposes of determining compliance with these one- and two-year holding period requirements.

     The availability of shares for sale or actual sales under Rule 144 or pursuant to registration rights and the perception that such shares may be sold may have a material adverse effect on the market price of the common stock. Sales under Rule 144 or pursuant to registration rights also could impair our ability to market additional equity securities.

     Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

Rule 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Lock-Up Agreements

     Holders of 14,946,619 shares of common stock that are outstanding or issuable upon the exercise of outstanding warrants, including our officers and directors, have agreed not to, among other things, sell, contract to sell, or otherwise dispose of any of their shares of common stock without the consent of Merrill Lynch from the date the registration statement of which this prospectus is a part was originally filed with the SEC to the date which is 180 days after the date of this prospectus. See "Underwriting - No Sales of Similar Securities" on page 85. In addition, we have agreed not to grant waivers to the lock-up contained in the stock option agreements without the prior written consent of Merrill Lynch.

                                  UNDERWRITING

General

     We intend to offer our common stock in the United States and Canada through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and BancBoston Robertson Stephens, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among our company, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from our company and the selling stockholders, the number of shares of common stock set forth opposite its name below.


                                                                     Number of
               Underwriter                                             Shares
               -----------                                           ----------
     Merrill Lynch, Pierce, Fenner & Smith
               Incorporated..................................
     Donaldson, Lufkin & Jenrette Securities Corporation.....
     BancBoston Robertson Stephens, Inc......................
                                                                     ----------
               Total.........................................
                                                                     ==========

     In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth in that agreement, to purchase all of the shares of common stock being sold under the terms of such agreement if any of the shares of common stock being sold under the terms of that agreement are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We and the selling stockholders have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

Commissions and Discounts

     The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in excess
of $        per share of common stock.  The underwriters may allow, and such
dealers may reallow, a discount not in excess of $        per share of common
stock to certain other dealers. After the initial public offering, the public offering price, concession and discount may change.

     The following table shows the per share and total public offering price, underwriting discount to be paid by us and the selling stockholders to the underwriters and the proceeds before expenses to us and the selling stockholders. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                                                     Without Over-         With Over-
                                                                                     Allotment             Allotment
                                                               Per Share              Option                Option
                                                               ---------             ------------          ----------
Public offering price.......................................       $                     $                     $
Underwriting discount.......................................       $                     $                     $
Proceeds, before expenses, to FirstAmerica Automotive.......       $                     $                     $
Proceeds, before expenses, to the selling stockholders.....       $                     $                     $


     The expenses of this offering, exclusive of the underwriting discount, are
estimated at $      and are payable by us.

Over-Allotment Option

     We granted an option to the underwriters, exercisable for 30 days after the
date of this prospectus, to purchase up to an aggregate of           additional
shares of our common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

Reserved Shares

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered hereby to be sold to some of our directors, officers, employees, distributors, dealers, business associates and related persons. The number of shares of our common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

     We and our executive officers and directors and all of the selling stockholders and holders of _____ additional shares and warrants have agreed, with certain exceptions, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period (1) from the date the registration statement is initially filed with the SEC for existing stockholders and (2) from the date of the prospectus for the other persons, in each case to the date 180 days after the date of this prospectus, not to directly or indirectly:

     . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file, our cause or request to be filed, a registration statement under the Securities Act relating to any shares of our common stock or

     . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

New York Stock Exchange Listing

     We intend to file an application to list our common stock on the NYSE under the symbol "FAA." In order to meet the requirements for listing of our common stock on that exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives and the lead managers. The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, are the valuation multiples of publicly traded companies that the representatives and the lead managers believe to be comparable to us, certain of our financial information, the history of, and the prospects for, our company and the industry in which we compete, and an assessment of our management, its past and present operations, the prospects for, and timing of, future revenues of our company, the present state of our development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to this offering at or above the initial public offering price.

     The underwriters do not expect sales of the common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered in this offering.

Price Stabilization, Short Positions and Penalty Bids

     Until the distribution of our common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

     If the underwriters create a short position in our common stock in connection with this offering, i.e., if they sell more shares of our common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing our common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

     Neither our company nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither our company nor any of the underwriters makes any representation that the representatives or the lead managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich llp, Palo Alto, California. Various legal matters relating to our common stock will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

     The financial statements and schedule of FirstAmerica Automotive, Inc. as of December 31, 1998 and December 31, 1997 and for each of the years in the three-year period ended December 31, 1998 have been included herein in the registration statement in reliance upon the report of KPMG, LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Beverly Hills BMW, Ltd., (dba Beverly Hills,
BMW) as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997; the financial statements of California Carriage Ltd., (dba Concord Honda Pontiac) as of December 31, 1996; the financial statements of Steven A. Halleck Enterprises Inc., (dba Concord Nissan) as of December 31, 1996 and the financial statements of Valley Automotive Center as of December 31, 1996 and 1995 all appearing in this Prospectus and Registration Statement have been audited by KPMG, LLP, independent certified public accountants, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance on such report given upon the authority of said firm as experts in accounting and auditing.

                 WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We file annual, quarterly and special reports with the SEC. These reports and information relate to our business, financial condition and other matters. You may read and copy these reports, proxy statements and other information at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Copies may be obtained from the SEC upon payment of the prescribed fees. The SEC maintains an Internet Web site that contains reports, proxy and information statements and other information regarding us and other registrants that file electronically with the SEC. The address of the SEC's site is http://www.sec.gov. This information may also be read and copied at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

     This prospectus is a part of a registration statement on Form S-1 filed by us with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. Statements about the contents of contracts or other documents contained in this prospectus or in any other filing to which we refer you are not necessarily complete. You should review the actual copy of these documents filed as an exhibit to the registration statement or the other filing. Copies of the registration statement and these exhibits may be obtained from the commission as indicated above upon payment of the fees prescribed by the commission.

                           MANUFACTURERS' DISCLAIMER

     No manufacturer (as defined in this prospectus) has been involved, directly or indirectly, in the preparation of this prospectus or in the offering being made hereby. No manufacturer has made any statements or representations in connection with the offering or has provided any information or materials that were used in connection with the offering, and no manufacturer has any responsibility for the accuracy or completeness of this prospectus.

                        FIRSTAMERICA AUTOMOTIVE, INC.

                      Consolidated Financial Statements

                      December 31, 1998, 1997 and 1996

                 (With Independent Auditors' Report Thereon)

                        INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
FirstAmerica Automotive, Inc.:

          We have audited the accompanying consolidated balance sheets of FirstAmerica Automotive, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstAmerica Automotive, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ KPMG, LLP
San Francisco, California
March 19, 1999

                         FIRSTAMERICA AUTOMOTIVE, INC.

                          Consolidated Balance Sheets
                               As of December 31,

                                 (In thousands)


Assets                                        1998       1997
----------------------------------------   ---------  ---------
Current assets:
  Cash and cash equivalents.............   $  2,191   $  2,924
  Contracts in transit..................     13,567      9,454
  Accounts receivable...................     18,460     11,061
  Inventories...........................     90,947     78,607
  Deferred income taxes.................        853        618
  Deposits, prepaid expenses and other..      2,996      2,614
                                           ---------  ---------
   Total current assets.................    129,014    105,278

Property and equipment..................      9,879      6,348

Other assets:
  Loan origination and other costs, net
   of amortization of $754 in 1998 and
   $195 in 1997.........................      3,107      3,407

  Other noncurrent assets...............      2,457      2,629
  Goodwill and other intangible assets..     33,995      6,340
                                           ---------  ---------
   Total assets.........................   $178,452   $124,002
                                           =========  =========

          See accompanying notes to consolidated financial statements.

                         FIRSTAMERICA AUTOMOTIVE, INC.

                               As of December 31,

                       (In thousands, except share data)

Liabilities and Stockholders' Equity         1998       1997
----------------------------------------   --------   --------
Current liabilities:
   Floor plan...........................   $ 81,452   $ 67,401
   Secured lines of credit..............     17,025      4,000
   Notes payable and other..............      5,512      1,218
   Accounts payable.....................      6,009      5,275
   Accrued liabilities..................     13,028      8,804
   Deferred revenue.....................      2,054      2,034
                                           ---------  ---------
       Total current liabilities........    125,080     88,732

Long-term liabilities:
   Capital lease obligation and
    equipment loan......................      1,386         --
   Senior notes, net of discount of
    $2,839 in 1998 and $2,062 in 1997...     33,161     21,938
   Deferred income taxes................      1,055        269
   Deferred revenue.....................      2,475      3,061
                                           ---------  ---------
       Total liabilities................    163,157    114,000
                                           ---------  ---------

Commitments and contingencies (note 17)

Cumulative redeemable preferred stock,
   $.00001 par value; 3,500 shares issued
   and outstanding in 1998 and 1997 (net
   of discount of $456 in 1998 and $526
   in 1997, liquidation preference of
   $3,500 in 1998 and 1997).............      3,044      2,974
Redeemable preferred stock, $.00001 par
   value; 500 shares issued and
   outstanding in 1998 and 1997 (net of
   discount of $65 in 1998 and $75 in
   1997, liquidation preference of $600
   in 1998 and $540 in 1997)............        535        465

Stockholders' equity:
   Common stock, $0.00001 par value:
      Class A, 30,000,000 shares
        authorized, 11,514,044 shares
        issued and outstanding in 1998
        and 11,201,152 shares in 1997...         --         --
      Class B, 5,000,000 shares
        authorized, 3,532,000 shares
        issued and outstanding in 1998
        and 3,032,000 shares in 1997....         --         --
      Class C, 30,000,000 shares
        authorized, 0 issued and
        outstanding.....................         --         --
   Additional paid-in capital...........      8,320      6,544
   Retained earnings....................      3,396         19
                                           ---------  ---------
      Total stockholders' equity........     11,716      6,563

                                           ---------  ---------
                                           $178,452   $124,002
                                           =========  =========

          See accompanying notes to consolidated financial statements.

                         FIRSTAMERICA AUTOMOTIVE, INC.

                     Consolidated Statements of Operations

                            Years ended December 31,

                     (In thousands, except per share data)

                                             1998        1997        1996
                                          ----------  ---------   ----------
Sales:
    New vehicle..........................   $475,847    $290,281    $200,185
    Used vehicle.........................    191,829     111,616      81,706
    Service and parts....................     91,134      58,707      42,416
    Other dealership revenues, net.......     24,261      13,444       8,215
                                            ---------   ---------   ---------

       Total sales.......................    783,071     474,048     332,522

Cost of sales:
    New vehicle..........................    438,726     271,412     187,278
    Used vehicle.........................    175,753     102,689      76,190
    Service and parts....................     49,423      32,195      25,450
                                            ---------   ---------   ---------

       Total cost of sales...............    663,902     406,296     288,918
                                            ---------   ---------   ---------

       Gross profit......................    119,169      67,752      43,604

Operating expenses:
    Selling, general and administrative..     99,603      58,761      38,330
    Depreciation and amortization........      1,952         678         611
    Combination and related expenses.....         --       2,268          --
                                            ---------   ---------   ---------

       Operating income..................     17,614       6,045       4,663

Other expense:
    Interest expense, floor plan.........     (5,521)     (3,669)     (2,922)
    Interest expense, other..............     (5,432)     (1,866)         --
                                            ---------   ---------   ---------
       Income before income taxes........      6,661         510       1,741

Income tax expense.......................      2,864         446          48
                                            ---------   ---------   ---------

       Net income........................   $  3,797    $     64    $  1,693
                                            =========   =========   =========

Pro forma net income (unaudited).........                           $  1,027
                                                                    =========

Net income (loss) per common share-basic.      $0.24      $(0.01)      $0.19
                                            =========   =========   =========

Weighted average common shares-basic.....     14,341      10,915       5,526
                                            =========   =========   =========

Net income (loss) per common
 share-diluted...........................      $0.23      $(0.01)      $0.19
                                            =========   =========   =========

Weighted average common shares
 outstanding-diluted....................      14,928      10,915       5,526
                                            =========   =========   =========

        See accompanying notes to consolidated financial statements.

                        FIRSTAMERICA AUTOMOTIVE, INC.

               Consolidated Statements of Stockholders' Equity

                Years ended December 31, 1998, 1997 and 1996

                               (In thousands)


                                                               FirstAmerica Automotive, Inc.
                                                                      Common Stock
                                                           -------------------------------------
                                               Price             Class A           Class B
                                            Dealerships'   -------------------  -----------------  Paid-in   Retained    Total
                                              Equity        Shares     Amount    Shares   Amount   Capital   Earnings    Equity
                                            ------------   --------   --------  -------- --------  --------  --------   --------
Balance, January 1, 1996......................$ 6,644           --     $  --       --     $  --    $   --     $   --     $ 6,644
Stock issuance................................    250           --        --       --        --        --         --         250
Net income....................................  1,693           --        --       --        --        --         --       1,693
Distributions to S corporation stockholders... (3,707)          --        --       --        --        --         --      (3,707)
                                              --------    --------   -------   ------   -------    ------    -------     --------
Balance, December 31, 1996....................$ 4,880           --     $  --       --     $  --    $   --     $   --      $4,880

Distributions to S corporation stockholders... (4,000)          --        --       --        --        --         --      (4,000)

Exchange of stock related to Combination......   (880)       7,841        --       --        --       880         --          --
Stock issuance for acquisitions...............     --        1,620        --       --        --     1,490         --       1,490
Stock issuance relating to financing..........     --           --        --    3,032        --     2,789         --       2,789
Stock issuance, net...........................     --        1,740        --       --        --     1,554         --       1,554
Preferred dividend and liquidation preference.     --           --        --       --        --      (169)        --        (169)
Amortization of discount......................     --           --        --       --        --        --        (45)        (45)

Net income....................................     --           --        --       --        --        --         64          64
                                              --------    --------   -------   ------   -------    ------    -------     --------
Balance, December 31, 1997....................  $  --       11,201     $  --    3,032     $  --   $ 6,544     $   19     $ 6,563

Stock issuance for acquisitions...............     --          335        --       --        --       776         --         776
Stock issuance relating to financing..........     --           --        --      500        --     1,000         --       1,000
Stock redemptions.............................     --         (22)        --       --        --        --         --          --
Preferred dividend and liquidation preference.     --           --        --       --        --        --       (340)       (340)
Amortization of discount......................     --           --        --       --        --        --        (80)        (80)

Net income....................................     --           --        --       --        --        --      3,797       3,797
                                              --------    --------   -------   ------   -------    ------    -------     --------

Balance, December 31, 1998....................  $  --       11,514     $  --    3,532     $  --   $ 8,320     $3,396     $11,716
                                              =========   ========   =======   ======   =======   =======    =======     =======

          See accompanying notes to consolidated financial statements.

                         FIRSTAMERICA AUTOMOTIVE, INC.

                     Consolidated Statements of Cash Flows

                            Years ended December 31,

                     (In thousands, except per share data)

                                                                        1998       1997       1996
                                                                      --------   --------   -------
Cash flows from operating activities:
   Net income......................................................   $  3,797   $     64   $ 1,693
   Adjustments to reconcile net income to
    net cash provided by (used in)
    operating activities:
       Depreciation and amortization...............................      1,952        678       611
       Non-cash interest expense...................................        782        195        --
       Deferred income taxes.......................................       (659)      (349)       --
       Non-cash stock compensation.................................         --        701        --
       Amortization of deferred revenue............................       (457)      (373)    1,048
       Changes in operating assets and liabilities:
          Receivables and contracts in transit.....................     (8,606)    (8,007)      718
          Inventories..............................................     (4,391)   (17,087)     (567)
          Other assets.............................................       (500)      (815)     (192)
          Floor plan notes payable.................................      9,504      7,918       809
          Accounts payable and accrued liabilities.................      2,899      9,489        77
                                                                      --------   --------   -------

          Net cash provided by (used in) operating activities......      4,321     (7,586)    4,197
                                                                      --------   --------   -------

Cash flows from investing activities:
   Capital expenditures............................................     (4,594)    (1,090)     (805)
   Acquisitions, net of cash acquired..............................    (28,980)   (11,726)       --
                                                                      --------   --------   -------
          Net cash used in investing activities....................    (33,574)   (12,816)     (805)
                                                                      --------   --------   -------

Cash flows from financing activities:
   Borrowings on secured lines of credit...........................     13,025      4,000        --
   Proceeds from issuance of Senior Notes..........................     11,000     21,851        --
   Proceeds from notes payable and other...........................      4,033         --        --
   Repayments on notes payable and other...........................         --     (1,632)      167
   Loan origination costs..........................................       (258)    (3,602)       --
   Proceeds from issuance of common stock..........................      1,000      2,789       250
   Proceeds from issuance of preferred stock.......................         --      3,360        --
   Distributions to S Corporation stockholders.....................         --     (4,000)   (3,707)
   Preference dividend paid........................................       (280)      (108)       --
                                                                      --------   --------   -------

          Net cash provided by (used in) financing activities......     28,520     22,658    (3,290)
                                                                      --------   --------   -------

          Net increase/(decrease) in cash and equivalents..........       (733)     2,256       102

Cash at beginning of period........................................      2,924        668       566
                                                                      --------   --------   -------

Cash at end of period..............................................   $  2,191   $  2,924   $   668
                                                                      ========   ========   =======
Cash paid during the period for:
   Interest........................................................   $  4,053   $  5,311   $ 2,941
   Income taxes....................................................      3,803        885        16
Non-cash activity was as follows:
   Common stock issued for acquisitions............................        776      1,490        --
   Common stock issued as compensation.............................         --        701        --
   Capital lease obligation........................................        703         --        --

          See accompanying notes to consolidated financial statements.

                         FIRSTAMERICA AUTOMOTIVE, INC.

                   Notes to Consolidated Financial Statements

                           December 31, 1998, 1997 and 1996


     (1) Summary of Significant Accounting Policies

         (a)  Organization and Combination

     In July 1997, FirstAmerica Automotive, Inc., a public company with no significant assets or operations, combined (the "Combination") with a group of automobile dealership entities under common ownership and control (the "Price Dealerships"). The stockholders of the Price Dealerships received 5,526,000 shares of FirstAmerica Automotive, Inc.'s common stock, which represented a majority of the total outstanding shares of capital stock of FirstAmerica Automotive, Inc. immediately following the Combination. The Combination was accounted for as the acquisition of FirstAmerica Automotive, Inc. by the Price Dealerships, and, accordingly, the financial statements for periods before the Combination represent the financial statements of the Price Dealerships. FirstAmerica Automotive, Inc. and the Price Dealerships are collectively referred to as "FirstAmerica" or the "Company".

          (b)  Business

     The Company is a leading automotive retailer and consolidator in the highly fragmented automotive retailing industry. We currently operate in four major metropolitan markets in California, and are focusing our consolidation strategy in the western United States. Our source of revenues consists of all activities typical of automotive dealerships. These consist of the sale and lease of new and used vehicles, parts and service sales, collision repair service revenues, financing fees, vehicle insurance commissions, document processing fees, extended service warranty sales, and after-market product sales. As of December 31, 1998, we sold 12 domestic and foreign brands consisting of BMW, Buick, Dodge, Honda, Isuzu, GMC, Lexus, Mitsubishi, Nissan, Pontiac, Toyota and Volkswagen.

     The Company's plan is to continue making opportunistic acquisitions in the western United States. The Company currently operates in the following four metropolitan markets:

        .   San Francisco Bay Area    .   San Jose/Silicon Valley
        .   San Diego                 .   Los Angeles

          (c) Basis of Financial Statement Presentation

     The accompanying consolidated financial statements include the accounts of FirstAmerica Automotive, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements. Certain prior period amounts have been reclassified to conform with the current financial statement presentation.

          (d)  Cash and Cash Equivalents

     For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash balances consist of demand deposits.

          (e)  Inventories

     Inventories are stated at the lower of cost or market value. Vehicle cost is determined by using the specific identification method. Parts and accessories cost is determined by using the first-in, first-out method (FIFO).

          (f)  Property and Equipment

     Property and equipment, including improvements that significantly extend useful lives, are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using a straight-line basis over the shorter of the lease term or estimated useful lives of the assets.

     The range of estimated useful lives is as follows:

             Leasehold improvements                5 to 20 years
             Equipment                             5 to 10 years
             Furniture, signs and fixtures         5 to 10 years
             Company vehicles                      5 years

     The cost of maintenance, repairs and minor renewals is expensed as incurred. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the account, and any gain or loss is credited or charged to income.

          (g)  Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance reduces deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Prior to January 1, 1997, the Company was an S Corporation for federal and state income tax reporting purposes. Federal and state income taxes on the income of an S Corporation are payable by the individual stockholders rather than the corporation. The Company terminated its S Corporation status effective January 1, 1997.

          (h)  Financial Instruments

     The carrying amount of current assets and current liabilities approximates fair value because of the short-term nature of these instruments. The carrying amount of long-term debt is not determinable because of the structure of the transaction.

     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature, involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

          (i) Goodwill and Other Intangible Assets

     Goodwill on acquired dealership operations, which represents the excess of purchase price over the fair value of net assets acquired, is amortized on a straight-line basis over 40 years. The Company evaluates the periods of amortization continually to determine whether later events and circumstances warrant revised estimates of useful lives.

     Goodwill on software company and other intangible assets are primarily acquired software and intellectual property. Other intangible assets are amortized on a straight-line basis over 5 years.

     Accumulated amortization of goodwill and other intangibles totaled approximately $619,000 and $125,000 as of December 31, 1998 and 1997, respectively. Amortization expense charged to operations totaled $494,000, $102,000 and $23,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

          (j)  Impairment of Long-Lived Assets

     The carrying value of long-lived assets, including intangibles, is reviewed if the facts and circumstances, such as significant declines in revenues, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired. The Company performs its review by comparing the book value of long-lived assets to the estimated undiscounted cash flows relating to such assets. If any impairment in the value of the long-lived assets is indicated, the carrying value of the long-lived assets is adjusted to reflect such impairment calculated based on the discounted cash flows of the impaired assets or the assets fair value, as appropriate.

          (k)  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

          (l)  Revenue Recognition

     Vehicle sales revenue is recognized upon delivery. Service and parts revenues are recognized at the time of product sale or completion of service. Other dealership revenues include finance fees received for notes sold to finance companies. Finance fees are recognized, net of anticipated chargebacks, upon acceptance of the credit by the finance companies. These fees are included in other dealership revenues in the consolidated statements of operations.

     The Company recognizes fees from the sale of third party extended warranty service contracts at the time of sale. Where the Company is the primary obligor of the extended warranty service contract, the costs directly related to sales of the contracts are deferred and charged to expense over the periods that the revenues are recognized. Warranty service contract revenues are included in other dealership revenues in the consolidated statements of operations.

          (m)  Advertising

     Advertising costs are expensed in the period in which advertising occurs and are included in selling, general and administrative expenses in the consolidated statements of operations. Advertising expense totaled $9.1 million, $5.9 million and $3.8 million for 1998, 1997 and 1996, respectively.

          (n) Major Suppliers and Dealer Agreements

     The Company purchases substantially all of its new vehicles and inventory from various manufacturers at the prevailing prices charged by the manufacturers. A manufacturer's inability or unwillingness to supply the dealerships with an adequate supply of popular models could affect the Company's overall sales.

     The Company enters into dealer sales and service agreements ("Dealer Agreements") with each manufacturer. The Dealer Agreement generally limits the location of the dealership and grants the manufacturer approval rights over changes in dealership management and ownership. A manufacturer is also entitled to cancel the Dealer Agreement if the dealership is in material breach of its terms.

     The Company's ability to acquire additional dealerships depends, in part, on obtaining manufacturers' approval.

          (o) Pro Forma 1996 Net Income and Per Share Amounts

     Pro forma 1996 net income reflects income tax expense as if the Company had terminated its S Corporation status on January 1, 1996, and had normal statutory tax rates for 1996 (see Note 13). In addition, since the capital structure of the Price Dealerships prior to the Combination is not comparable to the capital structure subsequent to the Combination, pro forma net income per share for 1996 is presented based on the 5,526,000 shares issued to the Price Dealership stockholders in the Combination.

          (p)  Stock-based Compensation

     As allowed under the provisions of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation", the Company recognizes compensation expense using the intrinsic value-based method of valuing stock options prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Under the intrinsic value-based method, compensation cost is measured as the amount by which the quoted market price of the Company's stock at the date of grant exceeds the stock option exercise price.

          (q)  Comprehensive Income

     The Company has determined that net income and comprehensive income are the same for the periods presented.

     (2)  Acquisitions

     Acquisitions Completed During the Year Ended December 31, 1998

     On April 1, 1998, the Company acquired substantially all of the operating assets of Beverly Hills, BMW, Ltd., a BMW automobile dealership located in West Los Angeles, California. On June 12, 1998, the Company acquired substantially all of the operating assets of Starfire Body Shop located in San Jose, California. On June 19, 1998, the Company acquired substantially all of the operating assets of Burgess British Cars, Inc., a Honda automobile dealership located in Daly City, California. On October 19, 1998, the Company acquired all of the outstanding capital stock of an authorized Toyota automobile dealership commonly known as Concord Toyota located in Concord, California. On November 19, 1998, the Company acquired substantially all of the operating assets of Woodland Hills Volkswagen. On December 31, 1998, the Company completed the acquisition of an automotive-related software company, DSW & Associates, Inc., commonly known as Auto Town. The aggregate consideration paid for the acquisitions completed during 1998 was $29.8 million, consisting of $29.0 million in cash and 0.3 million shares of Class A Common Stock.

     All of the acquisitions were accounted for using the purchase method of accounting and the operating results of these acquisitions have been included in the Company's results of operations since the date they were acquired. The purchase prices have been allocated to assets acquired and liabilities assumed based on the fair values on the acquisition dates. Amounts recorded for these acquisitions were as follows: current assets, net of cash acquired, of $10.4 million, fixed assets of $0.8 million, goodwill and other intangibles of $27.5 million, floor plan and other liabilities of $7.8 million, and recognition of deferred tax liability of $1.1 million.

     Acquisitions Completed During the Year Ended December 31, 1997

     During 1997, the Company acquired substantially all of the operating assets of eight automobile dealerships. The aggregate consideration paid for the acquired dealerships during 1997 was $13.2 million, consisting of $11.7 million in cash, 1.6 million shares of Class A Common Stock, and warrants to acquire up to 20,000 shares of Class A Common Stock. Amounts recorded for these acquisitions were as follows: current assets, net of cash acquired, of $25.9 million, fixed assets of $3.4 million, non-current assets of $0.1 million, goodwill of $4.8 million and floor plan notes payable and current liabilities of $21.0 million.

     The following unaudited pro forma financial information presents a summary of consolidated results of operations as if the acquisitions completed in 1998 and 1997 had occurred as of January 1, 1997 after giving effect to certain adjustments, including amortization of goodwill, interest expense on acquisition debt, reductions in floorplan interest expense resulting from re-negotiated floorplan financing agreements and related income tax effects. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of results of operations that would have occurred had the acquisitions been completed on January 1, 1997. These results are also not necessarily indicative of the results of future operations:

                                                     (Unaudited)
                                   (dollars in thousands except per share data)
                                           1998                  1997
                                   -------------------   ---------------------
Total sales                            $  874,223            $  756,035
Income (loss) before taxes                  4,521                (2,308)
Net income (loss)                           2,577                (1,316)
Net income (loss) per common
 share - diluted                       $     0.15            $    (0.12)

     Acquisitions Closed After December 31, 1998 and Pending Acquisitions

     We completed one dealership acquisition in March 1999 and currently have one automobile dealership acquisition pending. The aggregated estimated purchase price for the two acquisitions is approximately $8.0 million. We financed the completed acquisition with $2.0 million of notes payable to sellers and a $1.0 million note payable to the CEO of the Company. We will finance the pending acquisition utilizing our secured lines of credit.

     (3)  Accounts Receivable

     Accounts receivable is comprised of the following (in thousands):

                                                 December 31,
                                   -------------------------------------------
                                           1998                  1997
                                   -------------------   ---------------------
Accounts receivable                      $ 16,341            $   10,648
Accounts receivable - related
  party (Note 15)                           2,528                   733
                                       -----------          ------------
Total accounts receivable                  18,869                11,381
Less allowance for doubtful accounts          409                   320
                                       -----------          ------------
Accounts receivable, net                 $ 18,460            $   11,061
                                       ===========          ============

     (4)  Inventories

     Inventories are comprised of the following (in thousands):

                                                 December 31,
                                   -------------------------------------------
                                           1998                  1997
                                   -------------------   ---------------------
New vehicles                             $ 65,152            $  58,344
Used vehicles                              20,049               15,040
Parts and accessories                       5,746                5,223
                                       -----------          ------------
Inventories                              $ 90,947            $  78,607
                                       ===========          ============

     (5)  Property and Equipment

     Property and equipment is comprised of the following (in thousands):

                                                 December 31,
                                   -------------------------------------------
                                           1998                  1997
                                   -------------------   ---------------------
Leasehold improvements                  $  3,255              $   2,392
Equipment                                  3,413                  2,924
Furniture, signs and fixtures              5,576                  2,333
Company vehicles                           1,088                    832
                                       -----------          ------------

Total property and equipment              13,332                  8,481
Less accumulated depreciation              3,453                  2,133
                                       -----------          ------------

Property and equipment, net             $  9,879              $   6,348
                                       ===========          ============

     (6) Floor Plan Notes Payable and Secured Lines of Credit

     In July 1997, the Company entered into a three year $175 million Loan and Security Agreement with a financial company, replacing an existing $37 million line of credit to the Company. The Loan and Security Agreement matures in July 2000.

     The Loan and Security Agreement permits the Company to borrow up to $115 million in floor plan notes payable, restricted by new and certain used vehicle inventory and provides an additional line of credit up to $35 million ("Revolver Advances"), restricted by used vehicle and parts inventory. The Loan and Security Agreement also provides a discretionary line up to $25 million ("Discretionary Advances") which the financial company makes at its absolute discretion upon request of the Company.

     Floor plan notes payable are due when vehicles are sold, leased, or delivered. Revolver Advances are due whenever the used vehicle and parts borrowing base as defined in the Loan and Security Agreement is exceeded. The Loan and Security Agreement grants a collateral interest in substantially all of the Company's assets.

     As of December 31, 1998 and 1997, the Company had floor plan notes payable of $81.5 and $67.4 million, respectively, and outstanding Revolver Advances of $17.0 and $4.0 million, respectively. Revolver Advances are classified as secured lines of credit in the accompanying financial statements. There were no Discretionary Advances outstanding as of December 31, 1998 and 1997. As of December 31, 1998 and 1997, $5.0 million and zero of the Revolver Advances were guaranteed by a Trust affiliated with the Chief Executive Officer.

     The availability of the company to draw on the floor plan notes payable, Revolver Advances, and Discretionary Advances, for the purpose of acquiring automobile dealerships, is limited by the amount of vehicle and parts inventory of the acquired dealership.

     Interest rates on the floor plan notes and the Revolver Advances are variable and change based on movements in the prime rate. The interest rates equal the prime rate minus 35 to 75 basis points, which was 8.15% to 7.00% and 8.15% to 7.75% at December 31, 1998 and 1997. During 1998 and 1997, the average monthly borrowing on the floor plan notes and Revolver Advances was $73.4 and $44.0 million and $13.5 and $0.3 million, respectively, and the aggregate average interest rate was 7.67% and 7.75%, respectively. Interest expense was $6.7 and $3.8 million at December 31, 1998 and 1997.

     The Loan and Security Agreement contains various financial covenants such as minimum interest coverage, working capital, and maximum debt to equity ratios.

     (7)  Senior Notes

     At the time of the Combination (see Note 1), the Company entered into a Securities Purchase Agreement with a financial company to provide an aggregate funding commitment of up to $40 million. In exchange for the $40 million, the Company had the ability to issue on a pro-rata basis up to $36 million of 12.375% Senior Notes, $3.5 million of 8% Cumulative Redeemable Preferred Stock ("CRPS"), and $0.5 million Redeemable Preferred Stock ("RPS"), and up to 5 million shares of the Company's Class B Common Stock, par value $0.00001 per share.

     In 1997, the Company had received $28 million from the financial company. In exchange, the Company issued notes with a principal amount of $24 million at a discount of $2.2 million, 3,500 shares of CRPS at a discount of $0.6 million, 500 shares of RPS at a discount of $0.1 million and 3,032,000 shares of Class B Common Stock at $0.92 per share. The notes and the preferred stock are due June 30, 2005 (see Note 8).

     In 1998, the Company received an additional $12.0 million from the financial company. In exchange, the Company issued 12.375% Senior Notes with a principal amount of $12.0 million at a discount of $1.0 million, and issued 0.5 million shares of Class B Common Stock at $2.00 per share. The notes are due June 30, 2005.

     For financial reporting purposes, the difference between the issue price and the face value of each security is recorded as a discount and is amortized over the life of each security using the effective interest method. The discount amortization on the notes is included in interest expense, and the CRPS and RPS discount amortization is recorded as a deduction from retained earnings. The Company incurred $3.5 and $1.5 million in interest expense related to the notes during 1998 and 1997, including $224,000 and $88,000, respectively, for the non-cash amortization of discount.

     The notes are unsecured and subordinated to all debts of the Company's operating subsidiaries, rank pari passu to the Company's other existing and future senior indebtedness, and are senior in right of payment to any future subordinated debt of the Company. The CRPS and RPS shares will be subordinate to all the debt of the Company and its subsidiaries and have priority over the common stock of the Company.

     On July 1, 2003 and July 1, 2004, the Company shall redeem the notes in the aggregate principal amount equal to the lesser of (a) 30% of the aggregate principal amount of notes issued or (b) the aggregate amount of issued and outstanding notes on such date. On these dates, the Company shall redeem the notes, at the applicable redemption price plus all accrued and unpaid interest on the notes to the redemption date. On June 30, 2005, the Company shall redeem all remaining issued and outstanding notes, including accrued and unpaid interest.

     The Company can redeem all the notes or any part thereof, at any time, upon due notice to the holders of the notes. The redemption price for the period beginning July 1, 1998 through June 30, 1999 is 108.75% of the principal balance and decreases by 1.25% for each year on July 1, thereafter. The redemption price on June 30, 2005 is equal to the CRPS and RPS liquidation preference of $1,000 and $1,720 respectively. If the aggregate outstanding principal balance of the notes, at any time, is less than $2 million, the Company is required to redeem all outstanding notes. If the Company has a public offering of its stock, the Company may within 45 days of consummation of public offering, redeem all the outstanding notes. In such circumstances, the redemption price for the period July 1, 1998 to June 30, 1999 is 104.375% of the principal balance and decreases by 0.625% for each year on July 1, thereafter.

     The Securities Purchase Agreement contains various financial covenants such as minimum interest coverage, and non-financial covenants including limitations on the Company's ability to pay dividends, retire or acquire debt, make capital expenditures, and sell assets.

     (8)  Redeemable Preferred Stock

     The Company has 10,000 shares of authorized Preferred Stock with par value of $0.00001 per share. In connection with the Securities Purchase Agreement (see Note 7), the Company issued 3,500 shares of CRPS, due

June 30, 2005, with a par value of $0.00001 per share, and 500 shares of RPS, due June 30, 2005, with a par value of $0.00001 per share. As of December 31, 1998 and 1997, 3,500 CRPS and 500 RPS were issued and outstanding.

     CRPS

     The holders of CRPS are entitled to receive a dividend at an annual rate of 8% of CRPS, payable, equally, on May 31, and November 30 of each year. Any unpaid dividends accrue cumulatively at an annual rate of 14%. The Company is required to redeem the CRPS on June 30, 2005, but CRPS may be redeemed, all or in part, at any time prior to that date at the Company's election.

     The liquidation preference for each share of CRPS is $1,000. The redemption price per share (expressed as a percentage of the CRPS liquidation preference) for the period beginning June 30, 1998 to June 29, 1999, is 108.75% of the CRPS liquidation preference and decreases by 1.25% for each year on June 30, thereafter. The redemption price per share on June 30, 2005, is equal to the CRPS liquidation preference.

     RPS

     The holders of RPS are not entitled to receive any dividends.  Each
RPS share has an initial liquidation preference of $1,080, which increases by $80 per share each year on June 30. The RPS liquidation preference will be $1,720 on June 30, 2005. All the RPS, or any part thereof, may be redeemed for cash at the Company's election. The redemption price per share (expressed as a percentage of the RPS liquidation preference) for the period June 30, 1998 to June 29, 1999 is 108.75% of the RPS liquidation preference and decreases by 1.25% for each year on June 30, thereafter. The redemption price per share on June 30, 2005, is equal to the RPS liquidation preference.

     The Preferred Stock has no voting rights except (a) as required by the law of the State of Delaware, (b) to approve certain transactions that would otherwise violate the terms of Agreement governing the sale of Preferred Stock by the Company (see Note 7), and (c) to elect a director to the Board of Directors to represent the CRPS stockholders if dividends on CRPS remain in arrears and unpaid for two semiannual dividend periods, or, if the Company fails to mandatorily redeem the Preferred Stock after June 30, 2005.

     During 1998 and 1997, the Company recorded $280,000 and $128,000 as CRPS preference dividend, $60,000 and $40,000 for the accretion of the RPS liquidation preference with a corresponding charge to paid in capital, and $80,200 and $45,000 for the non-cash amortization of the discount with a corresponding charge to retained earnings.

     (9)  Common Stock

     The Company has authorized Class A Common Stock of 30 million shares,
Class B Common Stock of 5 million shares, and Class C Common Stock of 30 million shares, all with a par value of $0.00001 per share.

     The Class A and Class B Common Stock have equal voting rights and the Class C Common Stock is non-voting, except as otherwise required by Delaware law. Class B Common Stockholders, voting as a separate class, are entitled to elect one Director to the Board of Directors of the Company. Each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the closing of a firm commitment to register at least $50 million of Common Stock under the Securities Act of 1933. Class C Common Stock will be issued only under certain conditions as defined in the Certificate of Incorporation.

     The Company is prohibited from paying dividends on its common stock so long as any shares of CRPS are outstanding. Under certain circumstances pursuant to the terms of its financing agreements, the Company is prohibited from paying dividends on its common stock.

     (10) Stock Options

     The Company's Board of Directors has approved the 1997 Stock Option Plan, as amended through October 27, 1998, (the "Option Plan"), pursuant to which an aggregate of 1.5 million shares of Class A Common Stock were reserved for issuance to key employees of the Company. The Option Plan permits awards of either incentive or non-qualified stock options. The exercise price of the options may not be less than the fair market value as determined by a committee of the Board of Directors. As of December 31, 1998, the Company has granted options to employees covering an aggregate of 1,450,000 shares of Class A common stock. The options vest over a five year period, and expire if unexercised ten years from the date of grant.

     The following table summarizes the Company's outstanding stock options (in thousands, except per share data):

                                                               Years Ended December 31,
                                                ----------------------------------------------------------
                                                            1998                         1997
                                                ---------------------------   ----------------------------
                                                                Weighted                     Weighted
                                                 Number of       Average      Number of       Average
                                                   Shares    Exercise Price    Shares      Exercise Price
                                                -----------  --------------  -----------   --------------
Options outstanding, beginning of year                942         $2.65          --             $ --
Granted                                               508         $3.61         942            $2.65
Exercised                                              --            --          --               --
Forfeited                                               2         $4.00          --               --
                                                  ---------                   -------
Options outstanding, end of year                    1,448         $2.78         942            $2.65
                                                  =========                   =======

Options exercisable, end of year                      360         $2.20         103            $2.09
                                                  =========                   ========

     The Company has elected the disclosure requirements of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") and continues to recognize compensation expense as prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Under this method of accounting for stock options, compensation cost is measured as the amount by which the fair value of the company's stock at the grant date exceeds the stock option exercise price. For the years ended December 31, 1998 and 1997, compensation expense was $0 and $701,000, respectively.

     The weighted average remaining contractual life of options outstanding is
9.0 years. The weighted average fair value of options granted was $0.73 during 1998 and $0.25 during 1997. The fair value of each option grant is estimated based on the date of grant using the Black-Scholes option valuation model with the following assumptions used for grants made in 1998: expected common stock price volatility of 50%, risk-free interest of 4.75%, and an expected option life of 5.0 years. The following assumptions were used for grants made in 1997: expected volatility of 42%, risk-free interest of 6.25%, and an expected option life of 5.5 years.

     Had compensation expense of the Company's stock-based compensation plan been determined based on the fair value method prescribed by SFAS No. 123, the Company's pro forma net income and diluted earnings per share for the years ended December 31, 1998 and 1997 would have been (in thousands except per share amounts):

                                                 1998          1997
                                               --------     ---------
Net income
          As reported                           $3,797        $   64
          Pro forma                              3,679            18

Net income (loss) per common share - basic
          As reported                           $ 0.24        $(0.01)
          Pro forma                               0.23         (0.02)

Net income (loss) per common share - diluted
          As reported                           $ 0.23        $(0.01)
          Pro forma                               0.22         (0.02)

          (11) Warrants

          During 1998 and 1997, the Company issued warrants to purchase approximately 40,000 and 332,000 shares of Class A Common Stock at an exercise price of $2.00 and $0.92 per share respectively. The warrants expire in 2002 and 2003 and were issued in connection with obtaining financing of the senior notes.

          (12) Earnings Per Share

          The following table reconciles basic and diluted earnings per share for the years ended December 31, 1998, 1997, and 1996 (in thousands, except per share data):
                                                       1998      1997     1996
                                                     --------  -------  -------
Net income per income statement (a)                  $ 3,797   $   64   $ 1,027

Less:
    Cumulative redeemable preference dividends           280      128        --
    Redeemable preferred stock liquidation
      preference accretion                                60       40        --
    Cumulative and redeemable preferred stock
      discount amortization                               80       45        --
                                                     --------  -------  -------

Net income applicable to common stockholders           3,377     (149)    1,027

Add:
    Interest charges applicable to convertible debt       44       --        --
                                                     --------  -------  -------

Net income applicable to common stockholders and
  assumed conversions                               $  3,421   $ (149)  $ 1,027
                                                     ========  =======  =======

Basic Earnings Per Share:
Weighted average common shares
  outstanding-basic (b)                               14,341   10,915     5,526
                                                     ========  =======  =======
Net income (loss) per common share-basic            $   0.24  $ (0.01)  $  0.19
                                                     ========  =======  =======

Diluted Earnings Per Share:
Weighted average common shares
  outstanding-basic (b)                               14,341   10,915     5,526

Net effect of dilutive stock options                     282       --        --
Net effect of warrants                                   205       --        --
Net effect of convertible notes                          100       --        --
                                                     --------  -------  -------

Total weighted average common shares
 outstanding-diluted (b)                              14,928   10,915     5,526
                                                     ========  =======  =======

Net income (loss) per common share-diluted (c)       $  0.23  $ (0.01)  $  0.19
                                                     ========  =======  =======
---------------------------------------
(a) Net income for 1996 is presented on a pro forma basis to reflect net income that would have been reported if the Company had been a C Corporation instead of an S Corporation for the year ended December 31, 1996. See Note 13 on Income Taxes.

(b) Since the capital structure of the Price Dealerships prior to the combination is not comparable to the capital structure subsequent to the combination, the number of weighted average shares, both basic and diluted, for 1996 is presented based on the 5,526,000 shares issued to the Price Dealership stockholders in the Combination.

(c) In 1997, diluted earnings per share does not include dilutive securities, such as options and warrants, as their inclusion would be anti-dilutive for 1997.

        (13)  Income Taxes

        On January 1, 1997, the Company terminated its S Corporation election and elected C Corporation status. This change in tax status resulted in the immediate recognition of $214,000 in net deferred tax assets. In connection with the change in tax status, the Company changed its method of valuing inventories from the last-in first-out ("LIFO") method to the specific identification method. This change resulted in a tax liability of $1.4 million and is payable equally over the next six years ("LIFO recapture").

        Income tax expense (benefit) consists of the following (in thousands):

                                       Years Ended December 31,
                                      -------------------------
                                        1998            1997
                                      ---------      ----------
        Current
             Federal                   $ 2,795         $   625
             State                         728             170
                                      ---------      ----------

             Total Current               3,523             795

        Deferred
             Federal                      (523)           (306)
             State                        (136)            (43)
                                      ---------      ----------

             Total Deferred               (659)           (349)
                                      ---------      ----------

             Total                     $ 2,864         $   446
                                      =========      ==========

     The income tax rate on pre-tax income differed from the federal statutory rate as follows:

                                         Years Ended December 31,
                                   -------------------------------------
                                    1998          1997            1996
                                   -------      --------        --------
Computed tax expense                 34%           34%             34%
   State taxes                        6%           25%             --
   Permanent difference               2%           --              --
   S Corporation status              --            --             (31%)
   Change in tax status to C
    corporation including LIFO
    recapture                        --           (42%)            --
   Non-deductible stock              --            56%             --
    compensation
   Other                              1%           15%             --
                                   -------      --------        --------
   Total                             43%           88%              3%
                                   =======      ========        ========

          The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, are presented below (in thousands):

Deferred tax assets:                            1998      1997
                                              --------  --------
    Extended warranty service contracts       $ 1,001   $ 1,184
    State taxes                                   217        58
    Accrued bonuses and vacation                  624       204
    Allowance for doubtful accounts               210       132
    Other accrued liabilities                     306        32
                                              --------  --------
        Total deferred tax assets               2,358     1,610


Deferred tax liabilities:

    Acquired tax basis difference              (1,210)       --
    LIFO recapture                               (988)   (1,160)
    Other                                        (362)     (101)
                                              --------  --------
        Total deferred tax liabilities         (2,560)   (1,261)
                                              --------  --------

        Net deferred tax (liabilities)
          assets                              $  (202)  $   349
                                              ========  ========

     Pro Forma Income Taxes

     Prior to January 1, 1997, the Company was an S Corporation. The following unaudited pro forma provision for income taxes reflects the components of income tax expense that would have been reported if the Company had been a C Corporation for the year ended December 31, 1996 (in thousands):

                                 Federal  State  Total
                                 -------  -----  -----
Year ended December 31, 1996       $592   $122   $714
                                 =======  =====  =====

     (14) Employee Benefit Plans

     Substantially all of the employees of the Company are eligible to participate in the FirstAmerica Automotive, Inc. Retirement Savings Plan ("the Plan"), a defined contribution plan, after meeting minimum service requirements. Employees of acquired companies are eligible to join the Plan if or when the minimum service criteria has been met. Service completed at the time of acquisition will apply towards the meeting of the criteria. The Company has recorded matching contributions in the amount of approximately $440,000, $334,000, and $196,000, in 1998, 1997 and 1996, respectively.

     (15) Related Party Transactions

     Accounts Receivable

     The Company had accounts receivable from related parties of $2.5 million at December 31, 1998. Of this amount, $2.4 million relates to a receivable from the Chief Executive Officer of the Company related to leasehold improvements paid by the Company on a building the Company leases from the CEO. The Company was subsequently reimbursed for the original cost of the leasehold improvements in January 1999. The remaining $0.1 million relates to an advance to an executive.

     Operating Leases

     The Company leases facilities under various agreements from a Trust affiliated with the Chief Executive Officer ("CEO") of the Company, and from partnerships in which the Chairman of the Company and the CEO are partners. During 1997, a partnership in which the Chairman of the Company is a partner purchased a facility leased by the Company. As part of the acquisition, the partnership reimbursed the Company $0.8 million for leasehold improvements.

     These leases have an initial term of 15 years and are renewable at the option of the Company. Selling, general and administrative expense includes related party rental expense of $4.6 million, $2.3 million, and $1.7 million in 1998, 1997, and 1996, respectively.

     Acquisitions

     On June 1998, the Company acquired substantially all of the operating assets of a Honda automobile dealership located in Daly City, California. The purchase price was partially financed by the proceeds of a $4.0 million loan from the Chairman of the Company's Board of Directors to the Company. Pursuant to the terms of a Letter of Agreement, the Chairman is entitled to a 3% origination fee on the loan, and the Company will be responsible for interest payments to the commercial bank that made a $4.0 million personal loan to the Chairman. The principal amount is due at the earlier of June 1, 1999 or upon the refinancing and/or equity offering of either preferred or common shares in the Company. The Company believes the terms of the origination fee paid to the Chairman are no less favorable to the Company than those arranged with other parties. The $4.0 million loan outstanding at December 31, 1998 is included in other notes payable in the accompanying condensed consolidated financial statements. As of December 31, 1998 the origination fee in the amount of $120,000 is outstanding and is included in accrued liabilities in the accompanying financial statements.

     On October 1, 1998, the Company completed the acquisition of an authorized Toyota automobile dealership. Pursuant to a Stock Purchase Agreement dated July 17, 1998, the Company acquired all of the outstanding capital stock from the Seller. The Seller's trustee is the father of an officer of the Company. The Company believes it purchased the Corporation under terms no less favorable to the Company than those arranged with other parties. In connection with the acquisition, the Company issued options to purchase 100,000 shares of Class A Common Stock at an exercise price of $2.00 per share to the officer of the Company as a finders fee, in accordance with the terms of his employment agreement with the Company.

     During 1997, the Company issued 1.3 million shares of its Class A Common Stock in exchange for substantially all the operating assets of a dealership owned by the Chairman of the Company. The Chairman was indebted to the Company in the amount of approximately $500,000 as a result of this transaction, which was subsequently paid.

     During 1997, the Company acquired substantially all the operating assets of a dealership owned by an officer of the Company for $2.9 million.

     The Company believes it purchased the dealerships acquired from related parties under terms no less favorable than those arranged with other parties.

     Management Services

     In July 1997, a Company affiliated with the CEO provided management services to the Company. Selling, general and administrative expense includes approximately $0.8 million and $1.8 million for the years ended December 31, 1997 and 1996, respectively for data processing, executive compensation, professional, and other services.

     Legal Services

     A law firm, in which one of the Directors of the Company is a partner, provides legal services to the Company which amounted to approximately $0.4 million in both 1998 and 1997.

     Notes Payable

     The Company had $0.6 million of convertible notes payable due to stockholder at December 31, 1998 and 1997, respectively. These notes are convertible into Class A Common Stock at $4.00 per share.

     (16) Operating Segments

     The Company operates primarily in the automotive segment in California. The Company sells new vehicles, used vehicles, light trucks, and replacement parts. In addition, it provides vehicle maintenance and repair services, and arranges related financing and warranty products for its automotive customers.

     To supplement its core business, the Company acquired on December 31, 1998 a software company, Auto Town, that provides software products and services to automobile dealerships. The acquisition was accounted for as a purchase, and the results of operations were not included prior to December 31, 1998.

     (17) Commitments and Contingencies

     Operating and Capital Leases

     All of the Company's operations are conducted in leased facilities.
The Company leases certain facilities from certain officers of the Company (see
Note 15). The minimum future rental payments by the Company as of December 31, 1998 are as follows (in thousands):

                                                  Operating Leases
                                          ------------------------------
        Years ending December 31,         Related Parties       Other        Capital Leases
----------------------------------------  ---------------   ------------     ---------------
1999                                         $ 5,024            $5,964           $ 177
2000                                           5,125             5,617             177
2001                                           5,300             5,006             177
2002                                           5,124             4,540             177
2003                                           5,129             4,409             154
Thereafter                                    33,371            19,616              --
                                             -------           -------           -----
Total minimum lease payments                 $59,073           $45,152             862
                                             =======           =======
Less amount representing interest                                                 (159)
                                                                                 -----
Present value of net minimum lease payments                                      $ 703
                                                                                 =====

     The current portion of capital lease payments of $122,000 is included in notes payable and other in the accompanying consolidated financial statements.

     The non-current portion of the capital leases of $581,000 and the non-current portion of an equipment financing loan of $805,000, which bears interest at 8.25% and amortizes monthly expiring in December 2002, are included in capital lease obligation and equipment loan in the accompanying financial statements .

     Rental expense for operating leases was $9.0 million, $5.8 million, and $2.8 million in 1998, 1997 and 1996, respectively.

     Litigation

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's financial position or the future results of operations and cash flows.

     (18) Combination and Related Expenses

     During 1997, the Company incurred $2.3 million in certain legal, accounting, consulting and compensation expenses associated with the combination and development of its organization and business plan. There were no combination and related expenses in 1998.

     (19) Subsequent Event

     In March 1999, the Company sold the operating assets of Serramonte GMC to the manufacturer and recorded net proceeds of approximately $1.7 million.

     (20) Summary of Quarterly Financial Data (Unaudited)

     The following table summarizes the Company's results of operations as presented in the Consolidated Statements of Income by quarter for 1998 and 1997 (in thousands, except per share data).

                                           First     Second     Third     Fourth
                                          Quarter    Quarter   Quarter   Quarter
-------------------------------------------------------------------------------
Year Ended December 31, 1998
-------------------------------------------------------------------------------
 Total sales                            $160,617  $183,051   $223,486  $215,917
 Gross profit                             24,418    28,911     33,739    32,101
 Operating income                          3,361     4,563      5,552     4,138
 Income before income taxes                1,290     1,902      2,812       657
 Net income                                  735     1,084      1,603       375
 Net income per share - diluted             0.04      0.07       0.10      0.02


 Year Ended December 31, 1997
-------------------------------------------------------------------------------
 Total sales                            $ 93,024  $ 97,050   $139,172  $144,802
 Gross profit                             12,433    13,616     19,275    22,428
 Operating income                          1,093      (518)     2,131     3,339
 Income before income taxes                  271    (1,441)       416     1,264
 Net income (loss)                            34      (179)        51       158
 Net income (loss) per share - diluted      0.01     (0.02)         0         0

================================================================================

                                               Shares

                                    [LOGO]

                                 Common Stock


                               ________________

                                  PROSPECTUS
                               ________________


                              Merrill Lynch & Co.

                         Donaldson, Lufkin & Jenrette

                         BancBoston Robertson Stephens




                                    , 1999


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

     The following table sets forth the expenses to be borne by the registrant in connection with the issuance and distribution of the securities being registered hereby other than underwriting discounts and commissions. All expenses other than the SEC registration fee, the NASD filing fee and the NYSE listing fee are estimated.

                                                                        Amount to be
                                                                            Paid
                                                                      ----------------
     Registration fee........................................           $27,800
     NASD filing fee.........................................           $10,500
     NYSE listing fee........................................                *
     Transfer agent and registrar fees.......................                *
     Accounting fees and expenses............................                *
     Legal fees and expenses.................................                *
     Blue Sky qualification fees and expenses................                *
     Printing and engraving..................................                *
     Miscellaneous expenses..................................                *
                                                                        --------------
     Total...................................................           $
                                                                        ==============

----------------------------------
* To be furnished by amendment

Item 14.  Indemnification of Directors and Officers.


     Our by-laws effectively provide that we shall, to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto. In addition, our charter eliminates personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time.

     Section 145 permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by a third party if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Section 102(b)(7) provides that a corporation may eliminate or limit that personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith of which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

     We also maintain insurance against liabilities under the Securities Act of 1933 for the benefit of our officers and directors.

     Section 6 of the purchase agreement between the underwriters and us (filed as Exhibit 1.1 to this registration statement) provides that the underwriters severally and not jointly will indemnify and hold us harmless and each of our directors, officers or controlling persons from and against any liability caused by any statement or omission in the registration statement or prospectus based upon information furnished to us by the underwriters for use in the registration statement or prospectus. The purchase agreement also provides that we indemnify the underwriters and each person, if any, who controls any underwriter against certain liabilities under the Securities Act of 1933, as amended.

Item 15.  Recent Sales of Unregistered Securities.

     On July 1, 1997, we reincorporated from Nevada into Delaware by merging into a wholly-owned Delaware subsidiary formed specifically for this purpose.
On June 16, 1997, one hundred shares of the Delaware subsidiary's common stock were issued in connection with its formation under an exemption to the registration requirements of the Securities Act of 1933, as amended (the "Act"), found in Section 4(2) thereof. Because the Delaware corporation is deemed as a matter of law to be the surviving corporation in the reincorporation, these one hundred shares are deemed to have been issued by us.

     In connection with the reincorporation, we are also deemed to have issued shares of the Delaware corporation to all of its stockholders in exchange for their shares in the Nevada corporation.

     On March 31, 1997, we issued 200,000 shares of our common stock to Steven Hallock for $200 pursuant to an agreement between us and Mr. Hallock dated November, 1996 and based on a valuation of our common stock on such date.

     On March 31, 1997, we issued 20,000 shares of our common stock to Matthew Travis for $20.00.

     On April 23, 1997, we issued 479,000 shares of our common stock to the Price Trust u/d/t 10/5/88 for $479.00 in cash. This issuance was pursuant to an agreement with us to issue such shares dated November, 1996 and based on a valuation of our common stock on such date.

     On July 10, 1997, we issued warrants to purchase 303,200 shares of our common stock to Brown, Gibbons, Lang & Company, LP in partial consideration for consulting services performed for us. The exercise price of such warrants is $0.92 per share. These warrants are exercisable at any time prior to July 10, 2002.

     On July 10, 1997, we issued warrants to purchase 5,000 shares of our common stock to T.J. Hollerhoff in partial consideration for services performed for us. The exercise price of such warrants is $0.92 per share. These warrants are exercisable at any time prior to July 10, 2007.

     On July 10, 1997, we issued warrants to purchase 2,500 shares of our common stock to Carlanne Foushee in partial consideration for services performed for us. The exercise price of such warrants is $0.92 per share. These warrants are exercisable at any time prior to July 10, 2007.

     On July 10, 1997, we issued warrants to purchase 1,000 shares of our common stock to Martha Walker in partial consideration for services performed for us. The exercise price of such warrants is $0.92 per share. These warrants are exercisable at any time prior to July 10, 2007.

     In connection with the acquisition of the Mr. Thomas A. Price's interest in the Price Dealerships by us on July 11, 1997, we issued 3,991,600 shares of our common stock to the Price Trust u/d/t 10/5/88 in exchange for shares of common stock of the corporations comprising the Price Dealerships.

     In connection with our acquisition of Mr. Donald V. Strough's interest in a Honda dealership located in Concord, California on October 15, 1997, we issued 1,330,000 shares of our common stock to the Strough Revocable Trust. This issuance was pursuant to an agreement with us to issue such shares dated July 11, 1997 and based on a valuation of our Class A Common Stock on such date.

     In connection with the acquisition of Mr. T. Al Babbington's interest in the Price Dealerships by us on July 11, 1997, we issued 626,000 shares of our common stock to Mr. Babbington in exchange for shares of common stock of the corporations comprising the Price Dealerships.

     In connection with the acquisition of Mr. Fred Cziska's interest in the Price Dealerships by us on July 11, 1997, we issued 704,400 shares of our common stock to Mr. Cziska in exchange for shares of common stock of the corporations comprising the Price Dealerships.

     In connection with the acquisition of Mr. John Driebe's interest in the Price Dealerships by us on July 11, 1997, we issued 204,000 shares of our common stock to Mr. Driebe in exchange for shares of common stock of the corporations comprising the Price Dealerships.

     In connection with our acquisition of Valley Auto Center on July 11, 1997, we issued 290,000 shares of our common stock to Asian Pacific Industries, a Washington corporation.

     On September 15, 1997, we issued warrants to purchase up to 20,000 shares of our common stock to Capman, Inc. as partial consideration for certain assets acquired by us. The exercise price of such warrants is $0.92 per share. These warrants are exercisable at any time prior to September 15, 2002.

     In connection with our lending arrangements, on July 11, 1997, we issued $24,000,000 in notes, 3,032,000 shares of our Class B Common Stock for an aggregate consideration of $2,789,440, a total of 3,500 shares of our 8% Cumulative Redeemable Preferred Stock due 2005 for an aggregate consideration of $3,500,000, and 500 shares of our Redeemable Preferred Stock for an aggregate consideration of $500,000 to three affiliates of the Trust Company of the West.

     In connection with and in partial consideration for consulting services performed for us, on October 1, 1998, we issued warrants to purchase 40,000 shares of our common stock to Brown, Gibbons, Lang & Company LP. The exercise price of these warrants is $2.00 per share. These warrants are exercisable at any time prior to October 1, 2003.

     In connection with our lending arrangements, on October 1, 1998, we issued $12,000,000 in notes and 500,000 shares of our common stock for an aggregate consideration of $1,000,000 to three affiliates of Trust Company of the West.

     In connection with our acquisition of DSW & Associates, Inc., d/b/a Auto Town, on December 31, 1998, we issued an aggregate of 335,015 shares of our common stock to former shareholders of Auto Town.

     The issuances described above were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.  Exhibits and Financial Statement Schedules.

EXHIBIT NUMBER                DESCRIPTION
--------------                -----------

    1.1++++        Form of Underwriting Agreement.

    2.1.1* Agreement and Plan of Reorganization dated July 1, 1997 by and among the Company, California Carriage, Ltd., dba Concord Honda and Donald V. Strough, Trustee of the Strough 1983 Revocable Trust.

    2.1.2* Agreement and Plan of Reorganization dated July 1, 1997 by and among the Company, Price Auto Holding, Inc., dba Melody Toyota, Price Trust utd 10/5/84, Fred Cziska and FAA San Bruno, Inc.

    2.1.3* Agreement and Plan of Reorganization dated July 1, 1997 by and among the Company, Serramonte Motorcars, Inc., dba Lexus of Serramonte, Price Trust utd 10/5/84, Fred Cziska, John Driebe and FAA Serramonte L, Inc.

    2.1.4* Agreement and Plan of Reorganization dated July 1, 1997 between the Company, Cziska Price, Inc., dba Stevens Creek Nissan, the shareholders of Cziska Price, Inc. and FAA Stevens Creek, Inc.

    2.1.5* Agreement and Plan of Reorganization dated July 1, 1997 between the Company, Transcar Leasing, Inc., dba Serramonte Auto Plaza, the shareholders of Transcar Leasing, Inc. and FAA Serramonte GM, Inc.

    2.1.6* Asset Purchase Agreement dated March 14, 1997 by and among FAA Concord N, Inc., Concord Nissan, Inc. and Steven Hallock.

    2.1.7* Stock Purchase Agreement dated July 1, 1997, by and between the Company, the Price Trust u/t/d 10/5/84 and Smart Nissan, Inc.

    2.1.8* Asset Purchase Agreement dated March 19, 1997 by and between the Company and Asian Pacific Industries, Inc.

    2.1.9* Asset Purchase Agreement dated January 23, 1997 by and among the Company, Auto Center of Poway, Inc., Thomas Nokes and H. Matthew Travis.

    2.1.10* Asset Purchase Agreement dated January 23, 1997 by and among the Company, Auto Center of North County, Inc., Thomas Nokes and H. Matthew Travis.

    2.1.11** Asset Purchase Agreement dated January 29, 1998 by and among the Company, Burgess British Cars, Inc., and Keith Burgess.

    2.1.12** Letter of Agreement dated June 11, 1998 by and between the Company and Donald V. Strough.

    2.1.13***      Asset Purchase Agreement dated January 1998 by and among the
                   Company, Beverly Hills BM, Ltd., dba Beverly Hills BMW
                   ("Seller"), and Ross Gilbert.

    2.1.14***      Asset Purchase Agreement dated July 17, 1997 by and among the
                   Company, Golden Sierra Auto Group, dba Capitol Nissan and
                   Capman, Inc.

    2.1.15+ Stock Purchase Agreement dated July 17, 1998, by and between Graybehl Family Trust, dated March 22, 1978, Concord Toyota Sales, Inc., and the Company.

    2.1.16+ First Amendment to Stock Purchase Agreement dated October 1, 1998, by and between the Company, Vacation Motors, and the Graybehl Family Trust, dated March 22, 1978.

    2.1.17+ Second Amendment to Stock Purchase Agreement dated October 13, 1998 by and between the Company, Vacation Motors, and the Graybehl Family Trust, dated March 22, 1978.

    2.1.18++ Agreement and Plan of Reorganization, dated December 8, 1998, among the Company, DSW Acquisition Corporation, DSW Associates, Inc., and certain shareholders of DSW Associates, Inc.

    3.1*           Amended and Restated Certificate of Incorporation, dated
                   July 8, 1997.

    3.2+++         By-Laws.

    4.1* Stockholders' Agreement dated July 11, 1997 by and among the Company and its stockholders, Thomas Price, Donald Strough, Steven Hallock, Fred Cziska, Al Babbington, John Driebe, Embarcadero Automotive, LLC, Raintree Capital LLC, BB Investments and certain affiliates of Trust Company of the West.

    4.1.1* Securities Purchase Agreement dated as of July 11, 1997 by and among the Company, certain of its wholly-owned subsidiaries and Trust Company of the West and certain of its affiliates, as purchasers.

    4.1.2* Amendment No. 1 to Securities Purchase Agreement dated as of January 9, 1998 by and among each of FAA Capitol N, Inc., FAA Auto Factory, Inc. and each of the parties to the Securities Purchase Agreement dated as of July 11, 1997.

    4.1.3+++ Amendment No. 1 to Stockholders Agreement dated as of October 13, 1998, by and among the Company, Thomas A. Price, Donald Strough and certain affiliates of Trust Company of the West.

    4.1.4+++ Amendment No. 2 to Securities Purchase Agreement, dated as of June 10, 1998, by and among each of FAA Beverly Hills, Inc., FAA Poway G, Inc., FAA Serramonte H, Inc. and each of the parties to the Securities Purchase Agreement dated as of July 11, 1997.

    4.1.5+++ Amendment No. 3 to Securities Purchase Agreement, dated as of October 13, 1998, by and among each of FAA Concord T, Inc., a California corporation and each of the parties to the Securities Purchase Agreement dated as of July 11, 1997.

    4.1.6+++ Amendment No. 4 to Securities Purchase Agreement, dated as of November 19, 1998, by and among each of FAA Woodland Hills VW, Inc. and each of the parties to the Securities Purchase Agreement dated as of July 11, 1997.

    4.1.7+++ Amendment No. 5 to Securities Purchase Agreement, dated as of December 31, 1998, by and among each of DSW Associates, Inc. and each of the parties to the Securities Purchase Agreement dated as of July 11, 1997.

    4.1.8****      Amendment No. 6 to Securities Purchase Agreement, dated as of
                   December 31, 1998, by and among each of the parties to the Securities Purchase Agreement dated as of July 11, 1997, as amended.

    5.1++++        Opinion of Gray Cary Ware & Freidenrich LLP.

    10.1* Loan and Security Agreement by and between General Electric Capital Corporation, and 13 subsidiaries of the Company dated as of July 2, 1997.

    10.1.1* Intercreditor and Subordination Agreement dated as of July 8, 1997 by and among TCW/Crescent Mezzanine Partners, L.P., TCW/Crescent Mezzanine Trust, TCW/Crescent Mezzanine Investment Partners, L.P., and General Electric Capital Corporation.

    10.2* Agreement between American Honda Motor Co., Inc. and the Company dated as of May 1, 1997 by and among the Company, Donald V. Strough, Thomas A. Price, Steven S. Hallock, Fred Cziska, Al Babbington, John Driebe, Raintree Capital, LLC, BB Investments, Brown Gibbons & Lang, L.P. and American Honda Motor Co., Inc.

    10.2.1****     Honda Automobile Dealer Sales and Service Agreement dated as of September 15, 1998 by and between the Company and American
                   Honda Motor Co., Inc.

    10.3* Nissan Dealer Agreement Sales and Service Agreement Standard Provisions, dated as of July 16, 1997 by and between Nissan Division, Nissan Motor Corporation in U.S.A. and the Company.

    10.3.1* Nissan Dealer Term Sales and Service Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and FAA Serramonte, Inc.

    10.3.2* Nissan Contiguous Market Ownership Holding Company Agreement dated June 30, 1997 by and among Nissan Motor Corporation in U.S.A., the Company, FAA Concord N, Inc., and FAA Dublin N, Inc.

    10.3.3* Nissan Dealer Term Sales and Service Agreement dated as of July 16, 1997 by and between Nissan Motor Corporation in U.S.A. and FAA Dublin N, Inc.

    10.3.4* Nissan Contiguous Market Ownership Addendum dated July 16, 1997 by and among Nissan Motor Corporation in U.S.A., Thomas
                   A. Price, FAA Dublin N, Inc. and the Company.

    10.3.5* Nissan Contiguous Market Ownership Areas Formation and Linkage Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and the Company (FAA Dublin N, Inc.).

    10.3.6* Nissan Dealer Term Sales and Service Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and Smart Nissan, Inc.

    10.3.7* Nissan Contiguous Market Ownership Addendum dated June 30, 1997 by and among Nissan Motor Corporation in U.S.A., Thomas
                   A. Price, Smart Nissan, Inc. and the Company.

    10.3.8* Nissan Contiguous Market Holding Company Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and the Company (Smart Nissan, Inc.; FAA Serramonte, Inc.).

    10.3.9* Nissan Contiguous Market Ownership Areas Formation and Linkage Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and the Company (Smart Nissan, Inc.).

    10.3.10* Nissan Contiguous Market Ownership Addendum dated June 30, 1997 by and among Nissan Motor Corporation in U.S.A., Thomas
                   A. Price, FAA Serramonte, Inc., and the Company.

    10.3.11* Nissan Contiguous Market Ownership Holding Company Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and the Company (FAA Serramonte, Inc.).

    10.3.12* Nissan Dealer Term Sales and Service Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and FAA Stevens Creek, Inc.

    10.3.13* Nissan Contiguous Market Ownership Addendum dated June 30, 1997 by and among Nissan Motor Corporation in U.S.A., Thomas
                   A. Price, FAA Stevens Creek, Inc. and the Company.

    10.3.14* Nissan Contiguous Market Ownership Areas Formation and Linkage Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and the Company (FAA Stevens Creek, Inc.).

    10.3.15* Nissan Dealer Term Sales and Service Agreement dated as of September 25, 1997 by and between Nissan Motor Corporation in U.S.A. and FAA Capitol N, Inc.

    10.3.16* Nissan Contiguous Market Ownership Addendum dated September 25, 1997 by and among Nissan Motor Corporation in U.S.A., Thomas A. Price, FAA Capitol N, Inc. and the Company.

    10.3.17* Nissan Contiguous Market Ownership Holding Company Agreement dated September 25, 1997 by and between Nissan Motor Corporation in U.S.A. and the Company (FAA Capitol N, Inc.).

    10.3.18* Nissan Contiguous Market Ownership Addendum dated June 30, 1997 by and among Nissan Motor Corporation in U.S.A., Thomas
                   A. Price, FAA Concord N, Inc. and the Company.

    10.3.19* Nissan Dealer Term Sales and Service Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and FAA Concord N, Inc.

    10.3.20* Nissan Contiguous Market Ownership Areas Formation and Linkage Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and the Company (FAA Concord N, Inc.)

    10.4* Toyota Dealer Agreement dated as of April 24, 1997 by and between Toyota Motor Sales, U.S.A., Inc. and FAA Poway T, Inc.

    10.4.1* Agreement dated as of May 2, 1997 between the Company and Toyota Motor Sales, U.S.A., Inc.

    10.4.2* Toyota Dealer Agreement dated as of June 30, 1997 by and between the Company and Toyota Motor Sales, USA, Inc.

    10.4.3* Lexus Dealer Agreement dated as of June 30, 1997 between Lexus and FAA Serramonte L, Inc.

    10.4.4 Toyota Dealer Agreement (Concord Toyota) dated as of October 1, 1998 by and between the Company and Toyota Motor Sales, USA, Inc.

    10.5* Dealer Sales and Service Agreement dated as of June 13, 1997 by and between Mitsubishi Motor Sales of America, Inc. and FAA Serramonte, Inc.

    10.6* Isuzu Dealer Sales and Service Agreement effective May 1, 1997 by and between American Isuzu Motors, Inc. and FAA Serramonte, Inc.

    10.6.1* Supplemental Agreement to Dealer Sales and Service Agreement dated as of May 1, 1997 by and among FAA Serramonte, Inc. dba Serramonte Auto Plaza, the Company and American Isuzu Motors, Inc.

    10.7* Master Agreement dated as of July 1, 1997 between FAA Serramonte, Inc. d/b/a Dodge of Serramonte; FAA Poway D, Inc. d/b/a Poway Dodge; FAA Dublin VWD, Inc., d/b/a Dublin Dodge; the Company; Thomas A. Price and Chrysler Corporation.

    10.7.1* Chrysler Corporation Dodge Sales and Services Agreement dated as of May 9, 1997 by and between FAA Poway D, Inc., dba Poway Dodge and Chrysler Corporation.

    10.7.2* Chrysler Corporation Dodge Sales and Services Agreement dated as of July 7, 1997 by and between FAA Serramonte Inc. D, Inc., dba Dodge of Serramonte Dodge and Chrysler Corporation.

    10.7.3* Chrysler Corporation Dodge Sales and Services Agreement dated as of July 18, 1997 between FAA Dublin VWD, Inc., dba Dublin Dodge and Chrysler Corporation.

    10.8* Pontiac-GMC Division Pontiac Dealer Sales and Service Agreement dated as of June 30, 1997 between General Motors Corporation, Pontiac and Transcar Leasing, Inc., dba Serramonte Pontiac-Buick-GMC.

    10.9* Lease Agreement dated as of September 18, 1997 by and among Bay Automotive Properties, LLC, the Company and FAA Capitol N, Inc.

    10.9.1* Lease Agreement dated as of July 1, 1997 by and among the Price Trust u/t/d 10/5/84, the Company and FAA Serramonte L, Inc.

    10.9.2* Lease Agreement dated as of April 15, 1998 by and among Price Trust u/t/d 10/5/84, the Company and FAA Serramonte H, Inc.

    10.9.3* Lease Agreement dated as of July 1, 1997 among Price Trust u/t/d 10/5/84, the Company and FAA Serramonte L, Inc.

    10.9.4* Lease Agreement dated as of July 1, 1997 among Rosewood Village Associates, the Company and California Carriage Limited.

    10.9.5* Lease dated as of July 1, 1997 among Rosewood Village Associates, the Company and FAA Stevens Creek, Inc.

    10.10* Executive Employment Agreement dated as of July 1, 1997 by and between the Company and Donald V. Strough.

    10.10.1* Executive Employment Agreement dated as of July 1, 1997 by and between the Company and Thomas A. Price.

    10.10.2* Employment Agreement dated as of March 1, 1997 by and between the Company and Steven S. Hallock.

    10.10.3* Noncompetition Agreement dated as of July 8, 1997 by and among Thomas A. Price, Donald Strough and the Company.

    10.10.4****    Executive Employment Agreement dated as of March 30, 1999 by and between the Company and Debra L. Smithart.

    10.10.5****    Executive Employment Agreement dated as of March 30, 1999 by and between the Company and Charles Oglesby.

    10.11+++       FirstAmerica Automotive, Inc. 1997 Stock Option Plan.

    10.12++++      1999 Employee Stock Purchase Plan.

    10.13++++      Form of Indemnification Agreement for directors and officers.

    11.1 Statements of Computation of Pro Forma Common Shares and Equivalents (see footnote 12 to our consolidated financial statements).

    21.1****       Subsidiaries of the Company.

    23.1           Consent of KPMG, LLP.

    23.2           Consent of Counsel (included in Exhibit 5.1).

    24.1           Power of attorney (included on signature page).

    99.1 Financial Statements as of December 31,1996 and 1997 for Beverly Hills BM, Ltd., dba Beverly Hills BMW (with independent auditors' report thereon) and March 31, 1998, unaudited.

    99.2 Financial Statements as of December 31,1996 for California Carriage Ltd., dba Concord Honda Pontiac (with independent auditors' report thereon) and September 30, 1997, unaudited.

    99.3 Financial Statements as of December 31,1996 for Steven Hallock Enterprises, Inc., dba Concord Nissan (with independent auditors' report thereon) and June 30, 1997, unaudited.

    99.4 Financial Statements as of December 31,1995 and 1996 for Valley Automotive Center (with independent auditors' report thereon) and June 30, 1997, unaudited.

    _____________
    * As filed with the SEC in our annual report on Form 10-K on May 14, 1998.
    ** As filed with the SEC in our current report on Form 8-K on July 6, 1998.
    *** As filed with the SEC in our quarterly report on Form 10-Q on August 14, 1998.
    **** As filed with the SEC in our annual report on Form 10-K on March 31, 1999.
    + As filed with the SEC in our current report on Form 8-K on October 16, 1998.
    ++ As filed with the SEC in our current report on Form 8-K on January 14, 1999.
    +++ As filed with the SEC in our current report on Form S-8 on March 16, 1999.
    ++++  To be filed by amendment.

Item 17.  Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

     (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, County of San Francisco, State of California, on the 7th day of April, 1999.


                                       FIRSTAMERICA AUTOMOTIVE, INC.


                                       By: /s/ Thomas A. Price
                                           _____________________________________
                                           Thomas A. Price
                                           President and Chief Executive Officer
                                           (Principal Executive Officer)


                               POWER OF ATTORNEY

     We, the undersigned directors and officers of FirstAmerica Automotive, Inc., do hereby constitute and appoint Mr. Thomas A. Price and Ms. Debra L. Smithart each with full power of substitution, our true and lawful attorney-in-fact and agent to do any and all acts and things in our names and in our behalf in our capacities stated below, which acts and things either of them may deem necessary or advisable to enable FirstAmerica Automotive, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for any and all of us in our names, in the capacities stated below, any and all amendments (including post-effective amendments) hereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission; and we do hereby ratify and confirm all that they shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:


                        Signature                                        Title                          Date
--------------------------------------------------------    -------------------------------    ----------------------
/s/  Thomas A. Price                                           President, Chief Executive           April 7, 1999
--------------------------------------------------------    Officer and Director (Principal
Thomas A. Price                                                    Executive Officer)


/s/  Debra L. Smithart                                             Chief Financial and              April 7, 1999
---------------------------------------------------------        Administrative Officer
Debra L. Smithart                                               (Principal Financial and
                                                                   Accounting Officer)


/s/  Donald V. Strough                                          Chairman of the Board of            April 7, 1999
---------------------------------------------------------              Directors
Donald V. Strough


/s/  W. Bruce Bercovich                                                 Director                    April 7, 1999
---------------------------------------------------------
W. Bruce Bercovich


/s/  Jean Marc Chapus                                                   Director                    April 7, 1999
---------------------------------------------------------
Jean-Marc Chapus


/s/  Robert Heller                                                      Director                    April 7, 1999
---------------------------------------------------------
H. Robert Heller

                                 EXHIBIT INDEX


EXHIBIT NUMBER                DESCRIPTION
--------------                -----------

    1.1++++        Form of Underwriting Agreement.

    2.1.1* Agreement and Plan of Reorganization dated July 1, 1997 by and among the Company, California Carriage, Ltd., dba Concord Honda and Donald V. Strough, Trustee of the Strough 1983 Revocable Trust.

    2.1.2* Agreement and Plan of Reorganization dated July 1, 1997 by and among the Company, Price Auto Holding, Inc., dba Melody Toyota, Price Trust utd 10/5/84, Fred Cziska and FAA San Bruno, Inc.

    2.1.3* Agreement and Plan of Reorganization dated July 1, 1997 by and among the Company, Serramonte Motorcars, Inc., dba Lexus of Serramonte, Price Trust utd 10/5/84, Fred Cziska, John Driebe and FAA Serramonte L, Inc.

    2.1.4* Agreement and Plan of Reorganization dated July 1, 1997 between the Company, Cziska Price, Inc., dba Stevens Creek Nissan, the shareholders of Cziska Price, Inc. and FAA Stevens Creek, Inc.

    2.1.5* Agreement and Plan of Reorganization dated July 1, 1997 between the Company, Transcar Leasing, Inc., dba Serramonte Auto Plaza, the shareholders of Transcar Leasing, Inc. and FAA Serramonte GM, Inc.

    2.1.6* Asset Purchase Agreement dated March 14, 1997 by and among FAA Concord N, Inc., Concord Nissan, Inc. and Steven Hallock.

    2.1.7* Stock Purchase Agreement dated July 1, 1997, by and between the Company, the Price Trust u/t/d 10/5/84 and Smart Nissan, Inc.

    2.1.8* Asset Purchase Agreement dated March 19, 1997 by and between the Company and Asian Pacific Industries, Inc.

    2.1.9* Asset Purchase Agreement dated January 23, 1997 by and among the Company, Auto Center of Poway, Inc., Thomas Nokes and H. Matthew Travis.

    2.1.10* Asset Purchase Agreement dated January 23, 1997 by and among the Company, Auto Center of North County, Inc., Thomas Nokes and H. Matthew Travis.

    2.1.11** Asset Purchase Agreement dated January 29, 1998 by and among the Company, Burgess British Cars, Inc., and Keith Burgess.

    2.1.12** Letter of Agreement dated June 11, 1998 by and between the Company and Donald V. Strough.

    2.1.13***      Asset Purchase Agreement dated January 1998 by and among the
                   Company, Beverly Hills BM, Ltd., dba Beverly Hills BMW
                   ("Seller"), and Ross Gilbert.

    2.1.14***      Asset Purchase Agreement dated July 17, 1997 by and among the
                   Company, Golden Sierra Auto Group, dba Capitol Nissan and
                   Capman, Inc.

    2.1.15+ Stock Purchase Agreement dated July 17, 1998, by and between Graybehl Family Trust, dated March 22, 1978, Concord Toyota Sales, Inc., and the Company.

    2.1.16+ First Amendment to Stock Purchase Agreement dated October 1, 1998, by and between the Company, Vacation Motors, and the Graybehl Family Trust, dated March 22, 1978.

    2.1.17+ Second Amendment to Stock Purchase Agreement dated October 13, 1998 by and between the Company, Vacation Motors, and the Graybehl Family Trust, dated March 22, 1978.

    2.1.18++ Agreement and Plan of Reorganization, dated December 8, 1998, among the Company, DSW Acquisition Corporation, DSW Associates, Inc., and certain shareholders of DSW Associates, Inc.

    3.1*           Amended and Restated Certificate of Incorporation, dated
                   July 8, 1997.

    3.2+++         By-Laws.

    4.1* Stockholders' Agreement dated July 11, 1997 by and among the Company and its stockholders, Thomas Price, Donald Strough, Steven Hallock, Fred Cziska, Al Babbington, John Driebe, Embarcadero Automotive, LLC, Raintree Capital LLC, BB Investments and certain affiliates of Trust Company of the West.

    4.1.1* Securities Purchase Agreement dated as of July 11, 1997 by and among the Company, certain of its wholly-owned subsidiaries and Trust Company of the West and certain of its affiliates, as purchasers.

    4.1.2* Amendment No. 1 to Securities Purchase Agreement dated as of January 9, 1998 by and among each of FAA Capitol N, Inc., FAA Auto Factory, Inc. and each of the parties to the Securities Purchase Agreement dated as of July 11, 1997.

    4.1.3+++ Amendment No. 1 to Stockholders Agreement dated as of October 13, 1998, by and among the Company, Thomas A. Price, Donald Strough and certain affiliates of Trust Company of the West.

    4.1.4+++ Amendment No. 2 to Securities Purchase Agreement, dated as of June 10, 1998, by and among each of FAA Beverly Hills, Inc., FAA Poway G, Inc., FAA Serramonte H, Inc. and each of the parties to the Securities Purchase Agreement dated as of July 11, 1997.

    4.1.5+++ Amendment No. 3 to Securities Purchase Agreement, dated as of October 13, 1998, by and among each of FAA Concord T, Inc., a California corporation and each of the parties to the Securities Purchase Agreement dated as of July 11, 1997.

    4.1.6+++ Amendment No. 4 to Securities Purchase Agreement, dated as of November 19, 1998, by and among each of FAA Woodland Hills VW, Inc. and each of the parties to the Securities Purchase Agreement dated as of July 11, 1997.

    4.1.7+++ Amendment No. 5 to Securities Purchase Agreement, dated as of December 31, 1998, by and among each of DSW Associates, Inc. and each of the parties to the Securities Purchase Agreement dated as of July 11, 1997.

    4.1.8****      Amendment No. 6 to Securities Purchase Agreement, dated as of
                   December 31, 1998, by and among each of the parties to the Securities Purchase Agreement dated as of July 11, 1997, as amended.

    5.1++++        Opinion of Gray Cary Ware & Freidenrich LLP.

    10.1* Loan and Security Agreement by and between General Electric Capital Corporation, and 13 subsidiaries of the Company dated as of July 2, 1997.

    10.1.1* Intercreditor and Subordination Agreement dated as of July 8, 1997 by and among TCW/Crescent Mezzanine Partners, L.P., TCW/Crescent Mezzanine Trust, TCW/Crescent Mezzanine Investment Partners, L.P., and General Electric Capital Corporation.

    10.2* Agreement between American Honda Motor Co., Inc. and the Company dated as of May 1, 1997 by and among the Company, Donald V. Strough, Thomas A. Price, Steven S. Hallock, Fred Cziska, Al Babbington, John Driebe, Raintree Capital, LLC, BB Investments, Brown Gibbons & Lang, L.P. and American Honda Motor Co., Inc.

    10.2.1****     Honda Automobile Dealer Sales and Service Agreement dated as of September 15, 1998 by and between the Company and American
                   Honda Motor Co., Inc.

    10.3* Nissan Dealer Agreement Sales and Service Agreement Standard Provisions, dated as of July 16, 1997 by and between Nissan Division, Nissan Motor Corporation in U.S.A. and the Company.

    10.3.1* Nissan Dealer Term Sales and Service Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and FAA Serramonte, Inc.

    10.3.2* Nissan Contiguous Market Ownership Holding Company Agreement dated June 30, 1997 by and among Nissan Motor Corporation in U.S.A., the Company, FAA Concord N, Inc., and FAA Dublin N, Inc.

    10.3.3* Nissan Dealer Term Sales and Service Agreement dated as of July 16, 1997 by and between Nissan Motor Corporation in U.S.A. and FAA Dublin N, Inc.

    10.3.4* Nissan Contiguous Market Ownership Addendum dated July 16, 1997 by and among Nissan Motor Corporation in U.S.A., Thomas
                   A. Price, FAA Dublin N, Inc. and the Company.

    10.3.5* Nissan Contiguous Market Ownership Areas Formation and Linkage Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and the Company (FAA Dublin N, Inc.).

    10.3.6* Nissan Dealer Term Sales and Service Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and Smart Nissan, Inc.

    10.3.7* Nissan Contiguous Market Ownership Addendum dated June 30, 1997 by and among Nissan Motor Corporation in U.S.A., Thomas
                   A. Price, Smart Nissan, Inc. and the Company.

    10.3.8* Nissan Contiguous Market Holding Company Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and the Company (Smart Nissan, Inc.; FAA Serramonte, Inc.).

    10.3.9* Nissan Contiguous Market Ownership Areas Formation and Linkage Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and the Company (Smart Nissan, Inc.).

    10.3.10* Nissan Contiguous Market Ownership Addendum dated June 30, 1997 by and among Nissan Motor Corporation in U.S.A., Thomas
                   A. Price, FAA Serramonte, Inc., and the Company.

    10.3.11* Nissan Contiguous Market Ownership Holding Company Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and the Company (FAA Serramonte, Inc.).

    10.3.12* Nissan Dealer Term Sales and Service Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and FAA Stevens Creek, Inc.

    10.3.13* Nissan Contiguous Market Ownership Addendum dated June 30, 1997 by and among Nissan Motor Corporation in U.S.A., Thomas
                   A. Price, FAA Stevens Creek, Inc. and the Company.

    10.3.14* Nissan Contiguous Market Ownership Areas Formation and Linkage Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and the Company (FAA Stevens Creek, Inc.).

    10.3.15* Nissan Dealer Term Sales and Service Agreement dated as of September 25, 1997 by and between Nissan Motor Corporation in U.S.A. and FAA Capitol N, Inc.

    10.3.16* Nissan Contiguous Market Ownership Addendum dated September 25, 1997 by and among Nissan Motor Corporation in U.S.A., Thomas A. Price, FAA Capitol N, Inc. and the Company.

    10.3.17* Nissan Contiguous Market Ownership Holding Company Agreement dated September 25, 1997 by and between Nissan Motor Corporation in U.S.A. and the Company (FAA Capitol N, Inc.).

    10.3.18* Nissan Contiguous Market Ownership Addendum dated June 30, 1997 by and among Nissan Motor Corporation in U.S.A., Thomas
                   A. Price, FAA Concord N, Inc. and the Company.

    10.3.19* Nissan Dealer Term Sales and Service Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and FAA Concord N, Inc.

    10.3.20* Nissan Contiguous Market Ownership Areas Formation and Linkage Agreement dated June 30, 1997 by and between Nissan Motor Corporation in U.S.A. and the Company (FAA Concord N, Inc.)

    10.4* Toyota Dealer Agreement dated as of April 24, 1997 by and between Toyota Motor Sales, U.S.A., Inc. and FAA Poway T, Inc.

    10.4.1* Agreement dated as of May 2, 1997 between the Company and Toyota Motor Sales, U.S.A., Inc.

    10.4.2* Toyota Dealer Agreement dated as of June 30, 1997 by and between the Company and Toyota Motor Sales, USA, Inc.

    10.4.3* Lexus Dealer Agreement dated as of June 30, 1997 between Lexus and FAA Serramonte L, Inc.

    10.4.4 Toyota Dealer Agreement (Concord Toyota) dated as of October 1, 1998 by and between the Company and Toyota Motor Sales, USA, Inc.

    10.5* Dealer Sales and Service Agreement dated as of June 13, 1997 by and between Mitsubishi Motor Sales of America, Inc. and FAA Serramonte, Inc.

    10.6* Isuzu Dealer Sales and Service Agreement effective May 1, 1997 by and between American Isuzu Motors, Inc. and FAA Serramonte, Inc.

    10.6.1* Supplemental Agreement to Dealer Sales and Service Agreement dated as of May 1, 1997 by and among FAA Serramonte, Inc. dba Serramonte Auto Plaza, the Company and American Isuzu Motors, Inc.

    10.7* Master Agreement dated as of July 1, 1997 between FAA Serramonte, Inc. d/b/a Dodge of Serramonte; FAA Poway D, Inc. d/b/a Poway Dodge; FAA Dublin VWD, Inc., d/b/a Dublin Dodge; the Company; Thomas A. Price and Chrysler Corporation.

    10.7.1* Chrysler Corporation Dodge Sales and Services Agreement dated as of May 9, 1997 by and between FAA Poway D, Inc., dba Poway Dodge and Chrysler Corporation.

    10.7.2* Chrysler Corporation Dodge Sales and Services Agreement dated as of July 7, 1997 by and between FAA Serramonte Inc. D, Inc., dba Dodge of Serramonte Dodge and Chrysler Corporation.

    10.7.3* Chrysler Corporation Dodge Sales and Services Agreement dated as of July 18, 1997 between FAA Dublin VWD, Inc., dba Dublin Dodge and Chrysler Corporation.

    10.8* Pontiac-GMC Division Pontiac Dealer Sales and Service Agreement dated as of June 30, 1997 between General Motors Corporation, Pontiac and Transcar Leasing, Inc., dba Serramonte Pontiac-Buick-GMC.

    10.9* Lease Agreement dated as of September 18, 1997 by and among Bay Automotive Properties, LLC, the Company and FAA Capitol N, Inc.

    10.9.1* Lease Agreement dated as of July 1, 1997 by and among the Price Trust u/t/d 10/5/84, the Company and FAA Serramonte L, Inc.

    10.9.2* Lease Agreement dated as of April 15, 1998 by and among Price Trust u/t/d 10/5/84, the Company and FAA Serramonte H, Inc.

    10.9.3* Lease Agreement dated as of July 1, 1997 among Price Trust u/t/d 10/5/84, the Company and FAA Serramonte L, Inc.

    10.9.4* Lease Agreement dated as of July 1, 1997 among Rosewood Village Associates, the Company and California Carriage Limited.

    10.9.5* Lease dated as of July 1, 1997 among Rosewood Village Associates, the Company and FAA Stevens Creek, Inc.

    10.10* Executive Employment Agreement dated as of July 1, 1997 by and between the Company and Donald V. Strough.

    10.10.1* Executive Employment Agreement dated as of July 1, 1997 by and between the Company and Thomas A. Price.

    10.10.2* Employment Agreement dated as of March 1, 1997 by and between the Company and Steven S. Hallock.

    10.10.3* Noncompetition Agreement dated as of July 8, 1997 by and among Thomas A. Price, Donald Strough and the Company.

    10.10.4****    Executive Employment Agreement dated as of March 30, 1999 by and between the Company and Debra L. Smithart.

    10.10.5****    Executive Employment Agreement dated as of March 30, 1999 by and between the Company and Charles Oglesby.

    10.11+++       FirstAmerica Automotive, Inc. 1997 Stock Option Plan.

    10.12++++      1999 Employee Stock Purchase Plan.

    10.13++++      Form of Indemnification Agreement for directors and officers.

    11.1 Statements of Computation of Pro Forma Common Shares and Equivalents (see footnote 12 to our consolidated financial statements).

    21.1****       Subsidiaries of the Company.

    23.1           Consent of KPMG, LLP.

    23.2           Consent of Counsel (included in Exhibit 5.1).

    24.1           Power of attorney (included on signature page).

    99.1 Financial Statements as of December 31,1996 and 1997 for Beverly Hills BM, Ltd., dba Beverly Hills BMW (with independent auditors' report thereon) and March 31, 1998, unaudited.

    99.2 Financial Statements as of December 31,1996 for California Carriage Ltd., dba Concord Honda Pontiac (with independent auditors' report thereon) and September 30, 1997, unaudited.

    99.3 Financial Statements as of December 31,1996 for Steven Hallock Enterprises, Inc., dba Concord Nissan (with independent auditors' report thereon) and June 30, 1997, unaudited.

    99.4 Financial Statements as of December 31,1995 and 1996 for Valley Automotive Center (with independent auditors' report thereon) and June 30, 1997, unaudited.

    _____________
    * As filed with the SEC in our annual report on Form 10-K on May 14, 1998.
    ** As filed with the SEC in our current report on Form 8-K on July 6, 1998.
    *** As filed with the SEC in our quarterly report on Form 10-Q on August 14, 1998.
    **** As filed with the SEC in our annual report on Form 10-K on March 31, 1999.
    + As filed with the SEC in our current report on Form 8-K on October 16, 1998.
    ++ As filed with the SEC in our current report on Form 8-K on January 14, 1999.
    +++ As filed with the SEC in our current report on Form S-8 on March 16, 1999.
    ++++  To be filed by amendment.

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